As filed with the Securities and Exchange Commission on August 21, 2007
                                                                                                                                                                                    Registration No. 333-144984
________________________________________________________________________________________________________________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________________________________________________________________________________

AMENDMENT NO. 1
TO
     FORM S-4
REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933
__________________________________________________________________________________________________

BANNER CORPORATION
(Exact name of registrant as specified in its charter)

Washington	6022	91-1691604
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer
		Identification Number)

     10 South First Avenue
Walla Walla, Washington 99362
(509) 527-3636

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Albert H. Marshall, Vice President
Banner Corporation
10 South First Avenue
Walla Walla, Washington 99362
(509) 527-3636

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Nicholas G. Demmo, Esq.	Peter A. Spadoni, Esq.
Wachtell, Lipton, Rosen & Katz	Jeffers, Danielson, Sonn & Aylward, P.S.
51 West 52nd Street	2600 Chester Kimm Road
New York, New York 10019	Wenatchee, WA 98801
Telephone: (212) 403-1000	Telephone: (509) 662-3685
Facsimile: (212) 403-2000	Fax: (509) 662-2452

     Approximate date of commencement of proposed sale to the public: As soon as practicable following the effectiveness of this Registration Statement and the effective time of the merger described herein.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

__________________________________________________________________________________________________

The information in this document is not complete and may be changed. We may not sell the securities offered by this document until the registration statement filed with the Securities and Exchange Commission is effective. This document is not an offer to sell these securities, and we are not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION—DATED AUGUST 21, 2007

MERGER PROPOSED – YOUR VOTE IS VERY IMPORTANT

     On June 27, 2007, we entered into a merger agreement with Banner Corporation (“Banner”) providing for the merger of NCW Community Bank into Banner Bank, a subsidiary of Banner. Before we can complete the merger, we must obtain the approval of the shareholders of NCW. We are sending you this document to ask you to vote in favor of the approval and adoption of the merger agreement.

     If the merger is completed, NCW shareholders will be entitled to receive, in exchange for each share of NCW common stock they hold at the time of the merger, consideration equal to the pro rata share of (i) 340,000 shares of Banner common stock, plus (ii) $6.5 million in cash, subject to possible adjustments, as discussed in this proxy statement/prospectus.

     Except as described above, the value of the merger consideration will fluctuate with the market price of Banner common stock, which trades on the Nasdaq Global Select Market (the “Nasdaq”) under the symbol “BANR.” As an example, based on the closing price of $33.79 of Banner common stock on the Nasdaq on August 17, 2007, and 457,111 fully diluted NCW common shares outstanding as of such date (which includes shares attributable to outstanding options), each share of NCW common stock would be converted into the right to receive approximately $14.22 in cash and approximately 0.7438 shares of Banner common stock, having a market value of approximately $39.35. As an additional example, based on the closing price of $35.20 of Banner common stock on the Nasdaq on June 27, 2007, and 457,911 fully diluted NCW common shares outstanding as of such date (which includes shares attributable to outstanding options), each share of NCW common stock would be converted into the right to receive approximately $14.19 in cash and approximately 0.7425 shares of Banner common stock, such cash and stock together having an aggregate market value of approximately $40.33.

     If the average closing price of Banner common stock for the twenty days prior to the receipt of regulatory approval is less than $30.83, NCW may terminate the merger agreement, regardless of whether the NCW shareholders have approved the merger agreement. If NCW elects to terminate the merger agreement, Banner has the right to increase the merger consideration and thereby prevent the merger agreement from being terminated. Banner has no obligation to increase the merger consideration under such circumstances. For more information, see “The Merger Agreement—Termination of the Merger Agreement.”

     Your vote is important. We cannot complete the merger of Banner Bank and NCW unless NCW shareholders approve and adopt the merger agreement. NCW shareholders’ failure to vote will have the same effect as voting against the merger. The special meeting of the shareholders of NCW will be held at NCW Community Bank, 701 N. Chelan Avenue, Wenatchee, Washington 98801 on Thursday, September 27, 2007, at 5:00 p.m. The NCW board of directors unanimously recommends that NCW shareholders vote FOR approval and adoption of the merger agreement.

     This document gives you detailed information about the NCW shareholder meeting and the proposed merger and includes a copy of the merger agreement. This document also provides important information regarding Banner. We urge you to read this document carefully, including “Risk Factors” beginning on page 10 for a discussion of the risks relating to the merger. You also can obtain information about Banner from documents that it has filed with the Securities and Exchange Commission by following the instructions under “Where You Can Find More Information.” Whether or not you plan to attend the special meeting, to ensure your shares are represented at the meeting, please vote as soon as possible by completing and submitting the enclosed proxy card.

              /s/ Melvin J. Hanson
Melvin J. Hanson
                                     President and Chief Executive Officer
           NCW Community Bank

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the shares of common stock to be issued by Banner under this document or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offense.

This document is dated August 21, 2007, and is being first mailed to NCW shareholders on or about August 24, 2007.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 27, 2007

To the Shareholders of NCW Community Bank:

     We will hold a special meeting of NCW shareholders on September 27, 2007, at 5:00 p.m., local time, at NCW Community Bank, 701 N. Chelan Avenue, Wenatchee, Washington 98801 for the following purposes:

1.	To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of June 27, 2007, among Banner Corporation, Banner Bank and NCW Community Bank, as it may be amended from time to time, pursuant to which NCW will merge with and into Banner Bank;

2.	To vote upon an adjournment or postponement of the NCW special meeting, if necessary, to solicit additional proxies.

3.	To transact any other business as may properly be brought before the NCW special meeting or any adjournment or postponement of the NCW special meeting.

     Only holders of record of NCW common stock at the close of business on August 13, 2007 are entitled to notice of, and to vote at, the NCW special meeting or any adjournments or postponements of the NCW special meeting. To ensure your representation at the NCW special meeting, please complete and promptly mail your proxy card in the return envelope enclosed. This will not prevent you from voting in person, but will help to secure a quorum and avoid added solicitation costs. Your proxy may be revoked at any time before it is voted. Please review the proxy statement/prospectus accompanying this notice for more complete information regarding the merger and the NCW special meeting.

     NCW shareholders have a right to dissent from the merger and obtain payment of the fair value of their NCW shares under Washington law. A copy of the applicable Washington statutory provisions regarding dissenters’ rights is attached as Annex C to the accompanying proxy statement/prospectus. For details on your dissenters’ rights and applicable procedures, please see the discussion “Dissenters’ Rights” beginning on page 21.

     The board of directors of NCW unanimously recommends that NCW shareholders vote “FOR” the proposal to approve and adopt the merger agreement.

By Order of the Board of Directors,

               /s/ Melvin J. Hansen
 Melvin J. Hansen
                                   President and Chief Executive Officer

Wenatchee, Washington
August 21, 2007

ADDITIONAL INFORMATION

     This document incorporates important business and financial information about Banner Corporation from documents filed with the Securities and Exchange Commission, which in this document we refer to as the “SEC,” that are not included in or delivered with this document.

     Banner will provide you with copies of this information relating to Banner, without charge, upon written or oral request to:

Banner Corporation
10 South First Avenue
 Walla Walla, Washington 99362
Attention: Investor Relations
Telephone: (509) 527-3636

     In order to receive timely delivery of the documents in advance of the special meeting, you must request the information no later than September 20, 2007.

     You may also obtain the documents filed by Banner with the SEC at the SEC’s website, “www.sec.gov,” and you may obtain certain of these documents at Banner’s website, “www.bannerbank.com,” by selecting “BANR SEC Filings.” Information contained on the Banner website is expressly not incorporated by reference into this document.

     You should rely only on the information contained in or incorporated by reference into this document to vote on the proposals to NCW’s shareholders in connection with the merger. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated August 21, 2007. You should not assume that the information contained in, or incorporated by reference into, this document is accurate as of any date other than that date. Neither the mailing of this document to NCW shareholders nor the issuance by Banner of common stock in connection with the merger will create any implication to the contrary.

     This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this document regarding Banner has been provided by Banner and information contained in this document regarding NCW has been provided by NCW.

TABLE OF CONTENTS

Questions and Answers About the Merger	1
Summary	3
Risk Factors	10
Forward-Looking Statements	12
The Special Meeting of NCW Shareholders	13
General	13
Record Date and Voting	13
Vote Required	13
Revocability of Proxies	14
Solicitation of Proxies	14
The Merger	15
Background of the Merger	15
Banner’s Reasons for the Merger	16
NCW’s Reasons for the Merger; Recommendation of NCW’s Board of Directors	16
Opinion of NCW’s Financial Advisor	18
Interests of NCW’s Executive Officers and Directors in the Merger	20
Listing of Banner Common Stock on the Nasdaq	21
Dissenters’ Rights	21
Accounting Treatment	22
Regulatory Approvals	22
Federal Deposit Insurance Corporation	22
Other Notices and Approvals	23
Material U.S. Federal Income Tax Consequences of the Merger	23
Tax Consequences of the Merger Generally	24
Tax Basis and Holding Period	25
Cash Received Instead of a Fractional Share of Banner Common Stock	25
Information Reporting and Backup Withholding	26
Reporting Requirements	26
The Merger Agreement	27
The Merger	27
Effective Time and Completion of the Merger	27
Consideration to Be Received in the Merger	27
Stock Options and Other Stock-Based Awards	28
Conversion of Shares; Exchange of Certificates	28
Representations and Warranties	29
Conduct of Business Pending the Merger	30
Reasonable Best Efforts	32
No Solicitation of Alternative Transactions	32
Employee Matters	34
Indemnification and Insurance	34
Conditions to Complete the Merger	34
Termination of the Merger Agreement	35
Amendment, Waiver and Extension of the Merger Agreement	37
Fees and Expenses	37
Restrictions on Resales by Affiliates	37
The Companies	38
Banner Corporation	38
NCW Community Bank	38
Market Price and Dividend Data	40
Banner	40
NCW	40

-i-

Comparative Rights of Banner and NCW Shareholders	41
Legal Matters	46
Experts	46
Other Matters	46
Where You Can Find More Information	46

Agreement and Plan of Merger, dated as of June 27, 2007, by and among
Banner Corporation, Banner Bank and NCW Community Bank	Annex A

Opinion of McAdams Wright Ragen, Inc., dated June 27, 2007	Annex B

Copy of Section 30.49.090 of the Revised Code of Washington	Annex C

-ii-

                                                                                  QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	What matters will be considered at the NCW shareholder meeting?

A:	At the NCW special meeting, NCW shareholders will be asked to vote in favor of approving and adopting the merger agreement.

Q:	What will I receive in the merger?

A:	For each share of NCW common stock which you own, you will receive a pro rata share (based on the number of NCW shares outstanding) of (i) 340,000 shares of Banner common stock and (ii) $6.5 million in cash. Assuming 457,111 shares of NCW common stock outstanding and a Banner common stock value of
$33.79 per share, you would receive consideration with a value equal to $39.35.

Q:	Why is my vote important?

A:	The merger agreement must be approved and adopted by the holders of two-thirds of the outstanding shares of NCW common stock. Accordingly, if an NCW shareholder abstains or fails to vote that will have the same effect as a vote against approval and adoption of the merger agreement.

Q:	What do I need to do now in order to vote?

A:	After you have carefully read this document, please complete, sign and date the enclosed proxy card or voting instruction card and return it in the postage-paid envelope as soon as possible so that your shares will be represented and voted at the NCW special meeting.

Q:	When and where is the shareholder meeting?

A:	The NCW special meeting will take place at 5:00 p.m. on September 27, 2007. The location of the NCW special meeting is NCW Community Bank, 701 N. Chelan Avenue, Wenatchee, Washington 98801.

Q:	Should I send in my NCW stock certificates with my proxy card?

A:	No. Please DO NOT send your NCW stock certificates with your proxy card. Shortly after the merger is completed you will receive a letter of transmittal with instructions, which you should carefully review and follow, regarding how to surrender your NCW stock certificates.

Q:	How do I vote my shares if my shares are held in “street name”?

A:	You should contact your broker or bank. Your broker or bank can give you directions on how to instruct the broker or bank to vote your shares. Your broker or bank will not vote your shares unless the broker or bank receives appropriate instructions from you. For NCW shareholders, your failure to vote will have the same effect as a vote “AGAINST” approval and adoption of the merger agreement. You should therefore provide your broker or bank with instructions as to how to vote your shares.

Q:	If I hold shares of NCW common stock through my NCW 401(k) plan, will I be allowed to vote these shares on the merger?

A:	Yes. If you participate in the NCW 401(k) Plan, you may vote the number of NCW shares in your account on the record date by following the instructions that are being provided to NCW 401(k) Plan participants separately. The trustee will vote your shares in accordance with your instructions, if you meet the deadline for submitting your vote. This deadline may be earlier than the deadline generally applicable to NCW shareholders. If you do not send instructions, the trustee will have discretion to vote the shares credited to your account.

Q:	What if I want to change my vote after I have delivered my proxy card?

A:	You may change your vote at any time before your proxy is voted at the shareholder meeting. If you are the record holder of your shares, you can do this in any of the three following ways:

• by sending a written revocation to the secretary of NCW in time to be received before the special meeting of shareholders stating that you would like to revoke your proxy;

• by properly completing another proxy card that is dated later than the original proxy and returning it in time to be received before the special meeting of shareholders; or

• by voting in person at the special meeting of shareholders if your shares of NCW common stock are registered in your name rather than in the name of a broker or bank.

If you hold your shares in “street name,” you should contact your broker or bank to give it instructions to change your vote.

Q:	Are NCW shareholders entitled to dissenters’ rights?

A:	Holders of NCW common stock have the right to dissent from the merger and to receive payment in cash for the value of their shares of NCW common stock. The value of the shares of NCW common stock of dissenting shareholders may be more than, less than or equal to the value of the merger consideration. If you are an NCW shareholder seeking to preserve your statutory dissenters’ rights, you must carefully follow the procedures described in the section entitled “The Merger—Dissenters’ Rights” on page 21 and prescribed by Section 30.49.090 of the Revised Code of Washington, a copy of which is reprinted in its entirety and attached to this document as Annex C. Your failure to comply precisely with all procedures required by Washington law may result in the loss of your dissenters’ rights.

Q:	Whom can I call with questions about the shareholder meeting or the merger?

A:	If you have questions about the merger or the NCW special meeting of shareholders or you need additional copies of this document, or if you have questions about the process for voting or if you need a replacement proxy card, you should contact:

NCW Community Bank 701 N. Chelan Avenue Wenatchee, Washington 98801 Attention: Melvin J. Hanson, President & CEO Telephone: (509) 667-1657

SUMMARY

     This summary highlights selected information from this document and may not contain all of the information that is important to you. You should carefully read this entire document and the other documents to which this document refers to fully understand the merger. See “Where You Can Find More Information” on page 46. Most items in this summary include a page reference directing you to a more complete description of those items.

NCW Will Merge into Banner Bank (see page 27)

     We propose a merger of NCW with and into Banner Bank. As a result, Banner Bank will continue as the resulting bank.

NCW Shareholders Will Receive Cash and Shares of Banner Common Stock in the Merger (see page 27)

     If the merger is completed, Banner will deliver 340,000 shares of Banner common stock and $6.5 million in cash to NCW shareholders, who will become entitled to receive their pro rata share of this aggregate consideration. The number of shares or the amount of cash consideration is subject to certain adjustments and could also vary if the price of Banner stock rises above or falls below certain thresholds. See “The Merger Agreement—Termination of the Merger Agreement—General.”

     Except as described above, the value of the merger consideration will fluctuate with the market price of Banner common stock. As an example, based on the closing price of $33.79 of Banner common stock on the Nasdaq on August 17, 2007, and 457,111 NCW common shares outstanding as of such date, each share of NCW common stock would be converted into the right to receive approximately $14.22 in cash and approximately 0.7438 shares of Banner common stock, having a market value of approximately $39.35.

What Holders of NCW Stock Options Will Receive (see page 28)

     When we complete the merger, stock options to acquire NCW common stock that are outstanding immediately before the completion of the merger will automatically be cancelled and the holders will not have any further rights with respect to such options.

The Merger Has Been Structured to Be Generally Tax-Free to Holders of NCW Common Stock to the Extent They Receive Banner Common Stock (see page 23)

     The exchange by U.S. holders of NCW common stock for Banner common stock has been structured to be generally tax free for U.S. federal income tax purposes, except that:

•	U.S. holders of NCW common stock generally will recognize gain, but not loss, to the extent of the cash received; and

•	U.S. holders of NCW common stock generally will recognize gain or loss with respect to cash received instead of fractional shares of Banner common stock that such holders would otherwise be entitled to receive.

     For further information, please refer to “The Merger—Material U.S. Federal Income Tax Consequences of the Merger.”

Dividend Policy of Banner (see page 40)

     The holders of Banner common stock receive dividends if and when declared by the Banner board of directors out of legally available funds. Banner declared quarterly cash dividends of $0.19 per share of common stock for the first two quarters of 2007 and the fourth quarter of 2006 and $0.18 for each of the first three quarters of 2006. Following the completion of the merger, Banner expects to continue paying quarterly cash dividends on a basis consistent with past practice. However, the declaration and payment of dividends will depend upon business conditions, operating results, capital and reserve requirements and consideration by the Banner board of directors of other relevant factors.

     Prior to completion of the merger, NCW shareholders will not receive any regular dividends declared and paid by Banner. See “The Merger Agreement—Conversion of Shares; Exchange of Certificates—Dividends and Distributions.”

NCW’s Financial Advisor Has Provided an Opinion as to the Fairness of the Merger Consideration, from a Financial Point of View, to NCW’s Shareholders (see page 18)

     McAdams Wright Ragen, Inc. or “McAdams Wright” has provided an opinion to the NCW board of directors, dated as of June 27, 2007, that, as of that date, and subject to and based upon the qualifications and assumptions set forth in its opinion, the consideration to be received by the holders of NCW common stock in the merger was fair, from a financial point of view, to such shareholders. We have attached to this document the full text of McAdams Wright’s opinion as Annex B, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by McAdams Wright in connection with its opinion. We urge you to read the opinion in its entirety. The opinion of McAdams Wright is addressed to the board of directors of NCW and is among many factors considered by the board in deciding to approve the merger agreement and the transactions contemplated by the merger agreement, is directed only to the consideration to be paid in the merger and does not constitute a recommendation to any shareholder as to how that shareholder should vote on the merger agreement. Pursuant to an engagement letter between NCW and McAdams Wright, NCW has agreed to pay McAdams Wright a fee, a substantial portion of which is payable only upon completion of the merger.

NCW’s Board of Directors Recommends that NCW Shareholders Vote “FOR” Approval and Adoption of the Merger Agreement (see page 16)

     NCW’s board of directors has unanimously determined that the merger and the merger agreement are advisable to, and in the best interests of, NCW shareholders and unanimously recommends that NCW shareholders vote “FOR” the proposal to approve and adopt the merger agreement.

     In reaching its decision to approve the merger agreement, NCW’s board of directors consulted with certain of its senior management and with its legal and financial advisors and also considered the factors described under “The Merger—NCW’s Reasons for the Merger; Recommendation of NCW’s Board of Directors.”

Interests of NCW Executive Officers and Directors in the Merger (see page 20)

     In considering the information contained in this document, you should be aware that NCW’s executive officers and directors have financial interests in the merger that may be different from, or in addition to, the interests of NCW shareholders. These additional interests of NCW’s executive officers and directors may create potential conflicts of interest and cause some of these persons to view the proposed transaction differently than you may view it as a shareholder.

     NCW’s board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement. For information concerning these interests, please see the discussion under the caption “The Merger—Interests of NCW Executive Officers and Directors in the Merger.”

Non-Solicitation (see page 32)

     NCW has agreed that it will not solicit or encourage any inquiries or proposals regarding any acquisition proposals by third parties. However, NCW may respond to unsolicited proposals in certain circumstances if required by its board of directors’ fiduciary duties. Upon receiving any such proposal, NCW must promptly notify Banner.

Conditions to Completion of the Merger (see page 34)

     Each of Banner’s and NCW’s obligations to complete the merger is subject to the satisfaction or waiver of a number of mutual conditions including:

•	the approval and adoption of the merger agreement by NCW shareholders; and

•	the absence of any statute, regulation, rule, decree, injunction or other order in effect by any court or other governmental entity that prohibits completion of the transactions contemplated by the merger agreement.

     Each of Banner’s and NCW’s obligations to complete the merger is also separately subject to the satisfaction or waiver of a number of conditions including:

•	the receipt by the party of a legal opinion from its counsel to the effect that the merger will be treated as a reorganization for U.S. federal income tax purposes;

•	the receipt and effectiveness of all regulatory approvals, registrations and consents, and the expiration of all waiting periods required to complete the merger; and

•	the other company’s representations and warranties in the merger agreement being true and correct, subject to the materiality standards contained in the merger agreement, and the performance by the other party in all material respects of its obligations under the merger agreement.

     Banner’s obligation to complete the merger is further subject to the condition that the regulatory approvals received in connection with the completion of the merger not include any conditions or restrictions that, in the aggregate, would reasonably be expected to have a material adverse effect on NCW or Banner, with materiality being measured on a scale relative to NCW.

Termination of the Merger Agreement (see page 35)

     Banner and NCW may mutually agree at any time to terminate the merger agreement without completing the merger, even if shareholders have approved the merger. Also, either of Banner or NCW can terminate the merger agreement in various circumstances, including the following:

•	if a governmental entity which must grant a regulatory approval as a condition to the merger denies approval of the merger or any governmental entity has issued an order prohibiting the merger and such action has become final and non-appealable;

•	if the merger is not completed, subject to certain exceptions, by February 1, 2008 (other than because of a breach of the merger agreement caused by the party seeking termination);

•	if the other party breaches the merger agreement in a way that would entitle the party seeking to terminate the agreement not to consummate the merger, subject to the right of the breaching party to cure the breach within 45 days following written notice (unless it is not possible due to the nature or timing of the breach for the breaching party to cure the breach); or

•	if the approval and adoption of the merger agreement by NCW shareholders is not obtained.

Banner may also terminate the merger agreement:

•	if NCW has materially breached its “non-solicitation” obligations described under “The Merger
Agreement—No Solicitation of Alternative Transactions”;

•	if NCW’s board has failed to recommend in this proxy statement/prospectus the approval of the merger agreement by its shareholders, recommended any alternative transaction proposals with third parties or failed to call a meeting of its shareholders; or

•	if the twenty-day average closing price of Banner common stock exceeds $39.90 (subject to
NCW’s right to accept a reduction in the merger consideration and thereby prevent such termination as described under “The Merger Agreement—Termination of the Merger
Agreement”).

     NCW may also terminate the merger agreement if the twenty-day average closing price of Banner common stock is less than $30.83 (subject to Banner’s right to increase the merger consideration and thereby prevent such termination as described under “The Merger Agreement—Termination of the Merger Agreement”). The twenty-day average closing price of Banner common stock will be calculated on the date that regulatory approval for the merger is obtained, and it is not known when, or if, such approval will be obtained. The price of Banner common stock on August 17, 2007 was $33.79.

Dissenters’ Rights (see page 21)

     Under Washington law, any NCW shareholder may dissent from the merger and receive the value of his or her shares of NCW common stock in cash if such shareholder follows the procedures described in Annex C, and summarized at page 21 of this document.

NCW Will Hold its Special Meeting on September 27, 2007 (see page 13)

     The NCW special meeting will be held at NCW Community Bank, 701 N. Chelan Avenue, Wenatchee, Washington 98801, on September 27, 2007 at 5:00 p.m., local time. At the special meeting, NCW shareholders will be asked:

•	to approve and adopt the merger agreement;

•	to vote upon an adjournment or postponement of the NCW special meeting, if necessary, to solicit additional proxies; and

•	to transact any other business as may properly be brought before the NCW special meeting or any adjournment or postponement of the NCW special meeting.

     You are entitled to vote at the NCW special meeting if you owned NCW common stock at the close of business on August 13, 2007. On that date, there were 427,074 shares of NCW common stock outstanding and entitled to vote, approximately 32.2% of which were owned and entitled to be voted by NCW directors and executive officers and their affiliates. You are entitled to cast one vote for each share of NCW common stock you owned on that date. In order to approve and adopt the merger agreement, the holders of two-thirds of the outstanding shares of NCW common stock entitled to vote must vote in favor of doing so.

NCW’s Directors Have Agreed to Vote in Favor of the Merger (page 14)

     In consideration of Banner agreeing to enter into the merger agreement, each of the members of NCW’s board of directors entered into support agreements with Banner under which they agreed to vote, and gave Banner an irrevocable proxy to vote, their shares of NCW common stock in favor of the merger agreement and against any competing acquisition transaction. The shares subject to these support agreements represent approximately 30.3% of the outstanding shares of NCW common stock as of the record date.

Regulatory Approvals Required for the Merger (see page 22)

     Completion of the transactions contemplated by the merger agreement is subject to various regulatory approvals, including approval from the Federal Deposit Insurance Corporation and the Washington Department of

Financial Institutions. Banner and NCW have completed, or will complete, filing all of the required applications and notices with regulatory authorities. Although we do not know of any reason why we would not be able to obtain the necessary regulatory approvals in a timely manner, we cannot be certain when or if we will receive these approvals.

COMPARATIVE PER SHARE MARKET PRICE INFORMATION

     Banner common stock trades on the Nasdaq under the symbol “BANR.” The following table presents the closing sale prices of Banner common stock on June 27, 2007, the last trading day before we announced the merger agreement, and August 17, 2007, the last practicable trading day prior to mailing this document. The table also presents the equivalent value of the merger consideration per share of NCW common stock on those dates, assuming 457,911 and 457,111 NCW common shares outstanding as of such dates.

Equivalent
Per Share Value of
	Banner	Combined Cash and
Date	Closing Price	Stock Consideration

June 27, 2007	$ 35.20	$ 40.33

August 17, 2007	$ 33.79	$ 39.35

     The market price of Banner common stock will fluctuate prior to the merger. You should obtain current stock price quotations for Banner common stock.

SELECTED HISTORICAL FINANCIAL DATA

Selected Consolidated Historical Data of Banner

     Set forth below are highlights from Banner’s consolidated financial data as of and for the years ended December 31, 2002 through 2006 and as of and for the six months ended June 30, 2007 and 2006. You should read this information in conjunction with Banner’s consolidated financial statements and related notes included in Banner’s Annual Report on Form 10-K for the year ended December 31, 2006 and on Form 10-Q as of and for the six months ended June 30, 2007, which is incorporated by reference in this document and from which this information is derived. See “Where You Can Find More Information” on page 46.

Banner—Summary of Consolidated Financial Data

	At or For the Six Months
	Ended June 30,			At or For the Years Ended December 31

	2007	2006	2006	2005	2004	2003	2002

Period End Balances (in
thousands)
Total assets	$ 4,269,049	$ 3,397,000	$ 3,495,566	$ 3,040,555	$ 2,897,067	$ 2,635,313	$ 2,263,172
Loans receivable, net	3,575,104	2,790,415	2,930,455	2,408,833	2,063,238	1,700,865	1,546,927
Cash and securities(1)	337,968	396,061	347,410	427,681	649,516	779,472	567,385
Deposits	3,592,781	2,579457	2,794,592	2,323,313	1,925,909	1,670,940	1,497,778
Borrowings(2)	204,171	543,994	404,330	459,821	723,842	738,699	546,945
Stockholders’ equity	402,307	232,502	250,227	221,665	215,220	202,800	190,377
Shares outstanding
excluding unearned,
restricted shares held in
ESOP	15,440	11,968	12,074	11,782	11,482	11,039	10,791

Operating Data (in
thousands)
Interest income	139,857	111,920	243,019	$ 190,160	$ 156,230	$ 140,441	$ 144,276
Interest expense	69,570	50,791	116,114	81,377	59,915	59,848	65,969
Net interest income	70,287	61,129	126,905	108,783	96,315	80,593	78,307
Provision for loan losses	2,400	3,500	5,500	4,903	5,644	7,300	21,000
Net interest income after
provision for loan losses	67,887	57,629	121,405	103,880	90,671	73,293	57,307

Mortgage banking
operations	3,163	2,606	5,824	5,647	5,522	9,447	6,695
Gain (loss) on sale of
securities	-	-	65	(7,302)	141	63	27
Other operating income	8,157	6,896	14,686	12,199	11,305	10,071	9,155
Insurance recovery, net
proceeds	-	5,350	5,350	-	-	-	-
FHLB prepayment
penalties	-	-	-	6,077	-	-	-
Other operating expenses	57,370	48,559	99,731	91,471	79,714	69,876	60,445

Income before provision
for income taxes	21,837	23,922	47,599	16,876	27,925	22,998	12,739
Provision for income taxes	6,913	7,775	15,436	4,432	8,585	6,891	3,479

Net income	14,924	16,147	$ 32,163	$ 12,444	$ 19,340	$ 16,107	$ 9,260

	At or For the Six Months
	Ended June 30,			At or for the Years Ended December 31

	2007	2006	2006	2005	2004	2003	2002

Per Share Data
Net income:
Basic	1.11	1.36	2.70	$ 1.08	$ 1.74	$ 1.49	$ 0.85
Diluted	1.09	1.33	2.63	1.04	1.65	1.44	0.82
Stockholders’ equity(3)	26.06	19.43	20.72	18.81	18.74	18.37	17.64
Cash dividends	0.38	0.36	0.73	0.69	0.65	0.61	0.6
Dividend payout ratio
(basic)	34.23%	26.47%	27.04%	63.89%	37.36%	40.94%	70.59%
Dividend payout ratio
(diluted)	34.86%	27.07%	27.76%	66.35%	39.39%	42.36%	73.17%

	At or For the Six Months
	Ended June 30,			At or for the Years Ended December 31

	2007	2006	2006	2005	2004	2003	2002

Key Financial Ratios
Performance Ratios:
Return on average assets(4)	0.80%	1.04%	0.97%	0.41%	0.70%	0.66%	0.43%
Return on average equity(5)	9.69	14.12	13.54	5.62	9.22	8.21	4.71
Average equity to average
assets	8.29	7.33	7.20	7.26	7.62	8.03	9.13
Interest rate spread(6)	3.89	4.08	3.97	3.72	3.65	3.47	3.8
Net interest margin(7)	4.04	4.17	4.08	3.79	3.71	3.53	3.91
Non-interest income to
average assets	0.61	0.61	0.62	0.35	0.62	0.8	0.74
Non-interest expense to
average assets	3.09	2.77	2.86	3.20	2.90	2.86	2.81
Efficiency ratio(8)	70.3	61.18	64.00	81.75	70.37	69.75	64.18
Average interest-earning
assets to interest-bearing
liabilities	103.77	102.53	102.81	102.66	102.92	102.31	103.14

Asset Quality Ratios:
Allowance for loan losses
as a percent of total
loans at end of period	1.20	1.19	1.20	1.27	1.41	1.51	1.69
Net charge-offs as a
percent of average
outstanding loans during
the period	0.02	0.03	0.03	0.16	0.11	0.47	0.78
Non-performing assets as a
percent of total assets	0.35	0.32	0.43	0.36	1.20	1.20	1.86
Ratio of allowance for loan
losses to non-
performing loans(9)	3.28	3.18	2.53	2.96	1.86	0.92	0.74

Consolidated Capital
Ratios:
Total capital to risk-
weighted assets	11.04	10.99	11.80	12.29	12.24	12.77	12.96
Tier 1 capital to risk-
weighted assets	9.90	9.33	9.53	10.17	10.94	11.48	11.66
Tier 1 leverage capital to
average assets	9.66	8.76	8.76	8.59	8.93	8.73	8.77

(1)	Includes securities available for sale and held to maturity and, in the case of the six months ended June 30, 2007,
	$183.0 million of securities carried at fair value as a result of the adoption of SFAS No. 159.
(2)	Includes, in the case of the six months ended June 30, 2007, $33.8 million of advances from the Federal Home Loan Bank
	and $98,419 million of trust preferred securities, in each case carried at fair value in accordance with SFAS No. 159.
(3)	Calculated using shares outstanding excluding unearned restricted shares held in ESOP.
(4)	Net income divided by average assets.
(5)	Net income divided by average equity.
(6)	Difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(7)	Net interest income before provision for loan losses as a percent of average interest-earning assets.
(8)	Other operating expenses divided by the total of net interest income before loan losses and other operating income (non-
interest income).
(9)	Non-performing loans consist of nonaccrual and 90 days past due loans.

RISK FACTORS

     In addition to the risk factors and other information contained in or incorporated by reference into this document, including Banner’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, and the matters addressed under the heading “Forward-Looking Statements” beginning on page 12 of this document, you should carefully consider the following risk factors in deciding whether to vote to approve and adopt the merger agreement.

Because the Market Price of Banner Common Stock Will Fluctuate, NCW Shareholders Cannot Be Sure of the Value of the Merger Consideration They Will Receive.

     Upon completion of the merger, each share of NCW common stock will be converted into the right to receive merger consideration consisting of shares of Banner common stock and cash pursuant to the terms of the merger agreement. Any change in the market price of Banner common stock prior to completion of the merger will affect the value of the merger consideration that NCW shareholders will receive upon completion of the merger. Accordingly, at the time of the NCW special meeting, NCW shareholders will not necessarily know or be able to calculate the value of the consideration they would receive upon completion of the merger.

Banner May Fail To Realize All of the Anticipated Benefits of the Merger.

     The success of the merger will depend, in part, on Banner’s ability to realize the anticipated cost and revenue synergies and other benefits from combining the businesses of Banner and NCW. However, to realize these anticipated benefits, Banner must successfully combine the businesses of Banner and NCW. If Banner is not able to achieve these objectives, the anticipated cost and revenue synergies and other benefits of the merger may not be realized fully or at all or may take longer to realize than expected. Banner may fail to realize some or all of the anticipated benefits of the transaction in the amounts and times projected for a number of reasons, including that the integration may take longer than anticipated, be more costly than anticipated or have unanticipated adverse results relating to NCW’s or Banner’s existing businesses or customer base. Any such failure could have a material adverse effect on the value of Banner common stock.

     Banner and NCW have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect Banner’s ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the merger. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of Banner and NCW during the transition period and on the combined company following completion of the merger. These integration matters, as well as other changes unrelated to the merger that may occur in the business of Banner and NCW during the period between now and the completion of the merger, could have an adverse effect on each of Banner and NCW during the transition period and on the combined company and could result in lower than expected revenues or higher than expected costs following completion of the merger.

NCW Shareholders Will Have a Reduced Ownership and Voting Interest After the Merger and Will Exercise Less Influence Over Management.

     After the merger’s completion, NCW shareholders will own a significantly smaller percentage of Banner than they currently own of NCW. Following completion of the merger, NCW shareholders will own approximately 2.1% of the combined company on a fully diluted basis. Consequently, NCW shareholders may be able to exercise less influence over the management and policies of Banner than they currently exercise over the management and policies of NCW.

The Merger Agreement Limits NCW’s Ability to Pursue Alternatives to the Merger.

     The merger agreement contains non-solicitation provisions that, subject to limited exceptions, limit NCW’s ability to discuss, facilitate or commit to competing third-party proposals to acquire all or a significant part of NCW.

Although NCW’s board of directors is permitted to take these actions in connection with receipt of a competing acquisition proposal if it determines that the failure to do so would violate its fiduciary duties, taking such actions or similar actions (including NCW withdrawing or modifying, in a way adverse to Banner, its recommendation to its shareholders that they vote in favor of the merger) would entitle Banner to terminate the merger agreement. See “The Merger Agreement—No Solicitation of Alternative Transactions.” The merger agreement also requires NCW to Banner a termination fee of $750,000 if the merger agreement is terminated in specified circumstances. See “The Merger Agreement—Termination of the Merger Agreement—Payment of Termination Fee.” These provisions might discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of NCW from considering or proposing that acquisition even if it were prepared to pay consideration with a higher per share market price than that proposed in the merger, or might result in a potential competing acquiror proposing to pay a lower per share price to acquire NCW than it might otherwise have proposed to pay.

NCW Executive Officers and Directors Have Financial Interests in the Merger that Are Different from, or in Addition to, the Interests of NCW Shareholders.

     Executive officers of NCW negotiated the terms of the merger agreement, and NCW’s board of directors unanimously approved and recommended that NCW’s shareholders vote to approve and adopt the merger agreement. In considering these facts and the other information contained in this document, you should be aware that NCW’s executive officers and directors have financial interests in the merger that are different from, or in addition to, the interests of NCW’s shareholders. Please see “Summary—Interests of NCW Executive Officers and Directors in the Merger” and “The Merger—Interests of NCW Executive Officers and Directors in the Merger” for further information about these interests.

The Voting Agreements Limit NCW’s Ability to Pursue Alternatives to the Merger.

     The merger agreement must be approved by the holders of two-thirds of the outstanding shares of NCW common stock entitled to vote at the special meeting. The members of the board of directors of NCW, who in the aggregate have the power to vote approximately 30.3% of the outstanding shares of NCW common stock, have each executed voting agreements with Banner pursuant to which they have agreed to vote their shares of NCW common stock in favor of the merger and against any competing business combination transaction.

The Merger is subject to the Receipt of Consents and Approvals from Government Entities that May Impose Conditions that Could Have an Adverse Effect on Banner.

     Before the merger may be completed, various approvals or consents must be obtained from the Federal Deposit Insurance Corporation and other authorities in the United States. These governmental entities may impose conditions on the completion of the merger or require changes to the terms of the merger. Banner is not obligated to complete the merger if the regulatory approvals received in connection with the completion of the merger include any conditions or restrictions that, in the aggregate, would reasonably be expected to have a material adverse effect on NCW or Banner, measured on a scale relative to NCW—which specifically includes any divesture required of NCW, Banner or Banner Bank—but Banner could choose to waive this condition.

The Shares of Banner Common Stock to be Received by NCW Shareholders as a Result of the Merger Will Have Different Rights from the Shares of NCW Common Stock.

     Upon completion of the merger, NCW shareholders will become Banner shareholders and their rights as shareholders will be governed by the articles of incorporation and by-laws of Banner. The rights associated with NCW common stock are different from the rights associated with Banner common stock. See the section of this document titled “Comparative Rights of Banner and NCW Shareholders” beginning on page 41 for a discussion of the different rights associated with Banner common stock.

FORWARD-LOOKING STATEMENTS

     This document contains or incorporates by reference a number of forward-looking statements regarding the financial condition, results of operations, earnings outlook, and business prospects of Banner, NCW and the potential combined company and may include statements for the period following the completion of the merger. You can find many of these statements by looking for words such as “expects,” “projects,” “anticipates,” “believes,” “intends,” “estimates,” “strategy,” “plan,” “potential,” “possible” and other similar expressions.

     The forward-looking statements involve certain risks and uncertainties. The ability of either Banner or NCW to predict results or actual effects of its plans and strategies, or those of the combined company, is inherently uncertain. Accordingly, actual results may differ materially from those expressed in, or implied by, the forward-looking statements. Some of the factors that may cause actual results or earnings to differ materially from those contemplated by the forward-looking statements include, but are not limited to, those discussed under “Risk Factors” and those discussed in the filings of Banner that are incorporated herein by reference, as well as the following:

•	those risks and uncertainties Banner discusses or identifies in its public filings with the SEC;

•	the risk that the businesses of Banner and NCW will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected;

•	revenues following the merger may be lower than expected;

•	competitive pressure among financial services companies increases significantly;

•	general economic conditions are less favorable than expected;

•	changes in the interest rate environment reduce interest margins and impact funding sources;

•	changes in both companies’ businesses during the period between now and the completion of the merger may have adverse impacts on the combined company;

•	changes in market rates and prices may adversely impact the value of financial products and assets;

•	legislation or regulatory environments, requirements or changes adversely affect businesses in which either company is engaged;

•	litigation liabilities, including costs, expenses, settlements and judgments, may adversely affect either company or its businesses;

•	deposit attrition, operating costs, customer loss and business disruption following the merger, including difficulties in maintaining relationships with employees, may be greater than expected;
and

•	the ability to obtain governmental approvals of the merger on the proposed terms and schedule.

     Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this document or the date of any document incorporated by reference in this document.

     All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this document and attributable to Banner or NCW or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, Banner and NCW undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

THE SPECIAL MEETING OF NCW SHAREHOLDERS

General

     This document is being furnished to NCW shareholders in connection with the solicitation of proxies by the NCW board of directors to be used at the special meeting of NCW shareholders to be held on September 27, 2007 at 5:00 p.m., local time, at NCW Community Bank, 701 N. Chelan Avenue, Wenatchee, Washington 98801, and at any adjournment or postponement of that meeting. This document and the enclosed form of proxy are being sent to NCW shareholders on or about August 24, 2007.

Record Date and Voting

     The NCW board of directors has fixed the close of business on August 13, 2007 as the record date for determining the holders of shares of NCW common stock entitled to receive notice of and to vote at the NCW special meeting. Only holders of record of shares of NCW common stock at the close of business on that date will be entitled to vote at the NCW special meeting and at any adjournment or postponement of that meeting. At the close of business on the record date, there were 427,074 shares of NCW common stock outstanding, held by approximately 248 holders of record.

     Each holder of shares of NCW common stock outstanding on the record date will be entitled to one vote for each share held of record upon each matter properly submitted at the NCW special meeting and at any adjournment or postponement of that meeting. In order for NCW to satisfy its quorum requirements, the holders of at least a majority of the total number of outstanding shares of NCW common stock entitled to vote at the meeting must be present. You will be deemed to be present if you attend the meeting or if you submit a proxy card that is received at or prior to the meeting (and not revoked as described below).

     If your proxy card is properly executed and received by NCW in time to be voted at the NCW special meeting, the shares represented by your proxy card will be voted in accordance with the instructions that you mark on your proxy card. If you execute your proxy but do not provide NCW with any instructions, your shares will be voted “FOR” the approval and adoption of the merger agreement and “FOR” any adjournment or postponement of the NCW special meeting that may be necessary to solicit additional proxies and, with respect to any other proposal properly brought before the meeting, in accordance with the best judgment of the persons named in the enclosed form of proxy.

     If your shares are held in “street name” by your broker or bank and you do not provide your broker or bank with instructions on how to vote your shares, your broker or bank will not be permitted to vote your shares, which will have the same effect as a vote against the approval and adoption of the merger agreement.

      If you participate in the NCW 401(k) Plan, you may vote the number of NCW shares in your account on the record date. You may vote by following the instructions that are being provided to NCW shareholders separately. The trustee will vote your shares in accordance with your duly executed instructions, if you meet the deadline for submitting your vote. This deadline may be earlier than the deadline generally applicable to NCW shareholders. If you do not send instructions, the trustee will have discretion to vote the shares credited to your account.

Vote Required

     At the NCW special meeting, NCW shareholders will be asked to vote on the proposal to approve and adopt the merger agreement with Banner, which requires the affirmative vote of the holders of two-thirds of the outstanding shares of NCW common stock. Shares as to which the “abstain” box is selected on a proxy card will be counted as present for purposes of determining whether a quorum is present but will have the same effect as a vote against approval of the proposal. The required vote of NCW shareholders on the merger agreement is based upon the number of outstanding shares of NCW common stock, and not the number of shares that are actually voted. Accordingly, the failure to submit a proxy card or to vote in person at the NCW special meeting or the abstention from voting by NCW shareholders, or the failure of any NCW shareholder who holds shares in “street name” through a bank or broker to give voting instructions to such bank or broker, will have the same effect as an “AGAINST” vote with respect to the approval and adoption of the merger agreement.

     Approval of any proposal to adjourn or postpone the meeting, if necessary, for the purpose of soliciting additional proxies may be obtained by the affirmative vote of the holders of a majority of the shares of NCW common stock represented at the NCW special meeting, whether or not a quorum is present.

As of the record date:

•	NCW directors and executive officers and their affiliates owned and were entitled to vote approximately 137,539 shares of NCW common stock, representing approximately 32.2% of the outstanding shares of NCW common stock. The directors have agreed to vote their shares of
NCW common stock, and we currently expect that each of the non-director officers will vote their shares of NCW common stock, in favor of the proposals to be presented at the special meeting, including the merger.

•	Banner directors and executive officers and their affiliates owned and were entitled to vote no shares of NCW common stock. Banner owns no shares of NCW common stock.

Revocability of Proxies
The presence of a shareholder at the NCW special meeting will not automatically revoke that shareholder’s proxy. However, a shareholder may revoke a proxy at any time prior to its exercise by:

•	submitting a written revocation to NCW’s corporate secretary that is received prior to the meeting;

•	submitting another proxy by mail that is dated later than the original proxy and that is received prior to the meeting; or

•	attending the NCW special meeting and voting in person if your shares of NCW common stock are registered in your name rather than in the name of a broker, bank or other nominee.

     If your shares are held by a broker or bank, you must follow the instructions on the form you receive from your broker or bank with respect to changing or revoking your proxy.

Solicitation of Proxies

     In addition to solicitation by mail, directors, officers and employees of NCW may solicit proxies for the NCW special meeting from NCW shareholders personally or by telephone and other electronic means. However, they will not be paid for soliciting such proxies. NCW also will provide persons, firms, banks and corporations holding shares in their names or in the names of nominees, which in either case are beneficially owned by others, proxy material for transmittal to such beneficial owners and will reimburse such record owners for their expenses in taking such actions.

     Banner and NCW will share equally the expenses incurred in connection with the printing and mailing of this document.

THE MERGER

Background of the Merger

     The NCW board of directors has from time to time in recent years engaged with senior management in strategic reviews and considered ways to enhance its company’s financial performance and business prospects. These reviews have included discussions of developments in the financial services industry, the competitive landscape and the ongoing consolidation in financial services. Periodically, the NCW board has considered the potential benefits and risks of business combinations with other financial institutions based on their lines of business, geographic locations and management and employee cultures.

     Banner’s board and senior management similarly evaluate the business climate and periodically consider combination transactions with third parties as possible strategies to maximize shareholder value.

     In February 2007, the NCW board of directors retained McAdams Wright to serve as its financial advisor and identify possible buyers of NCW. McAdams Wright discussed with the NCW baord of directors the most likely buyers of NCW and recommended that NCW seek expressions of interest from a select list of potential acquirers, including community and regional banks. After discussion and consideration of McAdams Wright’s recommendations, the board of directors determined to authorize McAdams Wright to approach nine potential acquirers, including Banner, and solicit written expressions of their interest (including a proposed price range and structure) in acquiring NCW.

     In the course of assisting NCW to maximize shareholder value, McAdams Wright contacted these parties about their interest in a possible business combination without identifying NCW. Each party was asked to execute a confidentiality agreement prior to the sharing of the identity of NCW and nonpublic information on NCW. Seven parties, including Banner, executed confidentiality agreements during the months of March and April 2007. Following Banner’s execution of a confidentiality agreement on April 2, 2007, McAdams Wright, acting on behalf of NCW, delivered to Banner materials containing nonpublic information regarding NCW.

     On April 16, 2007, D. Michael Jones, President and Chief Executive Officer of Banner, and Lloyd W. Baker, Executive Vice President and Chief Financial Officer of Banner, met in Yakima, Washington with Melvin J. Hansen, NCW’s President and Chief Executive Officer, and a representative of McAdams Wright. At this meeting, the representatives of the two companies discussed the possibility of a transaction and the strategic, operational and financial rationales for a merger of their respective companies.

     On May 15, 2007, Banner submitted a nonbinding indication of interest to McAdams Wright. The NCW board held a special meeting on May 17, 2007 to review the nonbinding indication of interest received from Banner and two inquiries from other parties that had not been contacted. Following extensive discussion among the directors concerning the potential advantages and risks of the proposed business combination with Banner and the other possibilities available to NCW, the Board unanimously authorized management to move forward with negotiations and due diligence regarding the possible transaction with Banner and instructed McAdams Wright to continue to engage Banner in discussions regarding a possible transaction and to seek a higher valuation for the company.

     On May 22, 2007, after further conversations between Mr. Baker and representatives of McAdams Wright, Banner submitted a revised proposal to acquire NCW. This proposal was subject to completion of due diligence, finalization of definitive documentation and board approval. Thereafter, a representative of McAdams Wright met with Mr. Baker to discuss the strategic and financial merits of a possible transaction and to investigate Banner’s willingness to deliver enhanced aggregate consideration to NCW shareholders.

     On May 25, 2007, McAdams Wright delivered to Banner a letter proposing to enter into a transaction in which NCW shareholders would receive aggregate consideration of 340,000 shares of Banner common stock and $6.5 million in cash. Banner indicated to McAdams Wright orally its acceptance of the enhanced merger consideration, subject to certain other terms and conditions including satisfactory completion of due diligence and negotiation of a definitive merger agreement. On May 25, 2007, the NCW board again met and considered Banner’s revised proposal. Based on its belief in strategic merits of a business combination of the two financial institutions, the NCW board determined to further pursue the Banner proposal and asked McAdams Wright to communicate to Banner its interest in a merger transaction.

     During the month of June, the respective counsel for NCW and Banner negotiated the definitive documentation associated with a possible combination of NCW and Banner. Also during June, members of senior management of Banner and NCW completed confidential mutual due diligence investigations and refined their views on the advantages of combining the two companies.

     As a result of these discussions, the respective management teams of NCW and Banner agreed to recommend to their respective boards of directors a merger of NCW into Banner Bank on terms including aggregate consideration of 340,000 shares of Banner common stock and $6.5 million in cash, subject to certain adjustments.

     On June 25, 2007, the NCW board held a special meeting to review the definitive merger agreement and the fairness opinion delivered by McAdams Wright. NCW’s Chief Executive Officer and legal counsel and a representative of McAdams Wright again reviewed the reasons for and the potential benefits and risks of the business combination with Banner. The McAdams Wright representative made a presentation regarding the financial terms of the transaction and delivered its opinion that, from a financial point of view, the consideration to be paid by Banner in the merger to the shareholders of NCW was fair. NCW senior management then updated the directors regarding the merger timeline and communication plan. After discussion and detailed consideration of the merger agreement and of the factors discussed below under “—NCW’s Reasons for the Merger; Recommendation of NCW’s Board of Directors,” the NCW directors, all of whom were present, unanimously approved and authorized the execution of the merger agreement.

     The Banner board of directors held a regular meeting on June 26, 2007 and again discussed the contemplated merger. During this meeting, the Banner board of directors discussed and heard presentations from Banner management. Following these discussions, and review and discussion among the members of the Banner board of directors, the Banner board of directors determined that proposed transaction was in the best interests of Banner and its shareholders, and the directors voted unanimously to approve the merger with NCW.

     Following completion of the June 25 and June 26 board meetings, the parties and their legal counsel finalized the merger agreement and related documentation. The merger agreement was subsequently executed and delivered on June 27, and the transaction was announced after the market closed on June 28, 2007 in a press release issued by Banner.

Banner’s Reasons for the Merger

     The Banner board of directors has unanimously approved the merger agreement and believes that the merger joins two well-managed companies, providing strategic and financial benefits to Banner shareholders. In reaching this conclusion, the Banner board considered a number of factors, including, among other factors: the current environment in the financial services industry; its knowledge of each company’s business, management team, financial condition and prospects; the potential financial impact of the merger on Banner; the impact of the transaction on Banner’s footprint in the Pacific Northwest; and the need to obtain shareholder and regulatory approvals in order to complete the transaction.

NCW’s Reasons for the Merger; Recommendation of NCW’s Board of Directors

     The NCW board of directors believes the merger is in the best interests of NCW and the NCW shareholders. The NCW board unanimously recommends that NCW shareholders vote “FOR” the approval of the merger agreement.

     In reaching its determination to adopt the merger agreement, the NCW board consulted with NCW’s management and its financial and legal advisors, and considered a number of factors, including:

•	the value to be received by NCW shareholders, and the premium that such value represents over internal estimates of the valuation of shares of NCW common stock;

•	the enhanced liquidity of Banner common stock as compared to NCW common stock;

•	the NCW board’s assessment, based in part on presentations by McAdams Wright, NCW’s financial advisor, and its management and the results of the due diligence investigation of Banner conducted by NCW’s management and financial and legal advisors, of the business, operations, capital level, asset quality, financial condition and earnings of Banner on a historical and prospective basis, and of the combined company on a pro forma basis including anticipated cost savings;

•	the financial and growth prospects for NCW and its shareholders of a business combination with
Banner as compared to continuing to operate as a stand-alone entity;

•	the presentation by McAdams Wright to the NCW board with respect to the merger and the opinion of McAdams Wright that, as of the date of that opinion, the merger consideration was fair to the holders of NCW common stock from a financial point of view (see “—Opinion of NCW’s
Financial Advisor” on page 18);

•	the benefits to NCW and its customers of operating as a larger organization, including enhancements in products and services, higher lending limits, and greater financial resources;

•	the NCW board’s belief that the two companies share a common vision of the importance of customer service and local decision-making and that management and employees of NCW and
Banner possess complementary skills and expertise;

•	the current and prospective economic and competitive environment facing the financial services industry generally, and NCW in particular, including the continued rapid consolidation in the financial services industry and the competitive effects of the increased consolidation on smaller financial institutions such as NCW;

•	the increasing importance of operational scale and financial resources in maintaining efficiency and remaining competitive over the long term and in being able to capitalize on technological developments that significantly impact industry competitive conditions;

•	the expected social and economic impact of the merger on the constituencies served by NCW, including its borrowers, customers, depositors, employees, suppliers and communities;

•	the employee and severance benefits to be provided to NCW employees and career opportunities in a larger organization;

•	the fact that Banner has existing resources to fund the cash portion of the merger consideration;

•	the NCW Board’s assessment, with the assistance of counsel, concerning the likelihood that
Banner would obtain all regulatory approvals required for the merger;

•	the expected treatment of the merger as a “reorganization” for United States federal income tax purposes, generally tax-free to the extent of Banner common stock received and taxable to the extent of cash received, by NCW shareholders;

•	the fact that some directors and officers of NCW have interests in the merger in addition to their interests generally as NCW shareholders (see “—Interests of NCW Executive Officers and
Directors in the Merger”); and

          the effect of the termination fee potentially payable to Banner, recognizing that the termination fee was a condition to Banner.

     The foregoing discussion of the information considered by the NCW board of directors is not intended to be exhaustive but includes the material factors considered by the NCW board of directors. In the course of its deliberations with respect to the merger, the NCW board discussed the anticipated impact of the merger on NCW, its shareholders, and its various other constituencies, and determined that the benefits to NCW and its constituencies expected to result from the merger would likely outweigh any risks identified during the board’s deliberations. In reaching its determination to approve and recommend the merger, the NCW board did not assign any relative or specific weights to the factors considered in reaching that determination, and individual directors may have given differing weights to different factors.

Opinion of NCW’s Financial Advisor

     McAdams Wright has delivered a written opinion to the NCW Board to the effect that, as of the date of this proxy statement/prospectus, the consideration to be received by holders of NCW common stock pursuant to the terms of the merger agreement is fair to the NCW shareholders from a financial point of view. The merger agreement provides for the delivery by Banner of 340,000 shares of Banner common stock and $6,500,000 in cash, which equates to an approximate proposed purchase price of $41.13 for each NCW share based on the twenty-day average Banner closing price as of June 20, 2007. The McAdams Wright opinion is directed only to the fairness, from a financial point of view, of the consideration to be received and does not constitute a recommendation to any NCW stockholder as to how such shareholder should vote at the NCW special meeting.

     NCW retained McAdams Wright as its exclusive financial advisor pursuant to an engagement letter dated February 1, 2007 in connection with the merger. McAdams Wright is a regionally recognized investment banking firm that is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions. The NCW board of directors selected McAdams Wright to act as NCW’s exclusive financial advisor based on McAdams Wright’s experience in mergers and acquisitions and in securities valuation generally.

     On June 25, 2007, McAdams Wright issued its opinion to the NCW board of directors that, in its opinion as investment bankers, the merger consideration is fair, from a financial view point, to the shareholders of NCW. The full text of the McAdams Wright opinion, which sets forth the assumptions made, matters considered, and limits on its review, is attached hereto as Annex B. The summary of the McAdams Wright opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. NCW shareholders are urged to read the entire McAdams Wright opinion.

     In rendering its opinion to NCW, McAdams Wright reviewed, among other things, historical financial data of NCW, certain internal financial data and assumptions of NCW prepared for financial planning and budgeting purposes furnished by the management of NCW and, to the extent publicly available, the financial terms of certain change of control transactions involving Northwest community banks. McAdams Wright discussed with the management of NCW the financial condition, current operating results, and business outlook for NCW. McAdams Wright also reviewed certain publicly available information concerning BANR and certain financial and securities data of Banner. McAdams Wright discussed with NCW’s management the financial condition, the current operating results, and business outlook for NCW and NCW’s plans relating to Banner. In rendering its opinion, McAdams Wright relied, without independent verification, on the accuracy and completeness of all financial and other information reviewed by it and did not attempt to verify or to make any independent evaluation or appraisal of the assets of Banner or NCW nor was it furnished any such appraisals. NCW did not impose any limitations on the scope of the McAdams Wright investigation in arriving at its opinion.

     McAdams Wright analyzed the total purchase price on a fair market value basis using standard evaluation techniques described below based on certain assumptions of projected growth of earnings and dividends and a range of discount rates from 16% to 18%.

Comparable Company Analysis

     Market Value is generally defined as the price, established on an “arms-length” basis, at which knowledgeable, unrelated buyers and sellers would agree. The “hypothetical” market value for a bank with a thin market for its common stock is normally determined by comparable change of control transactions using financial ratios such as the average price to stockholders equity, price to earnings, and price to total assets, adjusting for significant differences in financial performance criteria and for any lack of marketability or liquidity of the buyer. The market value in connection with the evaluation of control of a bank is determined by previous sales of small banks in the state or region. In valuing a business enterprise, when sufficient comparable trade data are available, this approach deserves similar weight as the net present value approach as discussed below.

     McAdams Wright maintains a comprehensive database concerning prices paid for banking institutions in the Northwest, particularly Washington, Idaho, Montana and Oregon banking institutions, during 2003 through 2007. This database provides comparable pricing and financial performance data for banking institutions sold or acquired. Organized by different peer groups, these data present medians of financial performance and purchase price levels, thereby facilitating a valid comparative purchase price analysis. In analyzing the transaction value of NCW, McAdams Wright has evaluated price to stockholders’ equity and price to earnings multiples and the price to total assets percentage for three samples: sample one is thirty-six Washington, Idaho, Montana and Oregon bank transactions occurring in 2003-2007; sample two is eight rural Idaho, Eastern Washington and Eastern Oregon transactions occurring in 2002-2007; and sample three is twenty-three mixed cash and stock transactions throughout the United States with total assets below $100 million completed in the period of the second half of 2006 through June 1, 2007.

     McAdams Wright calculated the implied purchase price per NCW share for these three samples, in each case based on multiples of book value, earnings and total assets applied to the appropriate NCW financial data for the expected effective date. This simplification enables direct comparisons between the proposed NCW-Banner transaction and the results of the three samples. The approximate proposed purchase price of $41.13 per NCW share can be compared with the per share values implied by the three samples shown below:

		Price per share

	Sample One	Sample Two	Sample Three
Financial Ratio	36 Transactions	8 Transactions	23 Transactions

Price to Book Value	$47.28	$38.58	$38.58
Price to Earnings	$44.59	$39.21	$45.63
Price to Total Assets	$47.40	$33.90	$48.35

     The results from sample one reflect data on thirty-six Northwest-based bank and thrift transactions for 2003-2007. The approximate proposed purchase price of $41.13 per share is below the prices per share calculations derived from price to book value, price to earnings, and price to total assets ratios. Perhaps, a better comparison is sample two with eight transactions involving banks in rural Idaho, Eastern Washington and Eastern Oregon. The approximate proposed $41.13 purchase price per exceeds all of the ratios in this sample set. The results from sample three, consisting of twenty-three transactions with similarly sized banks from all across the nation, show that the approximate proposed purchase price of $41.13 per share is above the price per share calculation derived from the price for the book value ratio but is below those derived from the price to earnings and total assets ratios.

Relative Contribution Analysis

     Relative contribution analysis involves certain historical and estimated financial information for NCW and Banner and the pro forma combined entity resulting from this transaction. The following table shows the percentage contributions of each company to the indicated values to the combined company.

	Percentage of Combined

	Banner	NCW

Trailing 12 Months Net Income	97.3%	2.7%
Total Assets at December 31, 2006	97.5%	2.5%
Total Deposits at December 31, 2006	97.4%	2.6%
Stockholders’ Equity at December 31, 2006	96.9%	3.1%

     The proposed transaction has NCW shareholders receiving 3.7% of Banner’s market capitalization based on the Banner stock price at June 14, 2007. The percentage of stockholders’ equity of 3.1% compares favorably with 3.7%. Using the 3.1% result to calculate a price per share value for NCW, the value is $34.09 per share, a price that is lower than the approximately $41.13 that Banner is offering NCW shareholders.

Accretion/Dilution Analysis

     Earnings per share accretion analysis as calculated by McAdams Wright is the review of earnings per share calculations for the first year after the closing of the merger. Using the 2008 calculations for NCW and Banner, estimates of the revenue enhancement and cost reductions that can reasonably attained, information all provided by the management of NCW, the comparison of stand-alone Banner earnings per share and adjusted Banner earnings per share shows that the adjusted earnings per share is $0.022 higher than the expected earnings per share depending upon the assumptions made. A calculation of 1% accretion to earnings per Banner share yields an implied total purchase price of $17,550,000 (or a price per share of $38.33). The proposed purchase price of $41.13 compares favorably with $38.33.

Net Present Value Analysis

     The investment or earnings value of any banking organization’s stock is an estimate of the present value of future benefits, usually earnings, dividends, or cash flow, which will accrue to the stock. An earnings value is calculated using an annual future earning stream over a period of time of not less than five years and the residual or terminal value of the earnings stream after five years using NCW’s estimates of future growth and an appropriate capitalization or discount rate. McAdams Wright’s calculations were based on an analysis of the banking industry, NCW’s earnings estimates for 2007-2011, historical levels of growth and earnings, and the competitive situation in the market area of NCW. Using discount rates of 18% and 16%, acceptable discount rates considering the risk-return relationship most investors would demand for an investment of this type as of the valuation date, the “Net Present Value of Future Earnings” provided a range of $30.97 to $40.36 per share. The approximate proposed purchase price of $41.13 exceeds this range, providing another indicator of fairness.

     When the valuation methods described above are subjectively weighed, using the appraiser’s experience and judgment, it is McAdams Wright’s opinion that the proposed transaction is fair, from a financial point of view to the NCW shareholders.

     Under the terms of the engagement letter between NCW and McAdams Wright, NCW has agreed to pay McAdams Wright a fee of $25,000 for this fairness opinion and a completion fee that is contingent on the value of the Banner stock price. The completion fee would be $157,500 if calculated based on Banner’s 20-day average stock price ending July 31, 2007. In addition, NCW has agreed to reimburse McAdams Wright for its reasonable out-of-pocket expenses, including the fees and disbursements of its counsel, and to indemnify McAdams Wright against certain liabilities. During the two years preceding the date of the engagement letter, McAdams Wright had no other contractual relationship with NCW.

Interests of NCW’s Executive Officers and Directors in the Merger

     Some of the executive officers and directors of NCW have interests in the merger, which are described below, that may be in addition to, or different from, the interests of NCW shareholders generally. NCW board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and recommending that NCW shareholders vote in favor of the merger agreement.

Employment Agreements of Certain Executive Officers

     Each of Melvin J. Hansen, NCW’s President and Chief Executive Officer, and William G. Miller, NCW’s Executive Vice President and Chief Lending Officer, are parties to employment agreements with NCW that provide for the payments described below if these individuals are terminated, demoted or resign without cause within twelve months following a change in control, including the merger. Under the terms of their employment agreements, Messrs. Hansen and Miller would, under the circumstances described above, receive payments in amounts equal to two years of base compensation, or $270,000 and $203,000 in the aggregate, respectively.

Equity Compensation Awards

     Under the terms of the merger agreement, each option to purchase shares granted under the employee and director stock plans of the NCW, whether vested or unvested, that is outstanding immediately prior to the merger will, upon completion of the merger be cancelled and the holder of such option will have no further rights with respect to such option. The NCW board of directors has taken the required actions to make all outstanding options, whether vested or unvested, immediately exercisable and has given notice to all holders of options of their right to exercise their options prior to the completion of the merger. As of June 27, 2007, NCW’s directors and executive officers held options to purchase 32,852 shares in the aggregate, 21,361 of which were vested and exercisable as of that date. All unvested options will, in connection with the merger, vest prior to the completion of the merger. The exercise prices of the unvested options range from $16.67 to $25.00 and with a weighted average exercise price of $20.97 per share.

Non-Competition Agreements Entered into by NCW Directors

     In connection with the execution of the merger agreement, each member of the NCW board of directors has agreed to enter into a non-competition agreement with Banner. Under the terms of the non-competition agreements to be entered into, each NCW director will be prohibited from engaging in certain competitive activities in two counties in which NCW operates for a period of two years and will receive a one-time payment of $5,000 upon completion of the merger.

Indemnification and Insurance

     Banner has agreed to indemnify and hold harmless each present and former director and officer of NCW to the fullest extent permitted by applicable law. Banner has also agreed, subject to certain limitations, to maintain NCW’s current policy of directors’ and officers’ liability insurance coverage for the benefit of NCW’s directors and officers for six years following the completion of the merger.

Listing of Banner Common Stock on the Nasdaq

     It is a condition to the merger that the shares of Banner common stock issuable in connection with the merger be authorized for quotation on The Nasdaq Global Select Market subject to official notice of issuance.

Dissenters’ Rights

     The following is a brief summary of the rights under Washington law of holders of NCW common stock to dissent from the merger and receive cash payment of the “value” of their shares. This summary is not a complete discussion of the law pertaining to dissenters’ rights and you should carefully read Section 30.49.090 of the Revised Code of Washington, or RCW, which sets forth dissenters’ rights under Washington law applicable to holders of stock of a Washington state bank. Section 30.49.090 of the RCW is attached to this document as Annex C.

To exercise dissenter’s rights you must:

           •        vote your shares against the merger at the NCW special meeting of shareholders;

          make written demand to Banner Bank at any time within thirty days after the date the merger is completed; and

          surrender your certificates of NCW common stock along with your written demand.

     Under Washington law, the value of dissenting shares will be determined as of the date of the shareholder meeting at which the merger was approved. The determination will be made by three appraisers. One appraiser will be chosen by the holders of two-thirds of the dissenting shares, and one appraiser will be chosen by Banner. The two appraisers so chosen will choose the third appraiser. The valuations assigned to the dissenting shares will be the valuation agreed by two of the three appraisers. The dissenting shareholders will bear the costs, on a pro rata basis, of (1) the appraiser selected by them and (2) one half of the cost of the third appraiser. Banner will bear the cost of the appraiser it selected and one half the cost of the third appraiser.

     If the appraisal is not completed within ninety days after the completion of the merger, the director of the Division of Banks of the Washington State Department of Financial Institutions will cause an appraisal to be made. The cost of this appraisal will be borne equally by the dissenting shareholders (on a pro rata basis), on the one hand, and Banner, on the other hand.

     Notwithstanding the foregoing, Banner may set an amount which it deems to be not more than the fair market value of the shares of NCW at the time of the special meeting of NCW shareholders called to approve and adopt the merger agreement. Dissenting shareholders may accept this offer as the value of their NCW shares and thereby become entitled to receive this amount in cash from Banner and would relinquish their statutory dissenters’ rights.

ACCOUNTING TREATMENT

     The merger will be accounted for using the purchase method of accounting with Banner treated as the acquiror. Under this method of accounting, NCWs’ assets and liabilities will be recorded by Banner at their respective fair values as of the closing date of the merger. Financial statements of Banner issued after the merger will reflect such values and will not be restated retroactively to reflect the historical financial position or results of operations of NCW.

REGULATORY APPROVALS

     Banner and NCW have agreed to use their reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement. These approvals include approval from the Federal Deposit Insurance Corporation and the Washington State Department of Financial Institutions. Banner and NCW have completed, or will complete, the filing of all applications and notices required in order to complete the merger.

Federal Deposit Insurance Corporation

     The merger is subject to the prior approval of the Federal Deposit Insurance Corporation (the “FDIC”) under the Bank Merger Act, which requires that the FDIC take into consideration the financial and managerial resources and future prospects of the existing and proposed institutions and the convenience and needs of the communities to be served. Section 5 of the Bank Merger Act prohibits the FDIC from approving a merger if (1) it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States or (2) its effect in any section of the country would be substantially to lessen competition or to tend to create a monopoly, or if it would in any other respect result in a restraint of trade, unless the FDIC finds that the anti-competitive effects of the merger are clearly outweighed by the probable effect of the transaction in meeting the convenience and needs of the communities to be served.

     Section 5 of the Bank Merger Act requires the FDIC, when considering transactions such as the merger, to consider the financial and managerial resources of NCW and Banner and its depository institution subsidiaries, the effect of the merger on the convenience and needs of the communities to be served and the institutions’ effectiveness in combating money laundering activities.

     Under the Community Reinvestment Act of 1977, as amended, the FDIC will take into account the records of performance of NCW and the insured depository institution subsidiaries of Banner in meeting the credit needs of the communities served by such institutions, including low and moderate income neighborhoods. NCW and Banner Bank have received a satisfactory rating in its most recent Community Reinvestment Act performance evaluation from the FDIC.

     A copy of the application is also provided to the United States Department of Justice, or “DOJ,” which will review the merger for adverse effects on competition. Furthermore, applicable federal law provides for the publication of notice and opportunity for public comment on the application. Any hearing or meeting or comments provided by third parties could prolong the period during which the application is under review by the Federal Reserve Board.

     The merger may not be completed until the 30th day after the FDIC has approved the transaction, which may be reduced to 15 days by the FDIC with the concurrence of the Attorney General of the United States. The commencement of an antitrust action by the Department of Justice would stay the effectiveness of the FDIC’s approval unless a court specifically orders otherwise.

Other Notices and Approvals

     Notifications and/or applications requesting approval must be submitted to various state banking and other regulatory authorities, including the Washington State Department of Financial Institutions, in connection with the change in control of NCW.

     In addition, Banner will request confirmation from the FRB that the transactions contemplated by the merger agreement are exempt from the application requirements of the Bank Holding Company Act of 1956, as amended.

     Banner and NCW cannot assure you that all of the regulatory approvals described above will be obtained and, if obtained, we cannot assure you as to the timing of such approvals, Banner’s ability to obtain the approvals on satisfactory terms or the absence of litigation challenging such approvals. We also cannot assure you that the Department of Justice will not attempt to challenge the transaction on antitrust grounds or for other reasons and, if such a challenge is made, we cannot assure you as to its result. The parties’ obligation to complete the merger is conditioned upon the receipt of all required regulatory approvals. See “The Merger Agreement—Conditions to Complete the Merger.”

     Banner and NCW are not aware of any material governmental approvals or actions that are required for completion of the merger other than those described above. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     The following section describes the anticipated material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of NCW common stock. This discussion addresses only those U.S. holders that hold their NCW common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code, as amended in 1986 (the “Code”), and does not address all the U.S. federal income tax consequences that may be relevant to particular U.S. holders in light of their individual circumstances or to U.S. holders that are subject to special treatment under the U.S. federal income tax laws, for example, financial institutions, mutual funds, insurance companies, partnerships or other pass-through entities (and persons holding NCW common stock through a partnership or other pass-through entity), tax-exempt organizations, brokers or dealers in securities or currencies, persons whose functional currency is not the U.S. dollar, traders in securities that elect to use a mark to market method of accounting, U.S. holders subject to alternative minimum tax, expatriates or former long-term residents of the United States, persons that hold NCW common stock as part of a straddle, hedge, constructive sale, or conversion or other risk-reduction transaction, U.S. holders who acquired their shares of NCW common stock through the exercise of an employee stock option or otherwise as compensation and U.S. holders who exercise statutory appraisal rights.

     The following is based upon the Code, its legislative history, Treasury regulations promulgated under the Code and published rulings and decisions, all as currently in effect as of the date of this document, and all of which are subject to change, possibly with retroactive effect, and to differing interpretations. Tax considerations under state, local and foreign laws, or federal laws other than those pertaining to income tax, are not addressed in this discussion.

     Holders of NCW common stock are strongly urged to consult with their own tax advisors as to the tax consequences of the merger in their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

     For purposes of this discussion, the term “U.S. holder” means a beneficial owner of NCW common stock that is for U.S. federal income tax purposes:

•	a United States citizen or resident;

•	a corporation, or entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if either (a) it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Tax Consequences of the Merger Generally

     Banner and NCW have structured the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to Banner’s obligation to complete the merger that Banner receive an opinion of its counsel, Wachtell, Lipton, Rosen & Katz, dated the closing date of the merger, to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to NCW’s obligation to complete the merger that NCW receive an opinion of NCW’s counsel, Jeffers, Danielson, Sonn & Aylward, P.S., dated the closing date of the merger, to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. These opinions will be based on facts, representations and assumptions set forth or referred to in the opinion and representations provided in certificates to be received from Banner and NCW. None of the tax opinions given in connection with the merger will be binding on the Internal Revenue Service, and neither Banner nor NCW intends to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger.

     Consequently, no assurance can be given that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of those set forth below. In addition, if any of the facts, representations or assumptions upon which those opinions are based is inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected. It is assumed for purposes of the remainder of the discussion that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Based on this assumption, upon the exchange of NCW common stock for a combination of Banner common stock and cash (other than cash received instead of a fractional share), a U.S. holder will generally recognize gain (but not loss) in an amount equal to the lesser of:

•	the excess, if any, of:

	•	the sum of the cash and the fair market value of the Banner common stock the U.S.
holder received in the merger, over

	•	the tax basis in the shares of NCW common stock surrendered by the U.S. holder in the merger, or

•	the amount of cash received.

     Any capital gain or loss generally will be long-term capital gain or loss if the U.S. holder held the shares of NCW common stock for more than one year at the effective time of the merger. Long-term capital gain of an individual generally is subject to a maximum U.S. federal income tax rate of 15%. The deductibility of capital losses is subject to limitations. In some cases, such as if the U.S. holder actually or constructively owns Banner common stock immediately before the merger, such gain could be treated as having the effect of the distribution of a dividend under the tests set forth in Section 302 of the Code, in which case such gain would be treated as ordinary dividend income. These rules are complex and dependent upon the specific factual circumstances particular to each U.S. holder. Consequently, each U.S. holder should consult its tax advisor as to the application of these rules to the particular facts relevant to such U.S. holder.

Tax Basis and Holding Period

     A U.S. holder’s aggregate tax basis in the Banner common stock received in the merger, including any fractional share interests deemed received and redeemed by the U.S. holder under the treatment described below, will equal its aggregate tax basis in the NCW common stock surrendered in the merger, increased by the amount of taxable gain or dividend income, if any, recognized in the merger (excluding any gain resulting from the deemed receipt and redemption of a fractional share interest as described below), and decreased by the amount of cash, if any, received in the merger (excluding any cash received instead of a fractional share interest). The holding period for the shares of Banner common stock received in the merger (including any fractional share interests deemed received and redeemed as described below) generally will include the holding period for the shares of NCW common stock exchanged therefor. For a U.S. holder who acquired different blocks of NCW common stock at different times and at different prices, realized gain or loss generally must be calculated separately for each identifiable block of shares exchanged in the merger, and a loss realized on the exchange of one block of shares cannot be used to offset a gain realized on the exchange of another block of shares. If a U.S. holder has differing bases or holding periods in respect of shares of NCW common stock, the U.S. holder should consult its tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of Banner common stock received in the merger.

Cash Received Instead of a Fractional Share of Banner Common Stock

     A U.S. holder who receives cash instead of a fractional share of Banner common stock will be treated as having received the fractional share of Banner common stock pursuant to the merger and then as having exchanged the fractional share of Banner common stock for cash in a redemption by Banner. In general, this deemed redemption will be treated as a sale or exchange, provided the redemption is not essentially equivalent to a dividend. The determination of whether a redemption is essentially equivalent to a dividend depends upon whether and to what extent the redemption reduces the U.S. holder’s deemed percentage stock ownership of Banner. While this determination is based on each U.S. holder’s particular facts and circumstances, the Internal Revenue Service has ruled that a redemption is not essentially equivalent to a dividend and will therefore result in sale or exchange treatment in the case of a shareholder of a publicly held company whose relative stock interest is minimal and who exercises no control over corporate affairs if the redemption results in any actual reduction in the stock interest of the shareholder. As a result, the redemption of a fractional share of Banner common stock generally is treated as a sale or exchange and not as a dividend, and a U.S. holder generally will recognize capital gain or loss equal to the difference between the amount of cash received and the basis in its fractional share of Banner common stock as set forth above. This capital gain or loss generally will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for the shares is greater than one year. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

     Cash payments received in the merger by a U.S. holder may, under certain circumstances, be subject to information reporting and backup withholding at a rate of 28% of the cash payable to the U.S. holder, unless the U.S. holder provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a U.S. holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

Reporting Requirements

     A U.S. holder who receives Banner common stock as a result of the merger will be required to retain records pertaining to the merger and will be required to file with its U.S. federal income tax returns for the year in which the merger takes place a statement setting forth certain facts relating to the merger.

THE MERGER AGREEMENT

     The following is a summary of the material provisions of the merger agreement. This summary is qualified in its entirety by reference to the merger agreement, a copy of which is attached as Annex A to this document and is incorporated into this document by reference. You should read the merger agreement in its entirety, as it is the legal document governing this merger.

The Merger

     Each of the Banner board of directors and the NCW board of directors has unanimously approved the merger agreement, which provides for the merger of NCW with and into Banner Bank. Banner Bank will be the surviving corporation in the merger. Each share of Banner Bank common stock issued and outstanding at the effective time of the merger will remain issued and outstanding as one share of common stock of Banner Bank, and each share of NCW common stock issued and outstanding at the effective time of the merger will be converted into a combination of cash and Banner common stock, as described below. See “—Consideration to Be Received in the Merger.”

     The Banner Bank articles of incorporation will be the articles of incorporation, and the Banner Bank bylaws will be the bylaws, of the combined company after the completion of the merger.

Effective Time and Completion of the Merger

     The completion of the merger is expected to take place on the first day of the calendar month following the third business day after the satisfaction or waiver of all the conditions to closing.

     Banner and NCW currently expect that the merger will be completed in the fourth quarter of 2007, subject to NCW shareholders’ approval and adoption of the merger agreement, the receipt of all necessary regulatory approvals and the expiration of all regulatory waiting periods prior to such date. However, completion of the merger could be delayed if there is a delay in obtaining the required regulatory approvals or in satisfying any other conditions to the merger. There can be no assurances as to whether, or when, Banner and NCW will obtain the required approvals or complete the merger.

Consideration to Be Received in the Merger

     As a result of the merger, each NCW shareholder will receive with respect to each share of NCW common stock held, subject to the limitations described below, merger consideration consisting of:

•	cash in an amount equal to $6.5 million divided by the number of NCW shares outstanding at the time the merger is completed (this amount is sometimes referred to as the “cash consideration per share”); and

•	that number of shares of Banner common stock equal to 340,000 divided by the number of NCW shares outstanding at the time the merger is completed (except that cash shall be issued in lieu of any fractional shares of Banner common stock) (this amount is sometimes referred to as the “stock consideration per share”).

       The aggregate value of the merger consideration will fluctuate with the market price of Banner common stock.

     The aggregate amount of cash paid by Banner may be less than $6.5 million under certain circumstances. If the net worth of NCW at the time the merger is completed is less than a target level based on NCW having earned at least 90% of NCW management’s estimate of 2007 net income, pro rated to the time of closing and subject to certain adjustments, then the aggregate amount of cash paid by Banner will be reduced by the shortfall of NCW’s net worth below the target level.

     In addition, if the cost of construction of NCW’s East Wenatchee branch exceeds certain thresholds, then the aggregate amount of cash paid by Banner will be reduced by the excess of the actual costs over those thresholds. The merger agreement provides that $500,000 of the aggregate cash consideration to be paid by Banner will be set aside in an escrow account unless Banner and NCW agree on a different amount or agree that no escrow is required, for example if the construction of NCW’s East Wenatchee branch has been completed at the time of completion of the merger. Any amounts held in the escrow account after deduction of the excess construction costs at NCW’s East Wenatchee branch will be distributed pro rata to NCW shareholders following the completion of construction of NCW’s East Wenatchee branch.

Stock Options and Other Stock-Based Awards

     Each outstanding option to acquire NCW common stock granted under NCW’s stock option and incentive plans will automatically be cancelled at the effective time of the merger and the holders will not have any further rights with respect to such options. The NCW board of directors has accelerated the vesting of all NCW stock options and given notice to all option holders that they have the right to exercise their options prior to the completion of the merger.

Conversion of Shares; Exchange of Certificates

     The conversion of NCW common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. As soon as reasonably practicable after the effective time of the merger, the exchange agent will exchange certificates representing shares of NCW common stock for merger consideration to be received in the merger pursuant to the terms of the merger agreement. Computershare will be the exchange agent in the merger, exchange certificates for the merger consideration and perform other duties as explained in the merger agreement.

Letter of Transmittal

     Soon after the completion of the merger, the exchange agent will send a letter of transmittal to NCW shareholders at the effective time of the merger. This mailing will contain instructions on how to surrender shares of NCW common stock in exchange for the merger consideration the holder is entitled to receive under the merger agreement.

     If a certificate for NCW common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification.

Withholding

     The exchange agent will be entitled to deduct and withhold from the cash consideration or cash instead of fractional shares, cash dividends or distributions payable to any NCW shareholder the amounts it is required to deduct and withhold under any federal, state, local or foreign tax law. If the exchange agent withholds any amounts, these amounts will be treated for all purposes of the merger as having been paid to the shareholders from whom they were withheld.

Dividends and Distributions

     Until NCW common stock certificates are surrendered for exchange, any dividends or other distributions declared after the effective time with respect to Banner common stock into which shares of NCW common stock may have been converted will accrue but will not be paid. Banner will pay to former NCW shareholders any unpaid dividends or other distributions, without interest, only after they have duly surrendered their NCW stock certificates.

     Prior to the effective time of the merger, NCW may not declare or pay any dividend or distribution on its capital stock or repurchase any shares of its capital stock.

Representations and Warranties

     The merger agreement contains generally customary representations and warranties of Banner and NCW relating to their respective businesses. Certain representations and warranties are qualified by the likelihood of a material adverse effect. In determining whether a material adverse effect has occurred or is reasonably likely, the parties will disregard any effects resulting from (1) changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks or savings associations and their holding companies generally, (2) changes in laws, rules or regulations of general applicability or their interpretations by courts or governmental entities, (3) changes in global or national political conditions or in general economic or market conditions affecting banks or their holding companies generally, except to the extent that such changes have a materially disproportionate adverse effect on such party, or (4) public disclosure of the merger.

     The representations and warranties of each of Banner and NCW have been made solely for the benefit of the other party and such representations and warranties should not be relied on by any other person. In addition, such representations and warranties:

•	have been qualified by information set forth in confidential disclosure schedules exchanged by the parties in connection with signing the merger agreement—the information contained in these schedules modifies, qualifies and creates exceptions to the representations and warranties in the merger agreement;

•	will not survive consummation of the merger and cannot be the basis for any claims under the merger agreement by the other party after termination of the merger agreement except if willfully false as of the date of the merger agreement;

•	may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to the merger agreement if those statements turn out to be inaccurate;

•	are subject to materiality standards that may differ from what may be viewed as material by you;
and

•	were made only as of the date of the merger agreement or such other date as is specified in the merger agreement.

     Each of Banner and NCW has made representations and warranties to the other regarding, among other things:

•	corporate matters, including due organization and qualification;

•	capitalization;

•	authority to execute and deliver the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	governmental filings and consents necessary to complete the merger;

•	the timely filing of regulatory reports, and the absence of investigations by regulatory agencies;

•	financial statements and the absence of undisclosed liabilities;

•	brokers’ fees payable in connection with the merger;

•	the absence of material adverse effects;

•	legal proceedings;

•	tax matters;

•	compliance with applicable laws;

•	risk management instruments;

•	investment securities;

•	real property;

•	intellectual property;

•	environmental liabilities;

•	tax treatment of the merger; and

•	the accuracy of information supplied for inclusion in this document and other similar documents.

     In addition, NCW has made representations and warranties to Banner as to employee matters and benefit plans, matters relating to certain contracts, loan and mortgage portfolios, the inapplicability of state takeover laws and receipt of an opinion from its financial advisor.

     The representations described above and included in the merger agreement were made for purposes of the merger agreement and are subject to qualifications and limitations agreed to by the respective parties in connection with negotiating the terms of the merger agreement. In addition, certain representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders, or may have been used for purposes of allocating risk between the respective parties rather than establishing matters as facts. This description of the representations and warranties, and their reproduction in the copy of the merger agreement attached to this document as Annex A, are included solely to provide investors with information regarding the terms of the merger agreement. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should only be read together with the information provided elsewhere in this document and in the documents incorporated by reference into this document, including the periodic and current reports and statements that Banner file with the SEC. See “Where You Can Find More Information” on page 46.

Conduct of Business Pending the Merger

     Each of Banner and NCW has undertaken customary covenants that place restrictions on NCW, Banner and Banner’s subsidiaries until the effective time of the merger. In general, each of company has agreed to (1) conduct its business in the ordinary course in all material respects, (2) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships, including retaining the services of key officers and key employees and (3) take no action that is intended to or would reasonably be expected to adversely affect or materially delay its ability to obtain any necessary regulatory approvals, perform its covenants or complete the transaction. NCW further has agreed that, with certain exceptions, NCW will not among other things, undertake the following actions without the prior written consent of Banner:

•	incur indebtedness or in any way assume the indebtedness of another person, except in the ordinary course of business;

•	make or commit to make any loan other than in accordance with existing credit policies and limits or agree to purchase, sell or arrange any new loan participation;

•	adjust, split, combine or reclassify any of its capital stock;

•	make, declare or pay any dividends or other distributions on any shares of its capital stock;

•	issue shares except pursuant to the exercise of NCW stock options in existence as of June 27, 2007 or as issued thereafter as permitted by the merger agreement, or grant any stock options, restricted shares or other equity-based awards, other than grants of stock options to newly hired employees in the ordinary course of business consistent with past practice;

•	with certain exceptions, (1) increase the wages, salaries, or incentive compensation or incentive compensation opportunities of any director or employee, (2) increase or accelerate the accrual rate, vesting or timing of payment or funding of, any compensation, benefits or other rights of any director or employee or otherwise pay any amount to which such person is not entitled, (3)
establish, adopt, or become a party to any new employee benefit or compensation plan, program, commitment or agreement or amend, suspend or terminate any existing plan, (4) modify any stock option or other equity-based award, (5) make any discretionary contributions or payments to any trust or other funding vehicle or pay any discretionary premiums in respect of benefits under any benefit plan or employment agreement, (6) establish, adopt or enter into any collective bargaining agreement or (7) hire, terminate the employment or otherwise change the status of employment of any director or employee who is party to change of control or severance agreements;

•	other than in the ordinary course of business consistent with past practice, sell, transfer, mortgage, encumber or otherwise dispose of any material assets or properties, or cancel, release or assign any material indebtedness;

•	enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies other than as required by applicable law, regulation or policies imposed by a governmental entity;

•	make any material investment either by purchase of securities, capital contributions, property transfer or purchase of property or assets other than in the ordinary course of business consistent with past practice;

•	take any action or knowingly fail to take any action reasonably likely to prevent the merger from qualifying as a reorganization for federal income tax purposes;

•	amend its articles of incorporation or bylaws, or otherwise take any action to exempt any person or entity (other than Banner) or any action taken by any person or entity from any takeover statute or similarly restrictive provisions of its organizational documents or terminate, amend or waive any provisions of any confidentiality or standstill agreements in place with any third parties;

•	take certain actions that would impact the interest rate risk characteristics of NCW’s assets and liabilities;

•	commence or settle any material claim, except in the ordinary course of business and without imposing operating restrictions on the conduct of NCW’s business;

•	take any action or fail to take any action that is intended or may be reasonably expected to result in any of the conditions to the merger not being satisfied;

•	implement or adopt any change in its tax or financial accounting methods, other than as required by law, generally accepted accounting principles or regulatory guidelines;

•	file any application to establish, or to relocate or terminate the operations of, any banking office of
NCW, other than actions in connection with the construction of NCW’s East Wenatchee branch;

•	file or amend any tax return other than in the ordinary course of business, make, change or revoke any material tax election, agree to an extension of the statute of limitations with respect to the assessment or collection of material taxes, make or surrender any claim for a material refund of taxes or settle or compromise any material tax liability;

•	create, renew, amend, terminate or cancel any NCW contract other than in the ordinary course of business consistent with past practice or enter into any contract either (1) providing either for benefits payable to NCW officers or employees as a result of the approval or consummation of the merger or that includes any non-competition, non-solicitation, exclusive dealing or similar agreement or obligation or (2) that involves annual payments by NCW of $50,000 or more unless it is terminable on 60 or less days notice without payment of a penalty greater than $25,000; or

•	agree to take, or adopt any resolutions by the board of directors in support of, any of the actions prohibited by the preceding bullet points.

     Banner has agreed that, with certain exceptions, except with NCW’s prior written consent, Banner will not, and will not permit its subsidiaries to, (1) amend, repeal or otherwise modify Banner’s articles of incorporation or bylaws in a manner that would adversely affect NCW or the transactions contemplated by the merger agreement, (2) take any action, or knowingly fail to take any action, that is reasonably likely to prevent the merger from qualifying as a reorganization for tax purposes, (3) take any action that is intended or may reasonably be expected to result in any of the closing conditions not being satisfied or (4) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the foregoing actions.

     The merger agreement also contains mutual covenants relating to the preparation of this document, access to information of the other company and public announcements with respect to the transactions contemplated by the merger agreement.

Reasonable Best Efforts

     Banner and NCW have agreed to cooperate fully with each other and to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, at the time and in the manner contemplated by the merger agreement, the merger.

     NCW has agreed to hold a meeting of its shareholders as soon as is reasonably practicable for the purpose of obtaining shareholder approval of the merger agreement. NCW will use its reasonable best efforts to obtain such approval. NCW has agreed that it has an unqualified obligation to submit the merger agreement to a vote of its shareholders.

No Solicitation of Alternative Transactions

     NCW has agreed that it, and any of its officers, directors, employees, agents or representatives, will not directly or indirectly:

•	solicit, initiate, encourage or facilitate (including by furnishing information), or take any other action designed to facilitate, any “alternative proposal” (as defined below); or

•	participate in any discussions or negotiations, or enter into any agreement, regarding any
“alternative transaction” (as defined below).

     However, prior to the shareholders’ meeting, NCW may respond to, furnish information with respect to, consider and participate in discussions or negotiations with respect to a written alternative proposal if:

•	it has first entered into a confidentiality agreement with the party proposing the alternative proposal on terms substantially similar to, and no less favorable to NCW, as applicable, than, the confidentiality agreement between Banner and NCW; and

•	the NCW board of directors reasonably determines in good faith after consultation with outside legal counsel, that failure to do so would cause it to violate its fiduciary duties.

     Upon having received an alternative proposal, the board of directors of NCW may withdraw or modify its recommendation of the merger agreement if and only to the extent that the board of directors reasonably determines in good faith after consultation with outside legal counsel that the failure to do so would cause it to violate its fiduciary duties. NCW is nonetheless obligated to submit the merger agreement to its shareholders.

       In addition, NCW has agreed:

•	to notify Banner promptly (but in no event later than 24 hours) after it receives any alternative proposal, or any material change to any alternative proposal, or any request for nonpublic information relating to it, and to provide Banner with relevant information regarding the alternative proposal or request;

•	to keep Banner fully informed, on a current basis, of any material changes in the status and terms of any such alternative proposal; and

•	to cease any existing discussions or negotiations with any persons with respect to any alternative proposal, and to use reasonable best efforts to cause all persons (other than Banner) who had been furnished with confidential information in connection with an alternative proposal within 12 months prior to the date of the merger agreement to return or destroy such information.

     As used in the merger agreement, “alternative proposal” means any inquiry or proposal regarding any merger, share exchange, consolidation, sale of assets, sale of shares of capital stock (including by way of a tender offer) or similar transactions involving NCW that, if completed, would constitute an alternative transaction.

       As used in the merger agreement, “alternative transaction” means any of the following:

•	a transaction pursuant to which any person or group (other than Banner or its affiliates) directly or indirectly, acquires or would acquire more than 25% of the outstanding shares of NCW or outstanding voting power or of any new series or new class of preferred stock that would be entitled to a class or series vote with respect to a merger of NCW whether from NCW or pursuant to a tender offer or exchange offer or otherwise;

•	a merger, share exchange, consolidation or other business combination involving NCW (other than the merger of Banner and NCW);

•	any transaction pursuant to which any person or group (other than Banner or its affiliates) acquires or would acquire assets (including for this purpose the outstanding equity securities of subsidiaries of NCW and securities of the entity surviving any merger or business combination including any of NCW’s subsidiaries) of NCW, or any of its subsidiaries representing more than 25% of the fair market value of all the assets of NCW and its subsidiaries, taken as a whole, immediately prior to such transaction; or

•	any other consolidation, business combination, recapitalization or similar transaction involving
NCW (other than the merger with Banner).

Employee Matters

     Banner has agreed that after the completion of the merger, Banner will provide employees of NCW coverage under the existing employee benefit plans in effect for similarly situated employees of Banner.

     In addition, Banner has agreed, to the extent any NCW employee becomes eligible to participate in Banner benefit plans following the merger:

•	generally to recognize each employee’s service with NCW prior to the completion of the merger for purposes of eligibility to participate, vesting credit, entitlement to benefits and levels of benefits (except under defined benefit pension plans or frozen post-retirement welfare plans), in each case under the Banner plans to the same extent such service was recognized under comparable NCW plans prior to the completion of the merger;

•	to waive any exclusion for pre-existing conditions under any Banner medical, health or dental benefit plans, to the extent such limitation would have been waived or satisfied under a corresponding NCW plan in which such employee participated immediately prior to the effective time, and to take all necessary steps to ensure that NCW employees do not suffer a lapse in such benefits; and

•	recognize any medical, health or dental expenses incurred in the year in which the merger closes for purposes of applicable deductible and annual out-of-pocket expense requirements under any medical, health or dental plan of Banner.

     Banner has no obligation to continue the employment of any NCW employee for any period following the merger.

Indemnification and Insurance

     The merger agreement requires Banner to maintain in effect after completion of the merger the current rights of current and former directors and officers of NCW (or of another person if such service is requested by NCW) to indemnification under NCW’s charter documents or existing indemnification agreements. The merger agreement also provides that, upon completion of the merger, Banner will indemnify and hold harmless, and provide advancement of expenses to, the same individuals against all losses, claims, damages, costs, expenses, liabilities, judgments or amounts paid in settlement to the fullest extent permitted by applicable laws.

     The merger agreement provides that Banner will maintain for a period of six years after completion of the merger NCW’s current directors’ and officers’ liability insurance policies, or policies of at least the same coverage and amount and containing terms and conditions that are not less advantageous than the current policy, with respect to acts or omissions occurring prior to the effective time of the merger, subject to specified cost limitations.

Conditions to Complete the Merger

     Banner’s and NCW’s respective obligations to complete the merger are subject to the fulfillment or waiver of mutual conditions, including:

•	the approval and adoption of the merger agreement by the NCW shareholders;

•	the approval of the quotation of Banner common stock to be issued in the merger on the Nasdaq, subject to official notice of issuance;

•	the effectiveness of the registration statement with respect to the Banner common stock to be issued in the merger under the Securities Act of 1933, as amended and the absence of any stop order or proceedings initiated or threatened by the SEC for that purpose; and

•	the absence of any statute, regulation, rule, decree, injunction or other order in effect by any court or other governmental entity that prohibits completion of the transactions contemplated by the merger agreement.

     Each of Banner’s and NCW’s obligations to complete the merger is also separately subject to the satisfaction or waiver of a number of conditions including:

•	the receipt by the party of a legal opinion from its counsel with respect to certain federal income tax consequences of the merger;

•	the receipt and effectiveness of all regulatory approvals, registrations and consents, and the expiration of all waiting periods required to complete the merger; and

•	the other company’s representations and warranties in the merger agreement being true and correct, subject to the applicable materiality standards contained in the merger agreement, and the performance by the other party in all material respects of its obligations under the merger agreement.

     Banner’s obligation to complete the merger is further subject to the satisfaction or waiver of additional conditions, including that:

•	the regulatory approvals received in connection with the completion of the merger not include any conditions or restrictions that, in the aggregate, would reasonably be expected to have a material adverse effect on Banner or NCW, measured relative to NCW, which specifically includes any divesture required of NCW, Banner or Banner Bank;

•	the adjustments, if any, to in the amount of aggregate cash to be paid by Banner in the merger would not cause the amount of cash to be paid to be a negative number; and

•	the directors of NCW will have entered into non-competition agreements with Banner.

     Banner and NCW cannot provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party. As of the date of this document, we have no reason to believe that any of these conditions will not be satisfied.

Termination of the Merger Agreement

General

     The merger agreement may be terminated at any time prior to the completion of the merger by the mutual written consent authorized by the boards of directors of each of Banner and NCW, as determined by a vote of a majority of its respective members, or by either Banner or NCW if:

•	a governmental entity which must grant a regulatory approval as a condition to the merger denies approval of the merger or any governmental entity has issued an order prohibiting the merger and such action has become final and non-appealable;

•	the merger is not completed by February 1, 2008 (other than because of a breach of the merger agreement caused by the party seeking termination), except that this date will be extended by six months if receipt of regulatory approval is delayed as a result of Banner having been involved in, or publicly announced a definitive agreement with respect to, an acquisition of Banner by a third party (in which event any dividends that would have been payable on 340,000 shares of Banner common stock between February 1, 2008 and the completion of the merger will be paid pro rata to
NCW shareholders);

•	the other party breaches the merger agreement in a way that would entitle the party seeking to terminate the agreement not to consummate the merger, subject to the right of the breaching party to cure the breach within 45 days following written notice (unless it is not possible due to the nature or timing for the breach for the breaching party to cure the breach); or

•	if any approval of the shareholders of NCW is not obtained at the NCW shareholders’ meeting or at any adjournment or postponement of such meeting.

     The merger agreement may also be terminated by Banner if NCW has materially breached its “non-solicitation” obligations, or NCW’s board has failed to recommend in the proxy statement the approval of the merger agreement, publicly withdrawn or modified, or publicly announced its intention to withdraw or modify, in any manner adverse to Banner, its recommendation that its shareholders approve or adopt the merger agreement, or recommended an alternative proposal or failed to recommend against any publicly disclosed alternative proposal within ten business days or failed to call a meeting of NCW’s shareholders.

     The merger agreement may also be terminated by Banner within two business days of the date on which the last required governmental approval is obtained if its board of directors determines (and gives written notice to NCW of such determination) by majority vote of all its members if the twenty-day average closing price of Banner common stock is more than $39.90. If Banner seeks to exercise this termination right, NCW has the option to prevent the merger agreement from being terminated by agreeing to a reduction in the cash consideration to achieve an aggregate merger consideration economically equivalent to the value of the aggregate merger consideration had the price of Banner common stock been equal to $39.90.

     The merger agreement may also be terminated by NCW within two business days of the date on which the last required governmental approval is obtained if its board of directors determines (and gives written notice to Banner of such determination) by majority vote of all its members if the twenty-day average closing price of Banner common stock is less than $30.83. If NCW seeks to exercise this termination right, Banner has the option to prevent the merger agreement from being terminated by agreeing to increase the cash consideration (or stock consideration if increasing the cash consideration would affect the tax treatment to NCW shareholders of the merger) to achieve an aggregate merger consideration economically equivalent to the value of the aggregate merger consideration had the price of Banner common stock been equal to $30.83. The twenty-day average closing price of Banner common stock will be calculated on the date that regulatory approval for the merger is obtained, and it is not known when, or if, such approval will be obtained. The price of Banner common stock on August 17, 2007 was $33.79.

Effect of Termination

     In the event the merger agreement is terminated as described above, the merger agreement will become void and neither Banner nor NCW will have any liability under the merger agreement, except that:

•	both Banner and NCW will remain liable for any willful breach of the merger agreement; and

•	designated provisions of the merger agreement, including the payment of fees and expenses, non-
survival of the representations and warranties, confidential treatment of information, and publicity restrictions will survive the termination.

Payment of Termination Fee

     Under the terms of the merger agreement, NCW will pay to Banner in cash a termination fee of $750,000 under the following circumstances:

•	if Banner terminates the merger agreement because NCW materially breached its “non-
solicitation” obligations, or NCW’s board failed to recommend in the proxy statement the approval of the merger agreement, publicly withdrew or modified, or publicly announced its intention to withdraw or modify, in any manner adverse to Banner, its recommendation that its shareholders approve or adopt the merger agreement, or recommended an alternative proposal or failed to recommend against any publicly disclosed alternative proposal within ten business days or failed to call a meeting of NCW’s shareholders, then NCW will pay Banner the termination fee within ten business days following termination;

•	if (1) either party terminates the merger agreement because an intentional material breach by
NCW prevents the merger from being consummated prior to February 1, 2008, either party terminates the merger agreement due to the failure to obtain the required approval of NCW shareholders, or Banner terminates the merger agreement as a result of a intentional material breach of the merger agreement by NCW, and (2) an alternative proposal has been publicly announced or otherwise communicated or made known to the senior management or board of directors of NCW after the date of the merger agreement and before the termination (or before the
NCW shareholders’ meeting in the case of a termination because of the failure of NCW shareholders to approve and adopt the merger agreement), then (1) NCW shall pay an amount equal to one-third of the termination fee on the business day following the termination and (2) if, within twelve months of the date of such termination of the merger agreement, NCW enters into any definitive agreement with respect to, or consummates, any alternative proposal (covering at least 50%, rather than 25%, of outstanding shares or value of assets), then NCW shall pay an amount equal to two-thirds of the termination fee upon the earlier of the execution or consummation of such proposal.

Amendment, Waiver and Extension of the Merger Agreement

Amendment

     Banner and NCW may amend the merger agreement by action taken or authorized by the boards of directors of Banner and NCW. However, after any approval of the merger agreement by the NCW shareholders, there may not be, without further approval of the shareholders, any amendment of the merger agreement that requires such further approval under applicable law.

Extension; Waiver

     At any time prior to the completion of the merger, each of Banner or NCW, by action taken or authorized by its board of directors, to the extent legally allowed, may:

•	extend the time for performance of any of the obligations or other acts of the other party under the merger agreement;

•	waive any inaccuracies in the other party’s representations and warranties contained in the merger agreement; and

•	waive the other party’s compliance with any of the agreements or conditions contained in the merger agreement.

Fees and Expenses

     In general and except as described above in “—Payment of Termination Fee,” all costs and expenses incurred in connection with the merger agreement will be paid by the party incurring such expenses, except that those expenses incurred in connection with filing, printing and mailing the registration statement and this document will be shared equally by Banner and NCW.

Restrictions on Resales by Affiliates

     Shares of Banner common stock to be issued to NCW shareholders in the merger have been registered under the Securities Act of 1933, as amended, which we refer to as the “Securities Act,” and may be traded freely and without restriction by those shareholders not deemed to be affiliates (as that term is defined under the Securities

Act) of NCW. Any subsequent transfer of shares by any person who is an affiliate of NCW at the time the merger is submitted for a vote of the NCW shareholders, however, will require either:

•	the further registration under the Securities Act of the Banner common stock to be transferred;

•	compliance with Rule 145 promulgated under the Securities Act, which permits limited sales under certain circumstances; or

•	the availability of another exemption from registration.

     An “affiliate” of NCW is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, NCW. These restrictions are expected to apply to the directors and executive officers of NCW and the holders of 10% or more of the outstanding NCW common stock. The same restrictions apply to the spouses and certain relatives of those persons and any trusts, estates, corporations or other entities in which those persons have a 10% or greater beneficial or equity interest.

     Banner will give stop transfer instructions to the exchange agent with respect to the shares of Banner common stock to be received by persons subject to these restrictions, and the certificates for their shares will be appropriately legended.

     NCW has agreed in the merger agreement to use its reasonable best efforts to cause each person who is an affiliate of NCW for purposes of Rule 145 under the Securities Act to deliver to Banner a written agreement intended to ensure compliance with the Securities Act.

THE COMPANIES

Banner Corporation

     Banner a bank holding company primarily engaged in the business of planning, directing and coordinating the business activities of its wholly owned subsidiary, Banner Bank. Banner Bank is a Washington-chartered commercial bank that operates a total of 77 branch offices and 13 loan offices in 27 counties in Washington, Oregon and Idaho. Banner Bank offers a wide variety of commercial banking services and financial products to individuals, businesses and public sector entities in its primary market areas. Its focus is on traditional banking, accepting deposits and originating loans in locations surrounding its offices. Banner Bank also participates actively in the secondary market, engaging in mortgage banking operations largely through the origination and sale of one- to four-family residential loans. Lending activities include commercial business and commercial real estate loans, agricultural business loans, construction and land development loans, one- to four-family residential loans and consumer loans.

     Additional information about Banner and its subsidiaries is included in documents incorporated by reference in this document. See “Where You Can Find More Information.”

     The principal executive office of Banner is located at 10 South First Avenue, Walla Walla, Washington 99362, and its telephone number is (509) 527-3636.

NCW Community Bank

General

     NCW is a Washington state-chartered bank that was incorporated in September 1999. NCW is a member of the Federal Reserve system, and conducts its business through its main office in Wenatchee, Washington and its loan production office in East Wenatchee, Washington. NCW offers personal and commercial banking services to individuals and small and medium-sized businesses located in North Central Washington. Its focus is on traditional banking, accepting deposits and originating loans in locations surrounding its offices. As of December 31, 2006,

NCW had total assets of approximately $95.7 million, total net loans of approximately $76.8 million, total deposits of approximately $86.6 million, and shareholders’ equity of approximately $8.5 million.

Securities Authorized for Issuance Under Equity Plans

     NCW maintains the NCW Community Bank Employee Stock Option Plan and the NCW Community Bank Outside Director Stock Option Plan to which as of June 25, 2007 there were options to purchase 42,095 shares outstanding. All of these outstanding options will be vested in connection with the merger. No further shares or options will be issued under these stock option plans.

Security Ownership of Certain Beneficial Owners and Management

     As of June 25, 2007, there were 418,219 shares of common stock issued and outstanding. The following table shows, as of June 25, 2007, the number of shares of NCW common stock beneficially owned by (i) each person (other than executive officers or directors whose stock ownership is listed below) known by NCW to own beneficially more than 5% of NCW’s common stock; (ii) each director of NCW; (iii) each non-director executive officer of NCW; and (iv) all directors and executive officers of NCW as a group. Except as noted below, each listed holder has sole voting and investment power with respect to shares of NCW common stock listed as owned by such person or entity.

	Amount of Beneficial
Name and Address of Beneficial Owner	Ownership	Percent of Class

Principal Shareholders (5% Owners Exclusive of Directors and Officers)
Dan Goodfellow	21,200	5.0691%
Stephen Goodfellow	21,836	5.2212%

Directors
James Brown	5,438	1.3003%
Dan Feil	13,995	3.3463%
Mel Hansen	34,530	8.2564%
Craig Homchick	11,116	2.6579%
Dimitri Mandelis	4,028	Less than 1%
Don Reichert	16,367	3.9135%
Terry Sorom	6,700	1.602%
Peter Spadoni	5,868	1.4031%
Mike Wade	4,715	1.1274%
JoAnn Walker	22,050	5.2724%
John Zapotocky	5,942	1.4208%

Executive Officers
William Miller	6,672	1.5953%
Debby McDaniel	118	Less than 1%

All Directors and Executive Officers	137,539	32.8868%

MARKET PRICE AND DIVIDEND DATA

Banner

       Banner common stock trades on The Nasdaq Global Select Market under the symbol “BANR.”

     The following table sets forth the high and low sales prices of Banner common stock for the calendar quarters indicated, as reported on the Nasdaq, and the quarterly cash dividends declared per share in the periods indicated:

			Dividend
	High	Low	Declared

2005
First Quarter	$ 31.58	$ 26.31	$ 0.17
Second Quarter	28.89	24.67	0.17
Third Quarter	31.24	25.89	0.17
Fourth Quarter	32.76	25.96	0.18
2006
First Quarter	35.25	30.58	0.18
Second Quarter	40.02	33.25	0.18
Third Quarter	42.16	37.50	0.18
Fourth Quarter	46.71	39.53	0.19
2007
First Quarter	45.41	38.61	0.19
Second Quarter	41.97	34.06	0.19

Third Quarter (through August 17, 2007)	34.87	27.63	(1)

(1) As of the date of this document, Banner has not declared a dividend for the third quarter of 2007.

     On June 27, 2007, the last full trading day before the public announcement of the merger agreement, the high and low sale prices of Banner common stock as reported on the Nasdaq were $35.22 and $34.54, respectively. On August 17, 2007, the last full trading day before the date of this document, the high and low sale prices of Banner common stock as reported on the Nasdaq were $34.87 and $33.51, respectively.

     As of August 17, 2007, the last date prior to printing this document for which it was practicable for Banner to obtain this information, there were approximately 1,089 registered holders of Banner common stock.

NCW

     There is no established public trading market for NCW common stock. During the 2005, 2006 or 2007 calendar years, NCW has not paid any dividends. NCW will not pay any cash dividends pending the completion of the merger. As of August 13, 2007, the last date prior to printing this document for which it was practicable for NCW to obtain this information, there were approximately 248 registered holders of NCW common stock.

COMPARATIVE RIGHTS OF BANNER AND NCW SHAREHOLDERS

     Banner and NCW are both incorporated under Washington law. Any differences, therefore, in the rights of holders of Banner common stock and NCW common stock arise primarily from differences in their respective articles of incorporation and bylaws. Upon completion of the merger, the articles of incorporation and bylaws (as amended in accordance with the merger agreement) of Banner in effect immediately prior to the effective time of the merger will be the articles of incorporation and bylaws of the combined company. Consequently, after the effective time of the merger, the rights of former NCW shareholders will be determined by reference to the Banner articles of incorporation and bylaws. The material differences between the rights of holders of NCW common stock and the rights of holders of Banner common stock, resulting from the differences in their governing corporate instruments, are summarized below. This summary contains a list of the material differences but is not meant to be relied upon as an exhaustive list or a detailed description of the provisions discussed and is qualified in its entirety by reference to the Washington Business Corporation Act and the governing instruments of Banner and NCW, to which you are referred. The governing instruments are subject to amendment in accordance with their terms. Copies of the governing corporate instruments of Banner are available, without charge, to any person, including any beneficial owner to whom this document is delivered, by following the instructions listed under “Where You Can Find More Information.”

BANNER	NCW BANK

Authorized Capital
Authorized Shares. Banner is authorized under its	Authorized Shares. NCW is authorized under its articles
articles of incorporation to issue 25,000,000 shares of	of incorporation to issue 2,300,000 shares of common
common stock, par value $0.01, and 500,000 shares of	stock, no par value, and 200,000 shares of preferred
preferred stock, par value $0.01.	stock, no par value.

Preferred Stock. Banner’s articles of incorporation	Preferred Stock. NCW’s articles of incorporation
provide that the relative rights, preferences and	provide that the relative rights, preferences and
limitations of preferred stock may be determined by the	limitations of classes of shares may be determined by the
board of directors. The rights of preferred shareholders	board of directors. Currently, no NCW preferred stock
may supersede the rights of common shareholders.	is issued or outstanding.
Currently, no Banner preferred stock is issued or
outstanding.

Special Meetings of Shareholders
Banner’s articles of incorporation provide that special	NCW’s bylaws provide that special meetings of its
meetings of its shareholders may only be called by the	shareholders may be called by the president and any
board or its committees.	member of the board and shall be called by the board
upon request of shareholders representing one-third of
the issued capital stock.

Number of Directors; Classified Board; Removal; Vacancies
Number of Directors. Banner’s articles of incorporation	Number of Directors. NCW’s articles of incorporation
provide that the board of directors must consist of	provide that the board of directors must consist of
between five and twenty-five directors, with the exact	between five and fifteen directors, with the exact number
number to be fixed from time to time by the board of	to be determined by resolution of the board. Currently,
directors. Currently, there are fifteen directors on the	there are eleven directors on the board.
board of directors.

Classified Board. Banner’s articles of incorporation	Classified Board. NCW’s board of directors is not
provide that the board of directors is divided into three	classified.
classes of directors, with the classes to be as nearly equal as possible. Each class is elected for a three-year term.

Removal. Banner’s articles of incorporation provide that	Removal. NCW’s bylaws provide that directors may be
any director or the entire board may only be removed for	removed with or without cause at a special meeting of
cause by the affirmative vote of 80% of the shares	the shareholders called for that purpose.

BANNER	NCW BANK

entitled to vote thereon.

Vacancies. Banner’s articles of incorporation provide	Vacancies. NCW’s bylaws provide that vacancies will
that vacancies will be filled by a vote of two-thirds of	be filled by a quorum vote of the remaining directors or
the directors then in office.	by the shareholders entitled to vote on the election of
directors.

Amendments to Articles of incorporation
Under Washington law and subject to selected	NCW’s articles of incorporation permit amendment to
exceptions provided by Washington law, an amendment	the articles of incorporation as provided by Washington
to the articles of incorporation proposed by the	law.
corporation requires the approval of the holders of a
two-thirds, or a majority in the case of a public
company, of the outstanding stock, or any class of stock,
entitled to vote upon the proposed amendment.

Banner’s articles of incorporation additionally require a
vote of 80% of the outstanding shares entitled to vote
where the amendment concerns the:

• removal of directors;

• notice provisions for shareholder nominations and
proposals;

• approval and evaluation of business combinations and
the limitations on voting certain capital stock;

• indemnification and limitation of person liability;

• the calling of special meetings of the shareholders;
and

• right of the board of directors or shareholders to
amend the articles of incorporation and bylaws.

Amendments to the Bylaws
Banner’s articles of incorporation and bylaws permit	NCW’s articles of incorporation and bylaws permit
amendment of the bylaws by the board of directors or by	amendment to the bylaws by the board of directors or at
the affirmative vote of 80% of the shareholders.	a regular or special meeting of the shareholders if notice
of the proposed amendment is contained in the notice of
such shareholder meeting.

Notice of Shareholder Nominations and Proposals
Banner’s articles of incorporation permit shareholders to	NCW’s articles of incorporation permit shareholders to
nominate candidates for election to the board of	nominate candidates for election to the board of
directors and to introduce other business that is a proper	directors for shareholder action in connection with any
matter for shareholder action in connection with any	shareholder meeting. In order for a nomination or
shareholder meeting. In order for a nomination or	proposal to be properly brought before a shareholder
proposal to be properly brought before a shareholder	meeting by a shareholder:
meeting by a shareholder:

• the shareholder must give timely written notice of the	• the shareholder must give timely written notice of the
item as provided under the articles of incorporation;	nomination as provided under the articles of

BANNER	NCW BANK

for notice to be timely, it must be delivered to the	incorporation; for notice to be timely, it must be
corporate secretary at the principal office of Banner	delivered to the chairman not less than 14 nor more
not less than 30 nor more than 60 days prior to the	than 60 days prior to the meeting, provided that if less
meeting, provided that if less than 31 days’ notice of	than 21 days’ notice of the meeting is given to
the meeting is given to shareholders, then on the tenth	shareholders, then on the seventh day following the
day following the day on which such notice was	day on which such notice was mailed to shareholders
mailed to shareholders

• the proposal must provide certain information	• the nomination must provide certain information
concerning the shareholder and each person whom the	concerning the proposed nominee (including the
shareholder proposes to nominate for election	proposed nominee’s name and address, principal
(including his or her consent to such nomination and	occupation), the total number of shares that will be
to serve as a director, if applicable), and a brief	voted for the proposed nominee, the name and
description of the proposal, the reasons for the	address of the shareholder, and the number of shares
proposal, and any interest the shareholder has in the	owned by such shareholder.
proposal (if relating to items other than the election of
one or more directors).

Shareholder Action by Written Consent Without a Meeting
Banner’s bylaws permit shareholder action by	NCW’s bylaws permit shareholder action by unanimous
unanimous written consent of the shares of capital stock	written consent of the shares of capital stock entitled to
entitled to vote on the action.	vote on the action.

Required Vote for Mergers and Dispositions of Assets; Control Share Acquisitions
Required Vote for Mergers and Dispositions of Assets.	Required Vote for Mergers and Dispositions of Assets.
In addition to the provisions of Chapter 23B.19 of the	Chapter 23B.19 of the Washington Business Corporation
Washington Business Corporation Act (described	Act prohibits a corporation from engaging in any
opposite), Banner’s articles of incorporation provide that	“significant business transaction” with an interested
any merger, share exchange, sale of all or substantially	shareholder (generally defined as a 10% shareholder) for
all of Banner’s assets must be approved by a majority of	five years after the interested shareholder becomes such,
the outstanding shares entitled to vote thereon.	unless the significant business transaction was approved
by a majority of the target’s board prior to the interested
Banner’s articles of incorporation prohibit Banner from	shareholder becoming such.
engaging in a “business combination” with an interested
shareholder who, together with its associates and	NCW’s articles of incorporation permit NCW to engage
affiliates, beneficially owns 10% or more of the	in an interested shareholder transaction upon approval
outstanding voting stock of the corporation unless at	by two-thirds of the outstanding shares or class of shares
least 80% of the outstanding capital stock entitled to	entitled to vote thereon.
vote and a majority of the outstanding shares of capital
stock entitled to vote excluding all shares beneficially
owned by the interested shareholder approve the
transaction.

This supermajority voting requirement does not apply to	In addition, Washington law provides certain exceptions
any business combination that is approved by two-thirds	to the supermajority requirement set forth in Chapter
of the “continuing directors” acting a meeting where	23B.19 if (i) five years has passed since the interested
two-thirds of the continuing directors are present. A	shareholder became such and (ii) either of the following
“continuing director” is any director are unaffiliated with	conditions is met:
the interested shareholder and who was a director prior
to the time the interested shareholder became such, or	• a majority of the shareholders, excluding the
any director recommended by such directors.	interested shareholder, approve the significant
business transaction; or

• certain substantive conditions are met generally

BANNER	NCW BANK

assuring that the price paid in the business
combination equals or exceeds the highest price paid
by the interested shareholder to acquire capital stock
of the corporation.

The following transactions are “business combinations”	Under Washington law, a “significant business
subject to the restrictions described above:	transaction” is defined as any of the following:

• a merger or consolidation of Banner or any of its	• a merger, share exchange or consolidation of a target
subsidiaries with the interested shareholder;	or any of its subsidiaries with the interested
shareholder or its affiliates;

• a sale or other disposition to or with the interested	• a sale or other disposition to or with the interested
shareholder of assets exceeding 25% of the total	shareholder of assets representing 5% or more of the
assets of Banner at the end of the preceding fiscal	market value of the assets or shares or earning power
year;	of the target or subsidiary;

• the issuance of securities of Banner or its subsidiaries	• the issuance, transfer or redemption by a target or its
to the interested shareholder;	subsidiaries of shares, options, warrants or rights to
acquire shares to or owned by an interested
shareholder, unless pro rata to all shareholders;

• the acquisition by Banner or its subsidiaries of	• the liquidation of a target proposed by the interested
securities of the interested shareholder;	shareholder;

• any reclassification of or involving Banner’s common	• any reclassification of or involving the target’s
stock; and	common stock proposed by the interested
shareholder;

• any agreement, contract or arrangement providing for	• certain other transactions such as loans or transfers of
the transactions listed above.	tax characteristics to the interested shareholder; and

• the termination of five percent or more of the
employees of the target or its subsidiaries employed
in Washington State during the five years after the
interested shareholder becomes such;

Banner’s articles of incorporation include a constituency
provision that permits Banner’s board of directors to
consider interests of Banner’s employees, depositors,
loan and other customers, creditors and other elements
of the communities in which Banner does business in
evaluating a business combination, as defined above.

Absence of Required Vote for Some Mergers.	Absence of Required Vote for Some Mergers.
Washington law does not require a vote of the	Washington law applies. NCW’s articles of
shareholders if:	incorporation contain no further requirements.

• the agreement of merger does not amend the articles
of the corporation except in ways that would not have
required shareholder consent under state law;

• each shareholder will, after the merger, hold the same
number of shares, with identical designations,

BANNER	NCW BANK

preferences, limitations, and relative rights; and

• the number of voting and participating shares issuable
in connection with the merger will not cause the
corporation to exceed the number of voting and
participating shares, respectively authorized by its
articles of incorporation.

Banner’s articles of incorporation provide that if any
person or group (other than certain underwriters,
employee benefit plans, and proxyholders) acquires
more than 10% of the voting power of the corporation
without the prior approval of two-thirds of the
“continuing directors,” such person shall only be entitled
to 1/100th of a vote per share for each share in excess of
10% of the voting power of the corporation.

Shareholder Rights Plans
Banner does not currently have a shareholder rights plan.	NCW does not currently have a shareholder rights plan.

Indemnification of Directors and Officers
Banner’s articles of incorporation provide that Banner	NCW’s articles of incorporation provide that NCW will
will indemnify and advance expenses to its directors,	indemnify and advance expenses to its directors, and
officers, employees and agents, and persons serving as a	persons serving as a director, officer, partner, trustee,
director, officer, partner, trustee, employee or agent of	employee or agent of another entity at the request of the
another entity at the request of the corporation, against	corporation, against judgments, penalties, fines and
expenses, judgments, fines and settlements actually and	settlements (including attorneys’ fees) actually incurred
reasonably incurred by the person in connection with an	by the person in connection with an action, suit or
action, suit or proceeding, unless resulting from:	proceeding, unless resulting from:

• acts or omissions finally adjudged to violate the law	• acts or omissions finally adjudged to violate the law
(including Washington state law regarding unlawful	(including Washington state law regarding unlawful
distributions); or	distributions); or

• transactions with respect to which it is finally	• transactions with respect to which it is finally
adjudged that such person received a benefit to which	adjudged that such person received a benefit to which
s/he was not legally entitled.	s/he was not legally entitled.

Limitation of Personal Liability of Directors and Officers
Banner’s articles of incorporation provide that no	NCW’s articles of incorporation provide that no director
director will be personally liable to the corporation or its	will be personally liable to NCW or its shareholders for
shareholders for monetary damages for breach of the	monetary damages for breach of the director’s fiduciary
director’s fiduciary duty except for liability for:	duty except for liability for conduct that is finally
adjudged to have been egregious conduct as defined in
the articles of incorporation, which includes:

• intentional misconduct;	• intentional misconduct;

• a knowing violation of law;	• a knowing violation of law;

• a violation of Washington law relating to unlawful	• a violation of Washington law relating to unlawful
distributions; or	distributions; or

• any transaction from which the director will	• any transaction from which the director will

BANNER	NCW BANK

personally receive a benefit in money, property or	personally receive a benefit in money, property or
services to which the director is not legally entitled.	services to which the director is not legally entitled.

LEGAL MATTERS

     The validity of the shares of Banner common stock to be issued in the merger will be passed upon for Banner by Wachtell, Lipton, Rosen & Katz.

EXPERTS

     The consolidated financial statements of Banner Corporation at December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, included in Banner Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2006, which is referred to and made a part of this Prospectus and Registration Statement, and Banner Corporation management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 included in the Form 10-K and incorporated by reference in this Prospectus and Registration Statement, have been audited by Moss Adams LLP, an independent registered public accounting firm, as set forth in its reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

OTHER MATTERS

     NCW will hold a 2008 annual meeting of shareholders only if the merger is not completed before the time it is required to hold its 2008 annual meeting under its articles of incorporation. For a shareholder proposal to be brought before an annual meeting of shareholders, the shareholder may give advance notice to NCW by directing correspondence to its corporate secretary or may present such proposal in person at the annual meeting. For a shareholder nomination to be brought before an annual meeting of shareholders, the shareholder must give advance notice to NCW by directing correspondence to its chairman not less than 14 nor more than 60 days prior to the meeting. For the 2008 annual meeting, should one be held, this deadline is between April 4, 2008 and May 20, 2008. This notice must contain certain information required by NCW’s articles of incorporation, which may be obtained by contacting Melvin J. Hanson, President & CEO, NCW Community Bank, 701 N. Chelan Avenue, Wenatchee, Washington 98801.

WHERE YOU CAN FIND MORE INFORMATION

     Banner files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information on file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC filings are also available to the public from commercial document retrieval services. The Banner filings are also available at the Internet website maintained by the SEC at www.sec.gov.

     Banner has filed a registration statement on Form S-4 to register with the SEC the Banner common stock that NCW shareholders will receive in connection with the merger. This document is a part of the registration statement of Banner on Form S-4 and is a prospectus of Banner and a proxy statement of NCW for NCW special meeting.

     The SEC permits Banner to “incorporate by reference” information into this document. This means that the companies can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information contained directly in this document or by information contained in documents filed with or furnished to the SEC after the date of this document that is incorporated by reference in this document.

     This document incorporates by reference the documents set forth below that have been previously filed with the SEC. These documents contain important information about Banner and its financial condition.

Banner SEC Filings (File No. 000-26584)	Period or Filing Date

Annual Report on Form 10-K	Year Ended December 31, 2006
Quarterly Reports on Form 10-Q	Quarters Ended March 31, 2007 and June 30, 2007
Current Reports on Form 8-K	January 24, 2007, March 2, 2007, May 1, 2007, May 3,
2007, May 30, 2007, June 28, 2007, July 25, 2007 and
July 26, 2007 (other than the portions of those
documents not deemed to be filed)
Description of Banner common stock set forth in the	August 8, 1995
registration statement on Form 8-A filed pursuant to
Section 12 of the Exchange Act, including any
amendment or report filed with the SEC for the
purpose of updating this description

     Banner also incorporates by reference into this document additional documents that it may file with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, between the date of this document and the date of the NCW special meeting. These documents include Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K as well as proxy statements.

     You may not have been sent some of the documents incorporated by reference, but you can obtain any of them through Banner as described below, through the SEC or through the SEC’s Internet website as described above. Documents incorporated by reference are available without charge, excluding all exhibits unless an exhibit has been specifically incorporated by reference into this document. Shareholders may obtain documents incorporated by reference into this document by requesting them in writing, by telephone or via the Internet from the appropriate company at the following address:

Banner Corporation
10 South First Avenue
Walla Walla, Washington 99362
Attention:    Investor Relations
Telephone:    (509) 527-3636
Internet website: www.bannerbank.com

     If you would like to request documents from Banner, please do so by September 20, 2007, to receive them before the NCW special meeting, as applicable.

     This document contains a description of the representations and warranties made in the merger agreement. Representations and warranties are also set forth in contracts and other documents (including the merger agreement) that are attached or filed as exhibits to this document or are incorporated by reference into this document. These representations and warranties have been made solely for the benefit of the other party to such contracts and documents, may be subject to important qualifications and limitations agreed to by the contracting parties, and may not be complete, and such representations and warranties should not be relied on by any other person. In addition, the representations and warranties contained in the merger agreement:

•	have been qualified by information set forth in confidential disclosure schedules exchanged by the parties in connection with signing the merger agreement—the information contained in these schedules modifies, qualifies and creates exceptions to the representations and warranties in the merger agreement;

•	will not survive consummation of the merger and cannot be the basis for any claims under the merger agreement by the other party after termination of the merger agreement except if willfully false as of the date of the merger agreement;

•	may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to the merger agreement if those statements turn out to be inaccurate;

•	are subject to the materiality standard described in the merger agreement which may differ from what may be viewed as material by you; and

•	were made only as of the date of the merger agreement or such other date as is specified in the merger agreement.

Annex A EXECUTIVE COPY

AGREEMENT AND PLAN OF MERGER

by and among

BANNER CORPORATION,

BANNER BANK and

NCW COMMUNITY BANK

_____________________

DATED AS OF JUNE 27, 2007

A-i

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BANNER

4.1	Corporate Organization	A-19
4.2	Capitalization	A-19
4.3	Authority; No Violation	A-20
4.4	Consents and Approvals	A-20
4.5	Reports; Regulatory Matters	A-21
4.6	Financial Statements	A-21
4.7	Broker’s Fees	A-22
4.8	Absence of Certain Changes or Events	A-22
4.9	Legal Proceedings	A-23
4.10	Taxes and Tax Returns	A-23
4.11	Compliance with Applicable Law	A-23
4.12	Intellectual Property	A-23
4.13	Risk Management Instruments	A-24
4.14	Investment Securities	A-24
4.15	Property	A-24
4.16	Environmental Liability	A-24
4.17	Reorganization; Approvals	A-25
4.18	Banner Information	A-25

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1	Conduct of Businesses Prior to the Effective Time	A-25
5.2	NCW Forbearances	A-25
5.3	Banner Forbearances	A-27

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1	Regulatory Matters	A-28
6.2	Access to Information	A-28
6.3	Shareholder Approval	A-29
6.4	Affiliates	A-29
6.5	Nasdaq Listing	A-29
6.6	Employee and Director Matters	A-29
6.7	Indemnification; Directors’ and Officers’ Insurance	A-30
6.8	Additional Agreements	A-31
6.9	Advice of Changes	A-31
6.10	Exemption from Liability Under Section 16(b)	A-31
6.11	No Solicitation	A-32
6.12	Preparation of the Pro Forma Balance Sheet	A-33

ARTICLE VII

CONDITIONS PRECEDENT

7.1	Conditions to Each Party’s Obligation to Effect the Merger	A-33
7.2	Conditions to Obligations of Banner and Banner Bank	A-33
7.3	Conditions to Obligations of NCW	A-34

A-ii

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1	Termination	A-35
8.2	Effect of Termination	A-37
8.3	Fees and Expenses; Termination Fees	A-38
8.4	Amendment	A-38
8.5	Extension; Waiver	A-38

ARTICLE IX

GENERAL PROVISIONS

9.1	Closing	A-39
9.2	Nonsurvival of Representations, Warranties and Agreements	A-39
9.3	Notices	A-39
9.4	Interpretation	A-40
9.5	Counterparts	A-40
9.6	Entire Agreement	A-40
9.7	Governing Law; Jurisdiction	A-40
9.8	Publicity	A-40
9.9	Assignment; Third Party Beneficiaries	A-40

A-iii

INDEX OF DEFINED TERMS

	Section		Section

Agency (Agencies)	3.16(d)	Exchange Act	3.13(a)(vii)
Agreement	Preamble	Exchange Agent	2.1
Alternative Proposal	6.11(a)(i)	Exchange Agent Agreement	2.1
Alternative Transaction	6.11(a)	Exchange Fund	2.2(ii)
Anticipated Closing Date	1.4(c)	Extended Final Date	8.1(c)
Articles of Merger	1.2	FDIC	3.1(e)
Average Closing Price	8.1(g)	Federal Reserve Board	3.4(i)
Banner	Preamble	Final Aggregate Consideration	8.1(g)
Banner Bank Articles	4.1(b)	Final Date	8.1(c)
Banner Bank Bylaws	4.1(b)	Form S-4	3.4(iii)
Banner Benefit Plans	6.6(a)	Fully Diluted NCW Shares	8.1(g)
Banner Capitalization Date	4.2(a)	GAAP	3.1(c)
Banner Closing Price	1.4(c)	Governmental Entity	3.4
Banner Common Stock	1.4(c)	Indebtedness	3.13(a)
Banner Confidentiality Agreement	6.2(c)	Indemnified Parties	6.7(a)
Banner Disclosure Schedule	Art. IV	Injunction	7.1(d)
Banner Fill Option	8.1(g)	Insurance Amount	6.7(c)
Banner Leased Properties	4.15(b)	Intellectual Property	3.18
Banner Owned Properties	4.15(a)	IRS	3.10(a)
Banner Preferred Stock	4.2(a)	Letter of Transmittal	2.3(a)(i)
Banner Real Property	4.15(b)	Lien	3.3(b)
Banner Regulatory Agreement	4.5(b)	Loans	3.16(a)(i)
Banner Requisite Regulatory		Lower Floor Price	1.4(c)
Approvals	7.2(d)	Material Adverse Effect	3.1(a)
Banner SEC Reports	4.5(c)	Materially Burdensome Regulatory
Banner Starting Price	8.1(g)	Condition	6.1(b)
Banner Stock Plans	4.2(a)(i)	Maximum Aggregate Consideration	8.1(g)
Banner Subsidiary	3.1(c	Merger	Recitals
Business Day	8.1(g)	Merger Consideration	1.4(c)
Cash Component	1.4(c)	Minimum Aggregate Consideration	8.1(g)
Cash Consideration	1.4(c)(i)	Multiemployer Plan	3.11
Ceiling Price	8.1(h)	Multiple Employer Plan	3.11(f)(i)
Certificate	1.4(d)	Nasdaq	1.4(c)
Claim	6.7(a)	NCW	Preamble
Closing	9.1	NCW 401(k) Plan	6.6(f)
Closing Date	9.1	NCW Articles	3.1(b)
Code	Recitals	NCW Balance Sheet	3.6(a)(i)
Confidentiality Agreements	6.2(c)	NCW Benefit Plan	3.11
Construction Project Excess Overrun		NCW Bylaws	3.1(b)
Amount	1.4(c)	NCW Capitalization Date	3.2
Controlled Group Liability	3.11	NCW Closing Net Worth Estimate	1.4(c)
Covered Employees	6.6(a)	NCW Common Stock	1.4(b)
Derivative Transactions	3.14(a)	NCW Contract	3.13(a)
Determination Date	8.1(g)	NCW Criticized Assets	3.14(c)
Dissenting Shares	1.4(f)	NCW Disclosure Schedule	Art. III
DPC Common Shares	1.4(b)	NCW Drain Option	8.1(h)
Effective Time	1.2	NCW ERISA Affiliate	3.11
Employment Agreement	3.11	NCW Financial Statements	3.6(a)
ERISA	3.11	NCW Leased Properties	3.17(b)
Escrow	1.9(b)	NCW Net Worth Adjustment	1.4(c)
Escrow Agreement	1.9(a)	NCW Options	1.5(a)
Escrow Amount	1.4(c)	NCW Owned Properties	3.17(a)

A-iv

Section

NCW Pool	3.16(g)
NCW Real Property	3.17(b)
NCW Recommendation	6.3
NCW Regulatory Agreement	3.5(b)
NCW Requisite Regulatory
Approvals	7.3(d)
NCW Shareholders’ Meeting	6.3
NCW Stock Plans	1.5(a)
NCW Target Net Worth	1.4(c)
Other Regulatory Approvals	3.4(ii)
Permitted Encumbrances	3.17(a)(iv)
Plan	3.11
Policies, Practices and Procedures	3.15(b)
Pro Forma Balance Sheet	1.4(c)
Project Completion Adjustment
Amount	1.9(b)
Proxy Statement	3.4(iii)
Qualified Plans	3.11(d)
RCW	1.1(a)
Regulatory Agencies	3.5(a)(v)
Resulting Bank	Recitals
Sarbanes-Oxley Act	4.5(c)
SEC	3.4(iii)
Securities Act	3.2(y)
Share Ratio	1.4(c)(ii)
Stock Consideration	1.4(c)(ii)
Subsidiary	3.1(c)
Takeover Statutes	3.20
Tax Return	3.10(c)
Tax(es)	3.10(b)
Termination Fee	8.3(b)(i)
Total Stock Amount	1.4(c)
Trust Account Common Shares	1.4(b)
Unaudited NCW Balance Sheet	3.6(a)(ii)
Upper Floor Price	1.4(c)
Voting Debt	3.2
WBCA	1.3
Withdrawal Liability	3.11

A-v

AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER, dated as of June 27, 2007 (this “Agreement”), by and among NCW Community Bank, a Washington state-chartered bank (“NCW”), and Banner Corporation, a Washington corporation (“Banner”), and BANNER BANK, a Washington state-chartered bank and a wholly owned subsidiary of Banner.

W I T N E S S E T H:

     WHEREAS, the Boards of Directors of NCW and Banner have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for in this Agreement in which NCW will, on the terms and subject to the conditions set forth in this Agreement, merge with and into Banner Bank (the “Merger”), so that Banner Bank is the resulting bank in the Merger (sometimes referred to in such capacity as the “Resulting Bank”);

     WHEREAS, for federal income Tax purposes, it is intended that the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code;

     WHEREAS, certain shareholders of NCW have entered into Voting and Support Agreements in connection with the Merger; and

     WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

     NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

     1.1 The Merger. (a) Subject to the terms and conditions of this Agreement, in accordance with Title 30, Chapter 49 of the Revised Code of Washington (the “RCW”), at the Effective Time, NCW shall merge with and into Banner Bank. Banner Bank shall be the Resulting Bank in the Merger, and shall continue its corporate existence under the laws of the State of Washington. As of the Effective Time, the separate corporate existence of NCW shall cease.

     (b) Banner may at any time change the method or structure of effecting the combination if and to the extent reasonably requested by Banner; provided, however, that no such change shall (i) alter or change the amount or kind of the Merger Consideration provided for in this Agreement, (ii) adversely affect the Tax treatment of the Merger with respect to NCW’s shareholders or (iii) materially impede or delay consummation of the transactions contemplated by this Agreement. This Agreement and any related documents will be appropriately amended in order to reflect any such changed method or structure.

     1.2 Effective Time. The Merger shall become effective at the time set forth in the articles of merger that shall be filed with the Director of the Washington Department of Financial Institutions (the “Articles of Merger”) on the Closing Date. The term “Effective Time” shall be the date and time when the Merger becomes effective as set forth in the Articles of Merger.

     1.3 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in Section 11.060 of the Washington Business Corporation Act (the “WBCA”), incorporated herein by reference, and other applicable law.

               1.4     Conversion of NCW Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Banner, Banner Bank, NCW or the holder of any of the following securities:

               (a)     Each share of common stock, par value $1.00 per share, of Banner Bank issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

               (b)     All shares of common stock, no par value per share, of NCW issued and outstanding immediately prior to the Effective Time (the “NCW Common Stock”) that are beneficially owned by NCW, Banner or Banner Bank (other than shares of NCW Common Stock held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties (any such shares, “Trust Account Common Shares”) and other than shares of NCW Common Stock held, directly or indirectly, by NCW or Banner in respect of a debt previously contracted (any such shares, “DPC Common Shares”)) shall be cancelled and shall cease to exist and no stock of Banner or other consideration shall be delivered in exchange therefor.

               (c)     Subject to Section 1.4(e), each share of NCW Common Stock, except for shares of NCW Common Stock owned by NCW, Banner (other than Trust Account Common Shares and DPC Common Shares) or any of their respective wholly owned Subsidiaries, shall be converted, in accordance with the procedures set forth in Article II, into the right to receive (i) an amount in cash, rounded to the nearest cent, equal to (x) the difference between the Cash Component and the Escrow Amount (y) divided by the number of shares of NCW Common Stock outstanding as of the Effective Time, without interest (the “Cash Consideration”) and (ii) that fraction, rounded to the nearest ten thousandth (the “Share Ratio”), of a share of Banner common stock, par value $0.01 per share (the “Banner Common Stock”) equal to the Total Stock Amount divided by the number of shares of NCW Common Stock outstanding as of the Effective Time (the “Stock Consideration”). The Cash Consideration and the Stock Consideration are sometimes referred to herein collectively as the “Merger Consideration.”

                           “Anticipated Closing Date” means the date first mutually agreed by the parties to be the date on which the parties expect that the conditions set forth in Article VII would have been satisfied and the Closing would occur.

                           “Banner Closing Price” shall mean the average, rounded to the nearest one tenth of a cent, of the closing sale prices of Banner Common Stock on The Nasdaq Stock Market (the “Nasdaq”) as reported by The Wall Street Journal (or, if not reported thereby, another authoritative source) for the twenty trading days ending on the fifth trading day before the Anticipated Closing Date.

                           “Cash Component” shall mean (A) $6,500,000, (B) increased, if the Banner Closing Price is less than the Upper Floor Price and greater than or equal to the Lower Floor Price, by an amount equal to (1) the difference between the Upper Floor Price and the Banner Closing Price (2) multiplied by the Total Stock Amount, provided, however, that any increase, or any portion thereof, in the Cash Component contemplated by this clause (B) may be effected through an economically equivalent increase in the Share Ratio to the extent that the contemplated adjustment to the Cash Component, if made in cash, would prevent the Merger from qualifying as a reorganization pursuant to Section 368(a) of the Code, (C) decreased by the Construction Project Excess Overrun Amount, and (D) decreased, if the NCW Target Net Worth exceeds the NCW Closing Net Worth Estimate, by, but not below zero, the amount of such excess (the “NCW Net Worth Adjustment”).

                           “Construction Project Excess Overrun Amount” shall have the meaning set forth in Section 1.4(c)(i) of the NCW Disclosure Schedule.

                           “Escrow Amount” means $500,000, unless Banner and NCW otherwise mutually agree in writing.

                                    “Lower Floor Price” shall mean $30.83.

                           “NCW Closing Net Worth Estimate” shall mean the total shareholders’ equity of NCW as reflected on the estimated unaudited balance sheet of NCW, as of the Anticipated Closing Date, prepared and delivered in accordance with Section 6.12, which balance sheet shall (x) be prepared in a manner consistent with the balance sheet in the NCW Financial Statements and with GAAP, (y) be accompanied by a schedule setting forth in reasonable detail the calculation of the NCW Closing Net Worth Estimate and the NCW Target Net Worth and (z) reflect all adjustments reasonably necessary in the opinion of Banner, exercised in good faith, to accurately reflect the true anticipated net worth of NCW as of the Anticipated Closing Date (the “Pro Forma Balance Sheet”).

                           “NCW Target Net Worth” shall mean (A) the NCW total shareholders’ equity as set forth in the NCW Balance Sheet (B) plus the product of (x) 0.90, (y) the profit budget set forth on Section 1.4(c)(ii) of the NCW Disclosure Schedule and (z) the quotient equal to the number of days from (but not including) December 31, 2006 until (and including) the Closing Date divided by 365, (C) plus the aggregate amount to be paid by all holders of NCW Options, outstanding as of the date hereof or that become, with Banner’s consent, outstanding after the date hereof, to exercise such NCW Options prior to the Effective Time, (D) plus the aggregate amount to be paid to NCW in respect of any sale of equity interests in NCW after December 31, 2006, (E) minus any professional fees, commissions, and severance, employee and other costs reasonably incurred exclusively in connection with the negotiation of this Agreement and consummation of the transactions contemplated by this Agreement, including the Merger, (F) minus any termination fees incurred or losses resulting from accounting charges made with the consent of Banner in connection with the termination of data processing, forms services or similar contracts, (G) minus any unbudgeted accounting charges to recognize expense on previously granted NCW Options in accordance with FAS 123(R) and (H) minus any unbudgeted FDIC premiums and/or assessments resulting from general premium and assessment rate increases not specific to NCW assessed after December 31, 2006.

                                    “Total Stock Amount” shall mean 340,000 shares of Banner Common Stock.

                                    “Upper Floor Price” shall mean $32.64.

           (d)    All of the shares of NCW Common Stock converted into the right to receive the Merger Consideration pursuant to this Section 1.4 shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of NCW Common Stock (each, a “Certificate”) shall thereafter represent only the right to receive the Merger Consideration and/or cash in lieu of fractional shares, into which the shares of NCW Common Stock represented by such Certificate have been converted pursuant to this Section 1.4 and Section 2.3(f), as well as any dividends to which holders of NCW Common Stock become entitled in accordance with Section 2.3(c) .

           (e)    If, between the date of this Agreement and the Effective Time, the outstanding shares of Banner Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, an appropriate and proportionate adjustment shall be made to the Share Ratio, the Ceiling Price (as hereinafter defined), the Lower Floor Price and the Upper Floor Price.

           (f)    Notwithstanding any other provision contained in this Agreement, no shares of NCW Common Stock that are issued and outstanding as of the Effective Time and that are held by a shareholder who has properly exercised such shareholder’s appraisal rights (any such shares being referred to herein as “Dissenting Shares”) under RCW 30.49.090 shall be converted into the right to receive the Merger Consideration as provided in Section 1.4(c) and instead shall be entitled to such rights (but only such rights) as are granted by RCW 30.49.090 (unless and until such shareholder shall have failed to perfect, or shall have effectively withdrawn or lost, such shareholder’s right to dissent from the Merger such statute) and to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to and subject to the requirements of the RCW 30.49.090. If any such shareholder shall have failed to perfect or shall have effectively withdrawn or lost such right, each of such holder’s shares of NCW Common Stock shall thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive the Merger Consideration in accordance with the applicable provisions of this Agreement. NCW shall give Banner (i) prompt notice of any notice or demand for appraisal or payment for shares of NCW Common Stock received by NCW and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to any such demand or notices. NCW shall not, without the prior written consent of Banner, make any payment with respect to, or settle, offer for settle or otherwise negotiate any such demands.

           1.5    Stock Options and Other Stock-Based Awards (a) As of the Effective Time, each option to purchase shares of NCW Common Stock granted to employees or directors of NCW under any equity-based compensation plan, including the NCW Community Bank Employee Stock Option Plan and the NCW Community Bank Outside Director Stock Option Plan, each as amended, and the aware agreements thereunder (collectively, the “NCW Stock Plans”) that is outstanding immediately prior to the Effective Time (collectively, the “NCW Options”) regardless of whether or not vested, shall be cancelled and the holders thereof shall have no further rights with respect thereto.

           (b)    NCW shall take all actions (including, to the extent requested by Banner, all actions that Banner deems necessary or advisable) to effectuate prior to the Effective Time the transactions contemplated by Section 1.5 of this Agreement, including amending each of the NCW Stock Plans (i) if and to the extent necessary and practicable, to reflect the transactions contemplated by Section 1.5 of this Agreement and (ii) to preclude any automatic or formulaic grant of options, restricted shares or other awards thereunder on or after December 31, 2006.

           1.6    Articles of Incorporation of Banner Bank. At the Effective Time, the articles of incorporation of Banner Bank, as in effect immediately prior to the Effective Time, shall be the articles of incorporation of the Resulting Bank until thereafter amended in accordance with applicable law.

           1.7    Bylaws of Banner Bank. At the Effective Time, the bylaws of Banner Bank, as in effect immediately prior to the Effective Time, shall be the bylaws of the Resulting Bank until thereafter amended in accordance with applicable law.

           1.8    Tax Consequences. It is intended that the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

           1.9    Escrow. (a) At or prior to the Effective Time, Banner shall deposit, or shall cause to be deposited, the Escrow Amount with the escrow agent appointed under the escrow agreement, substantially in the form attached hereto as Exhibit B (the “Escrow Agreement”).

           (b)    If the Project Completion Adjustment Amount is positive, Banner shall be entitled to recover, in accordance with the Escrow Agreement, such amount from the escrow provided in the Escrow Agreement (the “Escrow”). Any funds in the Escrow shall be distributed pro rata to the shareholders of NCW as of the Effective Time in accordance with the Escrow Agreement. “Project Completion Adjustment Amount” shall have the meaning set forth in Section 1.4(c)(i) of the NCW Disclosure Schedule.

ARTICLE II

DELIVERY OF MERGER CONSIDERATION

           2.1    Exchange Agent. Prior to the Effective Time, Banner shall appoint a bank or trust company selected by Banner and reasonably acceptable to NCW (the “Exchange Agent”), pursuant to an agreement (the “Exchange Agent Agreement”), to act as exchange agent hereunder.

           2.2    Deposit of Merger Consideration. At or prior to the Effective Time, Banner shall deposit, or shall cause to be deposited, with the Exchange Agent, (i) certificates representing the number of shares of Banner Common Stock sufficient to deliver, and Banner shall instruct the Exchange Agent to timely deliver, the aggregate Stock Consideration, and (ii) immediately available funds equal to the aggregate Cash Consideration (together with, to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 2.3(f)) (collectively, the “Exchange Fund”) and Banner shall instruct the Exchange Agent to timely pay the Cash Consideration, and such cash in lieu of fractional shares, in accordance with this Agreement.

           2.3    Delivery of Merger Consideration. (a) As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of Certificate(s) which immediately prior to the Effective Time represented outstanding shares of NCW Common Stock whose shares were converted into the right to receive the Merger Consideration pursuant to Section 1.4 and any cash in lieu of fractional shares of Banner Common Stock to be issued or paid in consideration therefor (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Certificate(s) shall pass, only upon delivery of Certificate(s) (or affidavits of loss in lieu of such Certificate(s))) (the “Letter of Transmittal”) to the Exchange Agent and shall be substantially in such form and have such other provisions as shall be prescribed by the Exchange Agent Agreement and (ii) instructions for use in surrendering Certificate(s) in exchange for the Merger Consideration and any cash in lieu of fractional shares of Banner Common Stock to be issued or paid in consideration therefor in accordance with Section 2.3(f) upon surrender of such Certificate and any dividends or distributions to which such holder is entitled pursuant to Section 2.3(c) .

           (b)    Upon surrender to the Exchange Agent of its Certificate(s), accompanied by a properly completed Letter of Transmittal, a holder of NCW Common Stock will be entitled to receive, promptly after the Effective Time, the Merger Consideration (with the aggregate Cash Consideration paid to each such holder rounded to the nearest cent) and any cash in lieu of fractional shares of Banner Common Stock to be issued or paid in consideration therefor in respect of the shares of NCW Common Stock represented by its Certificate(s). Until so surrendered, each such Certificate shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the Merger Consideration and any cash in lieu of fractional shares of Banner Common Stock to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with, and any dividends or distributions to which such holder is entitled pursuant to, this Article II.

           (c)    No dividends or other distributions with respect to Banner Common Stock shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Banner Common Stock represented thereby, in each case unless and until the surrender of such Certificate in accordance with this Article II. Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such Certificate in accordance with this Article II the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of Banner Common Stock represented by such Certificate and not paid and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of Banner Common Stock represented by such Certificate with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the Banner Common Stock issuable with respect to such Certificate.

           (d)    In the event of a transfer of ownership of a Certificate representing NCW Common Stock that is not registered in the stock transfer records of NCW, the proper amount of cash and/or shares of Banner Common Stock shall be paid or issued in exchange therefor to a person other than the person in whose name the Certificate so surrendered is registered if the Certificate formerly representing such NCW Common Stock shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment or issuance shall pay any transfer or other similar Taxes required by reason of the payment or issuance to a person other than the registered holder of the Certificate or establish to the satisfaction of Banner that the Tax has been paid or is not applicable. The Exchange Agent (or, subsequent to the first anniversary of the Effective Time, Banner) shall be entitled to deduct and withhold from the cash portion of the Merger Consideration, any cash in lieu of fractional shares of Banner Common Stock, cash dividends or distributions payable pursuant to Section 2.3(c) hereof and any other cash amounts otherwise payable pursuant to this Agreement to any holder of NCW Common Stock such amounts as the Exchange Agent or Banner, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax law, with respect to the making of such payment. To the extent the amounts are so withheld by the Exchange Agent or Banner, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of NCW Common Stock in respect of whom such deduction and withholding was made by the Exchange Agent or Banner, as the case may be.

           (e)    After the Effective Time, there shall be no transfers on the stock transfer books of NCW of any shares of NCW Common Stock that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of NCW Common Stock that occurred prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration and any cash in lieu of fractional shares of Banner Common Stock to be issued or paid in consideration therefor in accordance with the procedures set forth in this Article II.

           (f)    Notwithstanding anything to the contrary contained in this Agreement, no certificates or scrip representing fractional shares of Banner Common Stock shall be issued upon the surrender of Certificates for exchange; no dividend or distribution with respect to Banner Common Stock shall be payable on or with respect to any fractional share; and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Banner. In lieu of the issuance of any such fractional share, Banner shall pay to each former shareholder of NCW who otherwise would be entitled to receive such fractional share, an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing prices of Banner Common Stock on the Nasdaq (as reported by the Wall Street Journal or, if not reported thereby, another authoritative source) for the five trading days preceding the Closing Date by (ii) the fraction of a share (after taking into account all shares of NCW Common Stock held by such holder at the Effective Time and rounded to the nearest one thousandth when expressed in decimal form) of Banner Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 1.4.

           (g)    Any portion of the Exchange Fund that remains unclaimed by the shareholders of NCW as of the first anniversary of the Effective Time shall be paid to Banner. Any former shareholders of NCW who have not theretofore complied with this Article II shall thereafter look only to Banner with respect to the Merger Consideration, any cash in lieu of any fractional shares and any unpaid dividends and distributions on the Banner Common Stock deliverable in respect of each share of NCW Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Banner, NCW, the Exchange Agent or any other person shall be liable to any former holder of shares of NCW Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

           (h)    In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Banner or the Exchange Agent, the posting by such person of a bond in such amount as Banner may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF NCW

     Except as disclosed in the disclosure schedule (the “NCW Disclosure Schedule”) delivered by NCW to Banner prior to the execution of this Agreement (which schedule sets forth, among other things, items, the disclosure of which is necessary or appropriate, either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III, or to one or more of NCW’s covenants, provided, however, that disclosure in any section of such NCW Disclosure Schedule shall apply only to the indicated Section of this Agreement), NCW hereby represents and warrants to Banner and Banner Bank as follows:

           3.1    Corporate Organization. (a) NCW is a banking corporation duly incorporated, validly existing and in good standing under the laws of the State of Washington. NCW has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business, in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on NCW. As used in this Agreement, the term

“Material Adverse Effect” means, with respect to Banner, Banner Bank, NCW or the Resulting Bank, as the case may be, a material adverse effect on (i) the business, results of operations or financial condition of such party and its Subsidiaries taken as a whole (provided, however, that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include effects to the extent resulting from (A) changes, after the date hereof, in generally accepted accounting principles or regulatory accounting requirements applicable to banks or savings associations and their holding companies generally, (B) changes, after the date hereof, in laws, rules or regulations of general applicability or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global or national political conditions or in general economic or market conditions affecting banks or their holding companies generally except to the extent that any such changes have a disproportionate adverse effect on such party or (D) public disclosure of the transactions contemplated hereby), or (ii) the ability of such party to timely consummate the transactions contemplated by this Agreement.

           (b)    NCW is a bank chartered by the State of Washington. True, complete and correct copies of the Articles of Incorporation of NCW, as amended (the “NCW Articles”), and the Bylaws of NCW (the “NCW Bylaws”), as in effect as of the date of this Agreement, have previously been made available to Banner.

           (c)    NCW has no Subsidiaries. As used in this Agreement, the term “Subsidiary” means any bank, corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, that is consolidated with a party for financial reporting purposes under U.S. generally accepted accounting principles (“GAAP”), and a “Banner Subsidiary” means any Subsidiary of Banner.

           (d)    NCW is, and there has not been any event or occurrence since January 1, 2002 that could reasonably be expected to result in a determination that NCW is not, “well capitalized” and “well managed” as a matter of U.S. federal banking law. NCW has at least a “satisfactory” rating under the U.S. Community Reinvestment Act.

           (e)    The deposit accounts of NCW are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Bank Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due.

           (f)     The minute books of NCW previously made available to Banner contain true, complete and correct records of all meetings and other corporate actions held or taken since December 31, 2002 of their respective shareholders and Boards of Directors (including committees of their respective Boards of Directors.

           3.2    Capitalization. The authorized capital stock of NCW consists of 2,500,000 shares of NCW Common Stock without par value, of which, as of June 25, 2007 (the “NCW Capitalization Date”), 417,019 shares were issued and outstanding. As of the NCW Capitalization Date, no shares of NCW Common Stock were held as treasury stock. As of the date hereof, no shares of NCW Common Stock were reserved for issuance except 74,542 shares of NCW Common Stock were reserved for issuance upon the exercise of NCW Options pursuant to NCW Stock Plans. All of the issued and outstanding shares of NCW Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders may vote (“Voting Debt”) of NCW are issued or outstanding. As of the date of this Agreement, except pursuant to this Agreement and NCW Stock Plans, NCW does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of, or the payment of any amount based on, any shares of NCW Common Stock, Voting Debt or any other equity securities of NCW or any securities representing the right to purchase or otherwise receive any shares of NCW Common Stock, Voting Debt or any other equity securities of NCW. As of the date of this Agreement, there are no contractual obligations of NCW (x) to repurchase, redeem or otherwise acquire any shares of capital stock of NCW or any equity security of NCW or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of NCW or (y) pursuant to which NCW is or could be required to register shares of NCW capital stock or other securities under the Securities Act of 1933, as amended (the “Securities Act”). NCW has provided Banner with a true, complete and correct list of the number of shares of NCW Common Stock issuable upon the exercise of each NCW Option outstanding under NCW Stock Plans as of the NCW Capitalization Date, the names of the holders thereof, the status as vested or unvested and the exercise price for each such NCW Option. Since the NCW Capitalization Date through the date hereof, NCW has not (A) issued or repurchased any shares of NCW Common Stock, Voting Debt or other equity securities of NCW other than the issuance of shares of NCW Common Stock in connection with the exercise of NCW Options to purchase NCW Common Stock granted under NCW Stock Plans that were outstanding on the NCW Capitalization Date or (B) issued or awarded any options, warrants, restricted shares or any other equity-based awards under any of NCW Stock Plans.

           3.3    Authority; No Violation. (a) NCW has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly, validly and unanimously approved by the Board of Directors of NCW. The Board of Directors of NCW has determined that this Agreement and the transactions contemplated hereby are advisable and in the best interests of NCW and its shareholders, has directed that this Agreement be submitted to NCW’s shareholders for approval and adoption at a duly held meeting of such shareholders, has determined to recommend such approval and has adopted a resolution to the foregoing effect. The affirmative vote required for the approval and adoption of the Agreement by the shareholders of NCW is two-thirds of the votes entitled to be cast thereon. Except for the approval and adoption of this Agreement by the affirmative vote of the holders of two-thirds of the outstanding shares of NCW Common Stock entitled to vote at such meeting, no other corporate proceedings on the part of NCW are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by NCW and (assuming due authorization, execution and delivery by Banner) constitutes the valid and binding obligation of NCW, enforceable against NCW in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity).

           (b)    Neither the execution and delivery of this Agreement by NCW nor the consummation by NCW of the transactions contemplated hereby, nor compliance by NCW with any of the terms or provisions of this Agreement, will (i) violate any provision of NCW Articles or NCW Bylaws or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or Injunction applicable to NCW, or any of its properties or assets or (B) except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on NCW, violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, pledge, charge, security interest or other similar encumbrance (a “Lien”) upon any of the properties or assets of NCW under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which NCW is a party or by which it or any of its properties or assets is bound.

           3.4    Consents and Approvals. Except for (i) the filing of applications and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) and the FDIC and approval of such applications and notices, (ii) the filing of any required applications, filings or notices with the Washington Department of Financial Institutions and approval of such applications, filings and notices (the “Other Regulatory Approvals”), (iii) the filing with the Securities and Exchange Commission (the “SEC”) and FDIC, if applicable, of a Proxy Statement in definitive form relating to the meetings of NCW’s shareholders to be held in connection with this Agreement and the transactions contemplated by this Agreement (the “Proxy Statement”) and of a registration statement on Form S-4 (the “Form S-4”) in which the Proxy Statement will be included as a prospectus, and declaration of effectiveness of the Form S-4, (iv) the filing of the Articles of Merger, (v) any consents, authorizations, approvals, filings or exemptions required under consumer finance, mortgage banking and other similar laws, and (vi) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Banner Common Stock pursuant to this Agreement and approval of listing of such Banner Common Stock on the Nasdaq, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality (each a “Governmental Entity”) are necessary in connection with the consummation by NCW of the Merger and the other transactions contemplated by this Agreement. No consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by NCW of this Agreement.

           3.5    Reports; Regulatory Matters. (a) NCW has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file since January 1, 2003 with (i) the Federal Reserve Board, (ii) the FDIC, (iii) Washington State Department of Financial Institutions, (iv) the NASD and any other self-regulatory organization, and (v) any foreign regulatory authority (collectively, “Regulatory Agencies”) and with each other applicable Governmental Entity, and all other reports and statements required to be filed by them since January 1, 2003, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency or Governmental Entity, and have paid all fees and assessments due and payable in connection therewith, except where the good faith unknowing failure(s) by NCW to so file and/or amend have not had and would not reasonably be expected to have, individually or in the aggregate, a material and adverse effect on NCW. Except for normal examinations conducted by a Regulatory Agency or Governmental Entity in the ordinary course of the business of NCW, no Regulatory Agency or Governmental Entity has initiated since January 1, 2003 or has pending any proceeding, enforcement action or, to the knowledge of NCW, investigation into the business, disclosures or operations of NCW. Since January 1, 2003, no Regulatory Agency or Governmental Entity has resolved any proceeding, enforcement action or, to the knowledge of NCW, investigation into the business, disclosures or operations of NCW. There is no unresolved violation, criticism or exception by any Regulatory Agency or Governmental Entity with respect to any report or statement relating to any examinations or inspections of NCW. Since January 1, 2003, there has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency or Governmental Entity with respect to the business, operations, policies or procedures of NCW.

           (b)    NCW is not subject to any cease-and-desist or other order or enforcement action issued by, is not a party to any written agreement, consent agreement or memorandum of understanding with, is not a party to any commitment letter or similar undertaking to and is not subject to any order or directive by, and NCW has not been a recipient of any supervisory letter from, or been ordered to pay any civil money penalty by, and NCW has not adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its business, other than those of general application that apply to similarly situated banks (each, a “NCW Regulatory Agreement”), nor has NCW been advised since January 1, 2003 by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such NCW Regulatory Agreement.

           (c)    NCW has previously made available to Banner an accurate and complete copy of (i) all documents provided or made available by or on behalf of NCW to its shareholders or prospective investors and (ii) each communication mailed by NCW to its shareholders, in each case since January 1, 2003 and prior to the date of this Agreement. No such NCW communication, at the time filed, furnished or communicated, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date.

           3.6    Financial Statements. (a) Section 3.6(a) of the NCW Disclosure Schedule contains true and correct copies of (i) the audited consolidated balance sheets of NCW as of December 31, 2006 (the “NCW Balance Sheet”), December 31, 2005 and December 31, 2004, and the related audited consolidated statements of income, changes in shareholders’ equity and cash flows for the fiscal years ended December 31, 2006, December 31, 2005 and December 31, 2004 and (ii) the unaudited consolidated balance sheets of NCW as of March 31, 2007 (the “Unaudited NCW Balance Sheet”) and March 31, 2006, and the related unaudited consolidated statements of income, changes in shareholders’ equity and cash flows for the three months ended March 31, 2007 and March 31, 2006 (including the related notes, where applicable) (all such balance sheets and financial statements and related notes, the “NCW Financial Statements”).

           (b)    The NCW Financial Statements (i) have been prepared from, and are in accordance with, the books and records of NCW, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of NCW for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount), and (iii) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of NCW have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. No party has resigned or been dismissed as independent public accountants of NCW as a result of or in connection with any disagreements with NCW on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

           (c)    NCW has no material liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the Unaudited NCW Balance Sheet and for liabilities incurred in the ordinary course of business consistent with past practice since March 31, 2007 or in connection with this Agreement and the transactions contemplated hereby.

           (d)    Except as set forth in Section 3.6(d) of the NCW Disclosure Schedule, the records, systems, controls, data and information of NCW are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of NCW or its accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on NCW. NCW maintains accounting records which fairly and accurately reflect, in all material respects, its transactions, and NCW has devised and maintains accounting controls sufficient to provide reasonable assurances that such transactions are (i) executed in accordance with management’s general or specific authorization, and (ii) recorded as necessary to permit the preparation of financial statements in accordance with GAAP.

           (e)    Since December 31, 2006, (i) through the date hereof, neither NCW nor, to the knowledge of the officers of NCW, any director, officer, employee, auditor, accountant or representative of NCW has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, internal controls, procedures, methodologies or methods of NCW, including any material complaint, allegation, assertion or claim that NCW has engaged in questionable accounting or auditing practices, and (ii) no attorney representing NCW, whether or not employed by NCW, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by NCW or any of its officers, directors, employees or agents to the Board of Directors of NCW or any committee thereof or to any director or officer of NCW.

           3.7    Broker’s Fees. Neither NCW nor any of its officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than McAdams Wright Ragen, Inc. pursuant to a letter agreement between NCW and McAdams Wright Ragen, Inc., a true, complete and correct copy of which has been previously delivered to Banner.

           3.8    Absence of Certain Changes or Events. (a) Since December 31, 2006, no event or events have occurred that have had or are reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on NCW.

           (b)    Since December 31, 2006, through and including the date of this Agreement, NCW has carried on its business in all material respects in the ordinary course of business consistent with past practice.

           (c)    Except as set forth in Section 3.8(c) of the NCW Disclosure Schedule, since March 31, 2007, NCW has not (i) except for (A) normal increases for non-executive officer employees made in the ordinary course of business consistent with past practice, or (B) as required by applicable law, increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director from the amount thereof in effect as of December 31, 2006 (which amounts have been previously made available to Banner), granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay (except as required under the terms of agreements or severance plans listed on Section 3.11 of the NCW Disclosure Schedule, as in effect as of the date hereof), or paid any bonus other than the customary year-end bonuses in amounts consistent with past practice, (ii) granted any options to purchase shares of NCW Common

Stock, any restricted shares of NCW Common Stock or any right to acquire any shares of its capital stock to any executive officer, director or employee other than grants to employees made in the ordinary course of business consistent with past practice under NCW Stock Plans, (iii) made, changed or revoked any material Tax election or changed any Tax or financial accounting methods, principles or practices of NCW affecting its assets, liabilities or businesses, including any reserving, renewal or residual method, practice or policy or (iv) suffered any strike, work stoppage, slow-down, or other labor disturbance.

           3.9     Legal Proceedings. (a) NCW is not a party to any, and there are no pending or, to the best of NCW’s knowledge, threatened, material legal, administrative, arbitral or other material proceedings, claims, actions or governmental or regulatory investigations of any nature against NCW.

           (b)     There is no Injunction, judgment, or regulatory restriction (other than those of general application that apply to banks) imposed upon NCW or the assets of NCW.

           3.10    Taxes and Tax Returns. (a) Except as set forth in Section 3.10(a) of the NCW Disclosure Schedule, NCW has duly and timely filed, or will duly and timely file, (including all applicable extensions) all material Tax Returns required to be filed by or with respect to NCW on or prior to the Effective Time (and all such Tax Returns being accurate and complete in all material respects), has paid, or will pay, all Taxes with respect to the periods covered by such Tax Returns and has duly paid or made provision for, or will duly pay or make provision for, the payment of all material Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities other than Taxes that are not yet delinquent or are being contested in good faith, have not been finally determined and, in each case, have been adequately reserved against. All income Tax returns of NCW have been examined by the Internal Revenue Service (the “IRS”) and any applicable Tax authorities for all years to and including 2003 and any liability with respect thereto has been satisfied or any liability with respect to deficiencies asserted as a result of such examination by the IRS or other applicable Tax authority is covered by reserves that are adequate under GAAP. There are no material disputes pending, or claims asserted, for Taxes or assessments upon or with respect to NCW. NCW is not a party to or bound by any Tax sharing, allocation or indemnification agreement or arrangement and is not liable for any Tax imposed on any person as a result of the application of Treasury Regulation Section 1.1502 -6 (and any comparable provision of state, local or foreign law). All Taxes that NCW is required to withhold from amounts owing to any employee, creditor or third party have been properly withheld and, to the extent payable, timely paid over to the proper Governmental Entity. No extensions or waivers of statutes of limitation have been given by, or requested with respect to any Taxes of NCW, and NCW has not requested an extension of time to file any Tax Return. NCW has not executed a closing agreement pursuant to Section 7121 of the Code or any similar provision of state or local law. NCW has not taken or agreed to take any action that would, or would be reasonably expected to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. NCW has not been a party to any distribution occurring during the two-year period prior to the date of this Agreement, or otherwise as part of a plan (or series of related transactions) of which the Merger is a part, in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied. NCW has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. NCW is not required to include in income any adjustment pursuant to Section 481(a) of the Code or any corresponding provision of state or local law, no such adjustment has been proposed by the IRS and no pending request for permission to change any accounting method has been submitted by NCW. The aggregate balance of the reserve for bad debts described in Section 593(g) of the Code and any similar provision under state or local laws and regulations of NCW as of December 31, 2006 is zero. NCW has not participated in a “reportable transaction” within the meaning of Treasury Regulation section 1.6011 -4(b).

           (b)     As used in this Agreement, the term “Tax” or “Taxes” means (i) any and all federal, state, local, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, duties, intangibles, franchise, backup withholding, and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon and (ii) any liability for any items described in clause (i) above under Treasury Regulation Section 1.1502 -6 (or any similar provision of state, local or foreign law), as successor or transferee, by contract or otherwise.

           (c)      As used in this Agreement, the term “Tax Return” means any report, return or other information (including any amendments, schedules or attachments thereto) required to be supplied to a Governmental Entity with respect to Taxes including, where permitted or required, combined, unitary or consolidated returns for any group of entities that includes NCW.

           3.11    Employee Matters. For purposes hereof, the following terms shall have the following meaning:

           “Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, and (v) under corresponding or similar provisions of foreign laws or regulations.

           A “NCW Benefit Plan” means any compensation or employee benefit plan, program, policy, practice, agreement or other arrangement providing compensation or benefits to any current or former employee, officer or director of NCW or any beneficiary or dependent thereof that is sponsored or maintained by NCW or to which NCW contributes or is obligated to contribute, whether or not written, including without limitation any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit plan, program or policy.

           “NCW ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

           “Employment Agreement” means a contract, offer letter or agreement of NCW with or addressed to any individual who is rendering or has rendered services thereto as an employee or consultant pursuant to which NCW has any actual or contingent liability or obligation to provide compensation and/or benefits in consideration for past, present or future services.

           “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

           “Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

               “Plan” means any NCW Benefit Plan other than a Multiemployer Plan.

           “Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

           (a)    Section 3.11(a) of the NCW Disclosure Schedule includes a complete list and description of all material NCW Benefit Plans and all Employment Agreements.

           (b)    With respect to each Plan, NCW has delivered to Banner a true, correct and complete copy of: (i) each writing constituting a part of such Plan, including without limitation all plan documents, employee communications, benefit schedules, trust agreements, and insurance contracts and other funding vehicles; (ii) the most recent Annual Report (Form 5500 Series) and accompanying schedule, if any; (iii) the current summary plan description and any material modifications thereto, if any (in each case, whether or not required to be furnished under ERISA); (iv) the most recent annual financial report, if any; (v) the most recent actuarial report, if any; and (vi) the most recent determination letter from the IRS, if any. NCW has delivered or made available to Banner a true, correct and complete copy of each Employment Agreement. Except as specifically provided in the foregoing documents delivered to Banner, there are no amendments to any Plan or Employment Agreement that have been adopted or approved nor has NCW undertaken to make any such amendments or to adopt or approve any new Plan or Employment Agreement.

           (c)     All contributions required to be made to any Plan by applicable law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Plan, for any period through the date hereof have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the financial statements. Each NCW Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (i) is funded through an insurance company contract and is not a “welfare benefit fund” within the meaning of Section 419 of the Code or (ii) is unfunded.

           (d)     With respect to each NCW Benefit Plan, NCW has complied, and is now in compliance, in all material respects, with all provisions of ERISA, the Code and all laws and regulations applicable to such NCW Benefit Plans. Each Plan has been administered in all material respects in accordance with its terms. There is not now, nor do any circumstances exist that could give rise to, any requirement for the posting of security with respect to a Plan or the imposition of any lien on the assets of NCW under ERISA or the Code. Section 3.11(d) of the NCW Disclosure Schedule identifies each Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (“Qualified Plans”). The Internal Revenue Service has issued a favorable determination letter with respect to each Qualified Plan and the related trust that has not been revoked, and there are no existing circumstances and no events have occurred that could adversely affect the qualified status of any Qualified Plan or the related trust. No trust funding any Plan is intended to meet the requirements of Code Section 501(c)(9). Neither NCW nor any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any of the NCW Benefit Plans or their related trusts, NCW, or any person that NCW has an obligation to indemnify, to any material Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

           (e)     With respect to each Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code: (i) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived; (ii) the fair market value of the assets of such Plan equals or exceeds the actuarial present value of all accrued benefits under such Plan (whether or not vested) on a termination basis; (iii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, and the consummation of the transactions contemplated by this Agreement will not result in the occurrence of any such reportable event; (iv) all premiums to the Pension Benefit Guaranty Corporation have been timely paid in full; (v) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by NCW; and (vi) the PBGC has not instituted proceedings to terminate any such Plan and, to NCW’s knowledge, no condition exists that presents a risk that such proceedings will be instituted or which would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such Plan.

           (f)     Except as set forth in Section 3.11(f) of the NCW Disclosure Schedule: (i) no NCW Benefit Plan is a Multiemployer Plan or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”); (ii) none of NCW nor any of its NCW ERISA Affiliates has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan; and (iii) none of NCW nor any NCW ERISA Affiliates has incurred any Withdrawal Liability that has not been satisfied in full. There does not now exist, nor do any circumstances exist that could result in, any Controlled Group Liability that would be a liability of NCW following the Closing. Without limiting the generality of the foregoing, neither NCW nor any of its NCW ERISA Affiliates has engaged in any transaction described in Section 4069 or Section 4204 or 4212 of ERISA.

           (g)     Except for any such benefits described in Section 3.11(g) of the NCW Disclosure Schedule with respect to the individuals listed thereon, NCW has no liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA and at no expense to NCW. NCW has reserved the right to amend, terminate or modify at any time all plans or arrangements providing for retiree health or life insurance coverage.

           (h)       Section 3.11(h) of the NCW Disclosure Schedule sets forth (i) an accurate and complete description of each provision of any Plan or Employment Agreement under which the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby could (either along or in conjunction with any other event) result in, cause the accelerated vesting, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer or director of NCW, or could limit the right of NCW to amend, merge, terminate or receive a reversion of assets from any NCW Benefit Plan or related trust or any Employment Agreement or related trust, and (ii) the maximum amount of the “excess parachute payments” within the meaning of Section 280G of the Code that could become payable by NCW in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

           (i)       No labor organization or group of employees of NCW has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority. NCW is in compliance with all applicable laws and collective bargaining agreements respecting employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health.

           (j)        Each individual who renders services to NCW who is classified by NCW as having the status of an independent contractor or other non-employee status for any purpose (including for purposes of taxation and Tax reporting and under NCW Benefit Plans) is properly so characterized. To the best knowledge of NCW, NCW and each member of its business enterprise has complied with the Worker Adjustment and Retraining Notification Act and all similar state, local and foreign laws.

           (k)       All NCW Benefit Plans subject to the laws of any jurisdiction outside of the United States (i) have been maintained in accordance with all applicable requirements, (ii) if they are intended to qualify for special Tax treatment meet all requirements for such treatment, and (iii) if they are intended to be funded and/or book-reserved are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

           3.12     Compliance with Applicable Law. (a) NCW holds all licenses, franchises, permits and authorizations necessary for the lawful conduct of its businesses under and pursuant to each, and has complied in all respects with and are not in default in any respect under any, applicable law, statute, order, rule, regulation, policy or guideline of any Governmental Entity relating to NCW, except where the failure to hold such licenses, franchises, permits and authorizations, or such non-compliance or default, has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on NCW.

           (b)       Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on NCW: NCW has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents, applicable state and federal law and regulation and common law; and none of NCW, or any director, officer or employee of NCW has committed any breach of trust or fiduciary duty with respect to any such fiduciary account and the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

           (c)       Section 3.12(c) of the NCW Disclosure Schedule sets forth, as of the date hereof, a schedule of all officers and directors of NCW who have outstanding loans from NCW, and there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the two years immediately preceding the date hereof.

           3.13     Certain Contracts. (a) Except as set forth in Section 3.13(a) of the NCW Disclosure Schedule, NCW is not a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) with respect to the employment of any directors, officers, employees or consultants, other than in the ordinary course of business consistent with past practice, (ii) which, upon execution of this Agreement or consummation or shareholder approval of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment or benefits (whether of severance pay or otherwise) becoming due from Banner, NCW, the Resulting Bank, or any of their respective Subsidiaries, (iii) that is or includes any non-competition, non-solicitation or exclusive dealing agreement or obligation, or any other agreement or obligation that purports to limit or restrict in any respect (A) the ability of NCW to solicit customers or employees or (B) the manner in which, or the localities in which, all or any portion of the business and operations of NCW or, following consummation of the Merger, the business and operations of Banner and its Subsidiaries, is or could be conducted, (iv) that relates to the incurrence of Indebtedness (other than deposit liabilities, advances and loans from a Federal Home Loan Bank, and sales of securities subject to repurchase, in each case in the ordinary course of business) in the principal amount of $50,000 or more, (v) that grants any person a right of first refusal, right of first offer or similar right with respect to any material properties, assets or businesses of NCW, (vi) that is a consulting agreement or service contract (including data processing, software programming and licensing contracts and outsourcing contracts for the provision of collection and other services in connection with the business and operations of NCW) involving the payment of annual fees of $50,000 or more, or (vii) that would be a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC, assuming that NCW has securities registered under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”)) to be performed after the date of this Agreement that has not been disclosed under the preceding clauses (i) through (vi). As used herein, “Indebtedness” of a person shall mean (i) all obligations of such person for borrowed money, (ii) all obligations of such person evidenced by bonds, debentures, notes and similar instruments, (iii) all leases of such person capitalized in accordance with GAAP, and (iv) all obligations of such person under sale-and-lease back transactions, agreements to repurchase securities sold and other similar financing transactions. Each contract, arrangement, commitment or understanding of the type described in this Section 3.13, whether or not set forth in NCW Disclosure Schedule, is referred to as a “NCW Contract,” and NCW has no knowledge of, and has not received notice of, any violation of any NCW Contract by any of the other parties thereto. Section 3.13(a) of the NCW Disclosure Schedule accurately categorizes each of the NCW Contracts according to the applicable clause(s) of the definition of NCW Contract. NCW has made available true and complete copies of each (i) NCW Contract and (ii) each contract or agreement that involved payments by NCW in fiscal year 2006 of more than $50,000 or which could reasonably be expected to involve payments during fiscal year 2007 of more than $50,000 other than where such contract or agreement was or is terminable at will on 60 days or less notice without payment of a penalty in excess of $25,000.

           (b)       Each NCW Contract is valid and binding on NCW and is in full force and effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on NCW, (i) NCW has in all material respects performed all obligations required to be performed by it to date under each NCW Contract, and (ii) no event or condition exists that constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of NCW under any such NCW Contract.

           3.14     Risk Management Instruments. (a) “Derivative Transactions” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, events or conditions (credit-related or otherwise) or any indexes, or any other similar transaction or combination of any of these transactions, and any collateralized debt obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions; provided that, for the avoidance of doubt, the term “Derivative Transactions” shall not include any NCW Option.

           (b)       Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on NCW, (i) all Derivative Transactions, whether entered into for the account of NCW or for the account of a customer of NCW, were duly authorized by NCW and entered into in the ordinary course of business consistent with past practice and in accordance with prudent banking practice and applicable laws, rules, regulations and policies of any Regulatory Authority and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by NCW, and with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions; (ii) all such Derivative Transactions are legal, valid and binding obligations of NCW enforceable against it in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity), and are in full force and effect; and (iii) NCW has duly performed its obligations under the Derivative Transactions to the extent that such obligations to perform have accrued and, to the knowledge of NCW, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

           (c)       Except as set forth in Section 3.14(c) of the NCW Disclosure Schedule, as of December 31, 2006, no Derivative Transaction, were it to be a Loan held by NCW, would be classified as “Other Loans Specially Mentioned”, “Special Mention”, “Substandard”, “Doubtful”, “Loss”, or words of similar import (“NCW Criticized Assets”). The financial position of NCW under or with respect to such Derivative Transaction has been reflected in the books and records of NCW in accordance with GAAP consistently applied, and as of the date hereof, no open exposure of NCW with respect to any such instrument (or with respect to multiple instruments with respect to any single counterparty) exceeds $100,000.

           3.15       Investment Securities. (a) NCW has good title to all securities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity as set forth in Section 3.15(a) of the NCW Disclosure Schedule), free and clear of any Lien, except to the extent such securities are pledged in the ordinary course of business to secure obligations of NCW as set forth in Section 3.15(a) of the NCW Disclosure Schedule. Such securities are valued on the books of NCW in accordance with GAAP in all material respects.

           (b)       NCW employs investment, securities, risk management and other policies, practices and procedures (the “Policies, Practices and Procedures”) which NCW believes are prudent and reasonable in the context of its business. Prior to the date hereof, NCW has made available to Banner in writing the material Policies, Practices and Procedures.

           3.16      Loan Portfolio. (a) Section 3.16(a) of the NCW Disclosure Schedule sets forth (i) the aggregate outstanding principal amount, as of March 31, 2007, of all written or oral loan agreements, notes or borrowing arrangements (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) payable to NCW (collectively, “Loans”), other than “non-accrual” Loans, and (ii) the aggregate outstanding principal amount, as of March 31, 2007, of all “non-accrual” Loans. As of March 31, 2007, NCW did not have outstanding Loans and assets classified as “Other Real Estate Owned” with an aggregate then outstanding, fully committed principal amount in excess of that amount set forth on Section 3.16(a) of the NCW Disclosure Schedule, net of specific reserves with respect to such Loans and assets, that were designated as of such date by NCW as NCW Criticized Assets. Section 3.16(a) of the NCW Disclosure Schedule sets forth (A) a summary of NCW Criticized Assets as of March 31, 2007, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and the amount of specific reserves with respect to each such category of Loan and the amount of reserves with respect to each such category of Loans and (B) each asset of NCW that, as of March 31, 2007, is classified as “Other Real Estate Owned” and the book value thereof.

           (b)       Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on NCW, each Loan (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity). Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on NCW, all Loans originated by NCW, and all such Loans purchased, administered or serviced by NCW (including Loans held for resale to investors), were made or purchased and are administered or serviced, as applicable, in accordance with customary lending standards of NCW (and in the case of Loans held for resale to investors, the lending standards, if any, of such investors) and in accordance with applicable federal, state and local laws, regulations and rules. All such Loans (and any related guarantees) and payments due thereunder are, and on the Closing Date will be, free and clear of any Lien, and NCW has complied in all material respects, and on the Closing Date will have complied in all material respects, with all laws and regulations relating to such Loans.

           (c)       None of the agreements pursuant to which NCW has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

           (d)       NCW is approved by and is in good standing as a seller/servicer by the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation to originate and service conventional residential mortgage Loans (each such entity being referred to herein as an “Agency” and, collectively, the “Agencies”).

           (e)       NCW is not now nor has it ever been since December 31, 2003 subject to any material fine, suspension, settlement or other agreement or other administrative agreement or sanction by, or any material reduction in any loan purchase commitment from any Agency or any federal or state agency relating to the origination, sale or servicing of mortgage or consumer Loans. NCW has not received any notice, nor does it have any reason to believe, that any Agency proposes to limit or terminate the underwriting authority of NCW or to increase the guarantee fees payable to any such Agency.

           (f)       NCW is in compliance in all material respects with all applicable federal, state and local laws, rules and regulations, including the Truth-In-Lending Act and Regulation Z, the Equal Credit Opportunity Act and Regulation B, the Real Estate Settlement Procedures Act and Regulation X, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act and all Agency and other investor and mortgage insurance company requirements relating to the origination, sale and servicing of mortgage and consumer Loans, except where the good faith unknowing failure(s) by NCW to so be in compliance have not had and would not reasonably be expected to have, individually or in the aggregate, a material and adverse effect on NCW.

           (g)       To the knowledge of NCW, each Loan included in a pool of Loans originated, acquired or serviced by NCW (a “NCW Pool”) meets all eligibility requirements (including all applicable requirements for obtaining mortgage insurance certificates and loan guaranty certificates) for inclusion in such NCW Pool. All such NCW Pools have been finally certified or, if required, recertified in accordance with all applicable laws, rules and regulations, except where the time for certification or recertification has not yet expired. To the knowledge of NCW, no NCW Pools have been improperly certified, and no Loan has been bought out of a NCW Pool without all required approvals of the applicable investors.

           3.17      Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on NCW, NCW (a) has good and marketable title to all the properties and assets reflected in the latest audited balance sheet included in NCW Financial Statements as being owned by NCW or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “NCW Owned Properties”), free and clear of all Liens of any nature whatsoever, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the latest audited NCW Financial Statements or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the “NCW Leased Properties” and, collectively with the NCW Owned Properties, the “NCW Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to NCW’s knowledge, the lessor. The NCW Real Property is in material compliance with all applicable zoning laws and building codes, and the buildings and improvements located on the NCW Real Property are in good operating condition and in a state of good working order, ordinary wear and tear excepted, except where the good faith unknowing failure(s) by NCW to so be in compliance have not had and would not reasonably be expected to have, individually or in the aggregate, a material and adverse effect on NCW. There are no pending or, to the knowledge of NCW, threatened condemnation proceedings against the NCW Real Property. NCW is in compliance with all applicable health and safety related requirements for the NCW Real Property, including those under the Americans with Disabilities Act of 1990 and the Occupational Health and Safety Act of 1970, except where the good faith unknowing failure(s) by NCW to so be in compliance have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on NCW.

           3.18      Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on NCW, (a) NCW owns, or is licensed to use (in each case, free and clear of any Liens), all Intellectual Property used in or necessary for the conduct of its business as currently conducted; (b) the use of any Intellectual Property by NCW does not, to the knowledge of NCW, infringe on or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which NCW acquired the right to use any Intellectual Property; (c) no person is challenging, infringing on or otherwise violating any right of NCW with respect to any Intellectual Property owned by and/or licensed to NCW; (d) NCW has not received any written notice of any pending claim with respect to any Intellectual Property used by NCW and no Intellectual Property owned and/or licensed by NCW is being used or enforced in a manner that would be expected to result in the abandonment, cancellation or unenforceability of such Intellectual Property. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, whether copyrightable or not, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and any similar intellectual property or proprietary rights.

           3.19      Environmental Liability. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on NCW, (a) there are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action or notices with respect to any environmental, health or safety matters or any private or governmental environmental, health or safety investigations or remediation activities of any nature seeking to impose, or that are reasonably likely to result in, any liability or obligation of NCW arising under common law or under any local, state or federal environmental, health or safety statute, regulation or ordinance, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, pending or threatened against NCW; (b) to the knowledge of NCW, there is no reasonable basis for, or circumstances that are reasonably likely to give rise to, any such proceeding, claim, action, investigation or remediation by any Governmental Entity or any third party that would give rise to any liability or obligation on the part of NCW; and (c) NCW is not subject to any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Entity or third party imposing any liability or obligation with respect to any of the foregoing.

           3.20      State Takeover Laws. The Board of Directors of NCW has unanimously approved this Agreement and the transactions contemplated hereby as required to render inapplicable to this Agreement and the transactions contemplated hereby, restrictions on “business combinations” and all other “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” law (any such laws, “Takeover Statutes”).

           3.21      Reorganization; Approvals. As of the date of this Agreement, NCW (a) is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, and (b) knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

           3.22      Opinions. Prior to the execution of this Agreement, NCW has received an opinion from McAdams Wright Ragen, Inc. to the effect that as of the date of such opinion and based upon and subject to the matters set forth in such opinion, the Merger Consideration is fair to the shareholders of NCW from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement. NCW has provided Banner with a true, correct and complete copy of such opinion for informational purposes.

           3.23      NCW Information. The information relating to NCW that is provided by NCW or its representatives for inclusion in the Proxy Statement and the Form S-4, or in any other document filed with any other Regulatory Agency or Governmental Entity in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Proxy Statement relating to NCW and other portions within the reasonable control of NCW will comply in all material respects with the applicable provisions of the Exchange Act and FDIC, if applicable, and the rules and regulations thereunder.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BANNER

           Except as disclosed in the disclosure schedule (the “Banner Disclosure Schedule”) delivered by Banner to NCW prior to the execution of this Agreement (which schedule sets forth, among other things, items, the disclosure of which is necessary or appropriate, either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV, or to one or more of Banner’s covenants, provided, however, that disclosure in any section of such Banner Disclosure Schedule shall apply only to the indicated Section of this Agreement), Banner hereby represents and warrants to NCW as follows:

           4.1       Corporate Organization. (a) Banner is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Washington. Banner has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business, in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Banner.

           (b)       Banner is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, and meets the applicable requirements for qualification as such. True, complete and correct copies of the Restated Articles of Incorporation, as amended (the “Banner Articles”), and Amended Restated Bylaws of Banner, as amended (the “Banner Bylaws”), as in effect as of the date of this Agreement, have previously been made available to NCW. Banner Bank is a bank chartered by the State of Washington. True, complete and correct copies of the Banner Bank Articles and the Banner Bank Bylaws, as in effect as of the date of this Agreement, have previously been made available to NCW.

           (c)       As of March 31, 2007, Banner Bank is “well capitalized” and “well managed” as a matter of U.S. federal banking law. Banner Bank has at least a “satisfactory” rating under the U.S. Community Reinvestment Act.

           (d)       The deposit accounts of Banner Bank are insured by the FDIC through the Bank Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due.

           (e)       Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Banner, each Banner Subsidiary (i) is duly incorporated or duly formed, as applicable to each such Subsidiary, and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so licensed or qualified, and (iii) has all requisite corporate power or other power and authority to own or lease its properties and assets and to carry on its business as now conducted.

           4.2       Capitalization. (a) The authorized capital stock of Banner consists of 25,000,000 shares of Banner Common Stock, of which, as of June 19, 2007 (the “Banner Capitalization Date”), 15,680,486 shares were issued and outstanding, and 500,000 shares of preferred stock, par value $0.01 per share (the “Banner Preferred Stock”), of which, as of the Banner Capitalization Date, no shares were issued and outstanding. As of the Banner Capitalization Date, no shares of Banner Common Stock were held in Banner’s treasury. As of the Banner Capitalization Date, no shares of Banner Common Stock or Banner Preferred Stock were reserved for issuance, except for (i) 710,281 shares of Banner Common Stock reserved for issuance upon exercise of options issued pursuant to employee and director stock plans of Banner in effect as of the date of this Agreement (the “Banner Stock Plans”) and (ii) 1,000,000 shares of Banner Common Stock reserved for issuance pursuant to the Banner Corporation Dividend Reinvestment and Direct Stock Purchase And Sale Plan. All of the issued and outstanding shares of Banner Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this

Agreement, no Voting Debt of Banner is issued or outstanding. As of the Banner Capitalization Date, except pursuant to this Agreement, the Banner Stock Plans, and stock repurchase plans entered into by Banner from time to time, Banner does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of Banner Common Stock, Voting Debt or any other equity securities of Banner or any securities representing the right to purchase or otherwise receive any shares of Banner Common Stock, Voting Debt or other equity securities of Banner. The shares of Banner Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

           (b)      Except for director qualifying shares, all of the issued and outstanding shares of capital stock or other equity ownership interests of each Banner Subsidiary are owned by Banner, directly or indirectly, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (subject to 12 U.S.C. § 55) and free of preemptive rights. No such Banner Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

           4.3      Authority; No Violation. (a) Banner has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly, validly and unanimously approved by the Board of Directors of Banner. The Board of Directors of Banner has determined that this Agreement and the transactions contemplated hereby are advisable and in the best interests of Banner and its shareholders. No other corporate proceedings on the part of Banner are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Banner and (assuming due authorization, execution and delivery by NCW) constitutes the valid and binding obligation of Banner, enforceable against Banner in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity).

           (b)      Neither the execution and delivery of this Agreement by Banner, nor the consummation by Banner of the transactions contemplated hereby, nor compliance by Banner with any of the terms or provisions of this Agreement, will (i) violate any provision of the Articles of Incorporation of Banner or the Bylaws of Banner, or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or Injunction applicable to Banner, any Banner Subsidiary or any of their respective properties or assets or (B) except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Banner, violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Banner or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Banner or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound.

           4.4      Consents and Approvals. Except for (i) the filing of applications and notices, as applicable, with the Federal Reserve Board and the FDIC and approval of such applications and notices, (ii) the Other Regulatory Approvals, (iii) the filing with the SEC of the Proxy Statement and the filing and declaration of effectiveness of the Form S-4, (iv) the filing of the Articles of Merger, (v) any consents, authorizations, approvals, filings or exemptions required under consumer finance, mortgage banking and other similar laws, and (vi) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Banner Common Stock pursuant to this Agreement and approval of listing of such Banner Common Stock on the Nasdaq, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the consummation by Banner of the Merger and the other transactions contemplated by this Agreement. No consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by Banner of this Agreement.

           4.5        Reports; Regulatory Matters. (a) Banner and each Banner Subsidiary has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since January 1, 2003 with the Regulatory Agencies or any Governmental Entity, and all other reports and statements required to be filed by them since January 1, 2003, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency or Governmental Entity, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency or Governmental Entity in the ordinary course of the business of Banner and its Subsidiaries, no Regulatory Agency or Governmental Entity has initiated since January 1, 2003 or has pending any proceeding, enforcement action or, to the knowledge of Banner, investigation into the business, disclosures or operations of Banner or any of its Subsidiaries. Since January 1, 2003, no Regulatory Agency or Governmental Entity has resolved any proceeding, enforcement action or, to the knowledge of Banner, investigation into the business, disclosures or operations of Banner or any of its Subsidiaries. There is no unresolved violation, criticism, or exception by any Regulatory Agency or Governmental Entity with respect to any report or statement relating to any examinations or inspections of Banner or any of its Subsidiaries. Since January 1, 2003 there has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Banner or any of its Subsidiaries.

           (b)       Neither Banner nor any Banner Subsidiary is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been a recipient of any supervisory letter from, or has been ordered to pay any civil money penalty by, or has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its business, other than those of general application that apply to similarly situated bank holding companies or their Subsidiaries (each, a “Banner Regulatory Agreement”), nor has Banner or any of its Subsidiaries been advised since January 1, 2003, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Banner Regulatory Agreement.

           (c)       Banner has previously made available to NCW an accurate and complete copy of each (i) final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Banner since January 1, 2003 pursuant to the Securities Act or the Exchange Act and prior to the date of this Agreement (the “Banner SEC Reports”) and (ii) communication mailed by Banner to its shareholders, in each case since January 1, 2003 and prior to the date of this Agreement. No such Banner SEC Report or communication, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Banner SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. No executive officer of Banner has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”).

           4.6       Financial Statements. (a) The financial statements of Banner and its Subsidiaries included (or incorporated by reference) in the Banner SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Banner and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Banner and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount), (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Banner and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Moss Adams LLP has not resigned or been dismissed as independent public accountants of Banner as a result of or in connection with any disagreements with Banner on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

           (b)       Neither Banner nor any Banner Subsidiary has any material liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Banner included in its Quarterly Report on Form 10-Q for the period ended March 31, 2007 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since March 31, 2007 or in connection with this Agreement and the transactions contemplated hereby.

           (c)       The records, systems, controls, data and information of Banner and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Banner or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described below in this Section 4.6(c) . Banner (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Banner, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of Banner by others within those entities, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to Banner’s outside auditors and the audit committee of Banner’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Banner’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Banner’s internal controls over financial reporting. These disclosures were made in writing by management to Banner’s auditors and audit committee and a copy has previously been made available to NCW. As of the date hereof, there is no reason to believe that its outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

           (d)       Since December 31, 2006, (i) through the date hereof, neither Banner nor any of its Subsidiaries nor, to the knowledge of the officers of Banner, any director, officer, employee, auditor, accountant or representative of Banner or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Banner or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Banner or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Banner or any of its Subsidiaries, whether or not employed by Banner or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Banner or any of its officers, directors, employees or agents to the Board of Directors of Banner or any committee thereof or to any director or officer of Banner.

           4.7         Broker’s Fees. Neither Banner nor any Banner Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than Sandler O’Neill & Partners, L.P.

           4.8       Absence of Certain Changes or Events. (a) Since December 31, 2006, no event or events have occurred that have had or are reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Banner.

           (b)       Since December 31, 2006, through and including the date of this Agreement, except as publicly disclosed by Banner in the Banner SEC Reports filed or furnished prior to the date hereof, Banner and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business consistent with their past practice.

           4.9       Legal Proceedings. (a) Neither Banner nor any Banner Subsidiary is a party to any, and there are no pending or, to the best of Banner’s knowledge, threatened, material legal, administrative, arbitral or other material proceedings, claims, actions or governmental or regulatory investigations of any nature against Banner or any of its Subsidiaries.

           (b)       There is no Injunction, judgment, or regulatory restriction (other than those of general application that apply to bank holding companies or their Subsidiaries) imposed upon Banner, any of its Subsidiaries or the assets of Banner or any of its Subsidiaries.

           4.10      Taxes and Tax Returns. Each of Banner and its Subsidiaries has duly and timely filed, or will duly and timely file, (including all applicable extensions) all material Tax Returns required to be filed by or with respect to Banner and its Subsidiaries on or prior to the Effective Time (all such returns being accurate and complete in all material respects), has paid, or will pay, all Taxes with respect to the periods covered by such Tax Returns and has duly paid or made provision for, or will duly pay or make provision for, the payment of all material Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities other than Taxes that are not yet delinquent or are being contested in good faith, have not been finally determined and, in each case, have been adequately reserved against. There are no material disputes pending, or claims asserted, for Taxes or assessments upon Banner or any of its Subsidiaries for which Banner does not have reserves that are adequate under GAAP. Neither Banner nor any of its Subsidiaries has taken or agreed to take any action that would, or would be reasonably expected to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

           4.11      Compliance with Applicable Law. (a) Banner and each Banner Subsidiary hold all material licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each, and have complied in all respects with and are not in default in any material respect under any, applicable law, statute, order, rule, regulation, policy or guideline of any Governmental Entity relating to Banner or any of its Subsidiaries, except where the failure to hold such licenses, franchises, permits and authorizations, or such non-compliance or default, has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Banner.

           (b)       Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Banner: Banner and each Banner Subsidiary has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents, applicable state and federal law and regulation and common law. None of Banner, any Banner Subsidiary, or any director, officer or employee of Banner or of any Banner Subsidiary has committed any breach of trust or fiduciary duty with respect to any such fiduciary account and the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

           (c)       Since the enactment of the Sarbanes-Oxley Act, Banner has been and is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the Nasdaq. Section 4.11(c) of the Banner Disclosure Schedule sets forth, as of the date hereof, a schedule of all officers and directors of Banner who have outstanding loans from Banner, and there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the two years immediately preceding the date hereof.

           4.12      Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Banner, (a) Banner and each Banner Subsidiary owns, or is licensed to use (in each case, free and clear of any Liens), all Intellectual Property used in or necessary for the conduct of its business as currently conducted; (b) the use of any Intellectual Property by Banner and each Banner Subsidiary does not, to the knowledge of Banner, infringe on or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which Banner or any Banner Subsidiary acquired the right to use any Intellectual Property; (c) no person is challenging, infringing on or otherwise violating any right of Banner or any Banner Subsidiary with respect to any Intellectual Property owned by and/or licensed to Banner or its Subsidiaries; and (d) neither Banner nor any Banner Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property used by Banner or any Banner Subsidiary and no Intellectual Property owned and/or licensed by Banner or any Banner Subsidiary is being used or enforced in a manner that would be expected to result in the abandonment, cancellation or unenforceability of such Intellectual Property.

           4.13      Risk Management Instruments. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Banner, (a) all Derivative Transactions (which for the avoidance of doubt shall not include any Banner stock option), whether entered into for the account of Banner or any Banner Subsidiary or for the account of a customer of Banner or any Banner Subsidiary, were duly authorized and entered into in the ordinary course of business consistent with past practice and in accordance with prudent banking practice and applicable laws, rules, regulations and policies of any Regulatory Authority and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Banner and its Subsidiaries, and with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions; (b) all of such Derivative Transactions are legal, valid and binding obligations of Banner or a Banner Subsidiary enforceable against it in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity), and are in full force and effect; and (c) Banner and each applicable Banner Subsidiary have duly performed their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued and, to Banner’s knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

           4.14      Investment Securities. (a) Each of Banner and each Banner Subsidiary has good title to all securities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Lien, except to the extent such securities are pledged in the ordinary course of business to secure obligations of Banner or its Subsidiaries. Such securities are valued on the books of Banner in accordance with GAAP in all material respects.

           (b)          Banner and its Subsidiaries and their respective businesses employ Policies, Practices and Procedures which Banner believes are prudent and reasonable in the context of such businesses. Prior to the date hereof, Banner has made available to NCW in writing the material Policies, Practices and Procedures.

           4.15      Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Banner, Banner or a Banner Subsidiary (a) has good and marketable title to all the properties and assets reflected in the latest audited balance sheet included in the Banner SEC Reports as being owned by Banner or a Banner Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Banner Owned Properties”), free and clear of all Liens of any nature whatsoever, except Permitted Encumbrances, and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Banner SEC Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the “Banner Leased Properties” and, collectively with the Banner Owned Properties, the “Banner Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of Banner, the lessor. The Banner Real Property is in material compliance with all applicable zoning laws and building codes, and the buildings and improvements located on the Banner Real Property are in good operating condition and in a state of good working order, ordinary wear and tear excepted. There are no pending or, to the knowledge of NCW, threatened condemnation proceedings against the Banner Real Property. Banner and its Subsidiaries are in compliance with all applicable health and safety related requirements for the Banner Real Property, including those under the Americans with Disabilities Act of 1990 and the Occupational Health and Safety Act of 1970.

           4.16      Environmental Liability. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Banner, (a) there are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action or notices with respect to any environmental, health or safety matters or any private or governmental environmental, health or safety investigations or remediation activities of any nature seeking to impose, or that are reasonably likely to result in, any liability or obligation of Banner or any of its Subsidiaries arising under common law or under any local, state or federal environmental, health or safety statute, regulation or ordinance, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, pending or threatened against Banner or any of its Subsidiaries; (b) to the knowledge of Banner, there is no reasonable basis for, or circumstances that are reasonably likely to give rise to, any such proceeding, claim, action, investigation or remediation by any Governmental Entity or any third party that would give rise to any liability or obligation on the part of Banner or any of its Subsidiaries; and (c) neither Banner nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Entity or third party imposing any liability or obligation with respect to any of the foregoing.

           4.17      Reorganization; Approvals. As of the date of this Agreement, Banner (a) is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, and (b) knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

           4.18      Banner Information. The information relating to Banner and its Subsidiaries that is provided by Banner or its representatives for inclusion in the Proxy Statement and the Form S-4, or in any other document filed with any other Regulatory Agency or Governmental Entity in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Proxy Statement relating to Banner and other portions within the reasonable control of Banner will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The Form S-4 will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

           5.1       Conduct of Businesses Prior to the Effective Time. Except as expressly contemplated by or permitted by this Agreement or with the prior written consent of the other party, during the period from the date of this Agreement to the Effective Time, each of NCW and Banner shall, and Banner shall cause each of its Subsidiaries to, (a) conduct its business in the ordinary course in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships and retain the services of its key officers and key employees and (c) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of either NCW or Banner to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby or thereby.

           5.2       NCW Forbearances. During the period from the date of this Agreement to the Effective Time, except as set forth in the NCW Disclosure Schedule and except as expressly contemplated or permitted by this Agreement, NCW shall not, without the prior written consent of Banner:

                      (a)       (i) make or commit to make any loan other than in accordance with NCW credit policies and limits in effect as of the date hereof or agree or commit to purchase, acquire, sell or arrange any new loan participation or (ii) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or make any loan or advance or capital contribution to, or investment in, any person (it being understood and agreed that incurrence of indebtedness in the ordinary course of business consistent with past practice shall include the creation of deposit liabilities, purchases of Federal funds, securitizations, sales of certificates of deposit and entering into repurchase agreements);

                      (b)       (i) adjust, split, combine or reclassify any of its capital stock;

                           (ii) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock;

                           (iii) grant any stock options, restricted shares or other equity-based award with respect to shares of NCW Common Stock under any of NCW Stock Plans or otherwise (whether such awards are settled in cash, NCW Common Stock or otherwise), or grant any individual, corporation or other entity any right to acquire any shares of its capital stock, other than grants of stock options to newly hired employees of NCW in the ordinary course of business consistent with past practice under the NCW Stock Plans; or

                           (iv) issue any additional shares of capital stock or other securities except pursuant to the exercise of NCW Options granted under a NCW Stock Plan that are outstanding as of the NCW Capitalization Date or granted thereafter in compliance with this Agreement;

                      (c)       except as required by applicable law, (i) increase the wages, salaries, or incentive compensation or incentive compensation opportunities of any director or employee of NCW other than normal increases in annual base salary in the ordinary course of business consistent with past practice for employees who are not (x) executive officers (y) directors, or (z) employees of NCW who are party to change of control or severance agreements, (ii) increase or accelerate the accrual rate, vesting or timing of payment or funding of, any compensation, benefits or other rights of any director or employee of NCW or otherwise pay any amount to which any director or employee of NCW is not entitled; (iii) establish, adopt, or become a party to any new employee benefit or compensation plan, program, commitment or agreement or amend, suspend or terminate any NCW Benefit Plan other than amendments required to be made to comply with Section 409A of the Code; (iv) modify any NCW Option or other equity-based award; (v) make any discretionary contributions or payments to any trust or other funding vehicle or pay any discretionary premiums in respect of benefits under any NCW Benefit Plan or Employment Agreement, (vi) establish, adopt or enter into any collective bargaining agreement or (vii) hire, terminate the employment or otherwise change the status of employment of any executive officer or director or employee of NCW who is party to any change of control or severance agreement;

                      (d)       sell, transfer, mortgage, encumber or otherwise dispose of any material amount of its properties or assets to any individual, corporation or other entity or cancel, release or assign any material amount of indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business consistent with past practice or pursuant to contracts in force at the date of this Agreement;

                      (e)       enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies, except as required by applicable law, regulation or policies imposed by any Governmental Entity;

                      (f)       except for transactions in the ordinary course of business consistent with past practice, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity;

                      (g)       take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

                      (h)        amend its articles of incorporation or bylaws, or otherwise take any action to exempt any person or entity (other than Banner or its Subsidiaries) or any action taken by any person or entity from any Takeover Statute or similarly restrictive provisions of its organizational documents or terminate, amend or waive any provisions of any confidentiality or standstill agreements in place with any third parties;

                      (i)         restructure or materially change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

                      (j)         commence or settle any material claim, action or proceeding, except in the ordinary course of business consistent with past practice (provided that no such settlement shall include any restrictions on the operation or conduct of business by NCW without the prior written consent of Banner);

                      (k)         take any action or fail to take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied;

                      (l)         implement or adopt any change in its Tax accounting or financial accounting principles, practices or methods, other than as may be required by applicable law, GAAP or regulatory guidelines;

                      (m)       file any application to establish (other than normal prosecution of its pending application to open a branch in East Wenatchee, Washington), or to relocate (except relocation of certain operations to its East Wenatchee branch currently under construction upon completion of construction and after receipt of all applicable regulatory approvals) or terminate the operations of, any banking office of NCW;

                      (n)       file or amend any Tax Return other than in the ordinary course of business, make, change or revoke any material Tax election, agree to an extension of the statute of limitations with respect to the assessment or collection of material Taxes, make or surrender any claim for a material refund of Taxes, or settle or compromise any material Tax liability;

                      (o)      create, renew, amend, terminate or cancel any service contract, purchase contract or NCW Contract other than in the ordinary course of business consistent with past practice; provided, that NCW shall not enter into any contract or agreement either (i) of the type addressed in clause (ii) or (iii) of the definition of NCW Contracts set forth in Section 3.13(a) or (ii) that involves annual payments by NCW of $50,000 or more other than where such contract or agreement is terminable at will on 60 days or less notice without payment of a penalty in excess of $25,000; or

                      (p)       agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 5.2.

         5.3    Banner Forbearances. Except as expressly permitted by this Agreement or with the prior written consent of NCW, during the period from the date of this Agreement to the Effective Time, Banner shall not, and shall not permit any Banner Subsidiary to, (a) amend, repeal or otherwise modify any provision of the Banner Articles or the Banner Bylaws in a manner that would adversely affect NCW or the transactions contemplated by this Agreement, (b) take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code, (c) take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied, or (d) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 5.3.

ARTICLE VI

ADDITIONAL AGREEMENTS

         6.1       Regulatory Matters. (a) Banner and NCW shall promptly prepare and file with the SEC the Form S-4, in which the Proxy Statement will be included as a prospectus. The Proxy Statement will be filed by NCW with the FDIC, if applicable. Each of Banner and NCW shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and NCW shall thereafter mail or deliver the Proxy Statement to its shareholders. Banner shall file the opinion described in Section 7.3(c) on a post-effective amendment to the Form S-4. Banner shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and NCW shall furnish all information concerning NCW and the holders of NCW Common Stock as may be reasonably requested in connection with any such action.

         (b)       The parties shall cooperate with each other and use their respective reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement, and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties, Regulatory Agencies or Governmental Entities. NCW and Banner shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the confidentiality of information, all the information relating to NCW or Banner, as the case may be, and any Banner Subsidiaries, which appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties shall act reasonably and as promptly as practicable. The parties shall consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement. Notwithstanding the foregoing, nothing contained herein shall be deemed to require Banner to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of Governmental Entities, that would reasonably be expected to have a material adverse effect (measured on a scale relative to NCW) on either Banner or NCW, including, for the avoidance of doubt, any divestitures by NCW, Banner or Banner Bank (a “Materially Burdensome Regulatory Condition”).

         (c)       Each of Banner and NCW shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Form S-4 or any other statement, filing, notice or application made by or on behalf of Banner, NCW, or any Banner Subsidiary to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

         (d)       Each of Banner and NCW shall promptly advise the other upon receiving any communication from any Regulatory Agency or Governmental Entity consent or approval of which is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Banner Requisite Regulatory Approval or NCW Requisite Regulatory Approval, respectively, will not be obtained or that the receipt of any such approval may be materially delayed.

         (e)       NCW shall cooperate with such reasonable requests as may be made by Banner with respect to any post Closing reorganization of Banner’s Subsidiaries, including filing prior to the Closing such applications with Regulatory Agencies or Governmental Entities as may be necessary or desirable in connection with any such reorganization.

         6.2       Access to Information. (a) Upon reasonable notice and subject to applicable laws relating to the confidentiality of information, each of NCW and Banner shall, and, in the case of Banner, shall cause its Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors, agents and other representatives of the other party, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records, and, during such period, each party shall, and, in the case of Banner, shall cause its Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking or insurance laws (other than reports or documents that such party is not permitted to disclose under applicable law) and (ii) all other information concerning its business, properties and personnel as the other party may reasonably request (in the case of a request by NCW, information concerning Banner that is reasonably related to the prospective value of Banner Common Stock or to Banner’s ability to consummate the transactions contemplated hereby). Neither NCW nor Banner, nor any Banner Subsidiaries, shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of such party or its Subsidiaries or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

         (b)       NCW shall deliver to Banner as promptly as practicable following each month-end after the date hereof, copies of NCW’s monthly financial package, including NCW’s consolidated unaudited income statement and balance sheet for the month then ended.

         (c)       All information and materials provided pursuant to this Agreement shall be subject to the provisions of the Confidentiality Agreement entered into by Banner in favor of NCW as of April 2, 2007 (the “Banner Confidentiality Agreement”) and the Confidentiality Agreement entered into by NCW in favor of Banner as of June 21, 2007 (together with the Banner Confidentiality Agreement, the “Confidentiality Agreements”).

         (d)       No investigation by a party hereto or its representatives shall affect the representations and warranties of the other party set forth in this Agreement.

         6.3       Shareholder Approval. NCW shall call a meeting of its shareholders (the “NCW Shareholders’ Meeting”) to be held as soon as reasonably practicable for the purpose of obtaining the requisite shareholder approvals required in connection with this Agreement and the Merger. The Board of Directors of NCW shall recommend to NCW’s shareholders the approval and adoption of this Agreement and the Merger (the “NCW Recommendation”); provided, however, that NCW’s Board of Directors shall not be required to make such NCW Recommendation to the extent provided in Section 6.11. Notwithstanding any change in the NCW Recommendation, unless otherwise directed in writing by Banner, this Agreement and the Merger shall be submitted to the shareholders of NCW at the NCW Shareholders’ Meeting for the purpose of approving the Agreement and the Merger and nothing contained herein shall be deemed to relieve NCW of such obligation; provided, however, that if the Board of Directors of NCW shall have effected a change in NCW Recommendation in accordance with this Agreement, then in submitting this Agreement to NCW’s shareholders, the Board of Directors of NCW may submit this Agreement to NCW’s shareholders without recommendation (although the resolutions adopting this Agreement and the Plan of Merger as of the date hereof may not be rescinded or amended), in which event the Board of Directors of NCW may communicate the basis for its lack of a recommendation to NCW’s shareholders in the Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law.

         6.4       Affiliates. NCW shall use its reasonable best efforts to cause each director, executive officer and other person who is an “affiliate” (for purposes of Rule 145 under the Securities Act) of NCW to deliver to Banner, as soon as practicable after the date of this Agreement, and prior to the date of the meeting of NCW shareholders to be held pursuant to Section 6.3, a written agreement, in the form of Exhibit A.

         6.5       Nasdaq Listing. Banner shall cause the shares of Banner Common Stock to be issued in the Merger to be approved for listing on the Nasdaq, subject to official notice of issuance, prior to the Effective Time.

         6.6       Employee and Director Matters. (a) From and after the Effective Time, the employees of NCW who are employed by Banner or the Resulting Bank as of the Effective Time (the “Covered Employees”) and who remain employed with Banner or the Resulting Bank during such period will be offered participation and coverage under employee benefit plans generally in effect for similarly situated employees of Banner and its Subsidiaries (“Banner Benefit Plans”); provided that continued participation and coverage following the Effective

Time under the employee benefit plans of NCW in effect immediately prior to the Effective Time shall be deemed to satisfy the obligations under this sentence. Employees of NCW will also participate in the employee stock option plan(s) of Banner to a comparable extent and at a comparable level to those persons at Banner of comparable status.

         (b)       To the extent permitted by applicable law or the terms of any applicable insurance policies, Banner shall cause each Banner Benefit Plan, in which Covered Employees are eligible to participate, to take into account for purposes of eligibility, vesting and benefit accruals under the Banner Benefit Plans the service of such employees with NCW (and any predecessor entities) to the same extent as such service was credited for such purpose by NCW; provided, however, that such service shall not be recognized for purposes of benefit accruals under any defined benefit pension plan, to the extent that such recognition would result in a duplication of benefits with respect to the same period of service, or with respect to newly implemented plans for which prior service is not taken into account. Nothing herein shall limit the ability of Banner or the Resulting Bank to amend or terminate any of the NCW Benefit Plans or Banner Benefits Plans in accordance with their terms at any time.

         (c)       If Covered Employees become eligible to participate in a medical, dental or health plan of Banner or its Subsidiaries, Banner shall cause each such plan to (i) waive any preexisting condition limitations to the extent such conditions are covered under the applicable medical, health or dental plans of Banner, (ii) honor under such plans any deductible, co-payment and out-of-pocket expenses incurred by such employees and their beneficiaries during the portion of the calendar year prior to such participation and (iii) waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to such employee on or after the Effective Time for the year in which the Effective Time occurs, in each case to the extent such employee had satisfied any similar limitation or requirement under an analogous medical dental or health plan of NCW prior to the Effective Time for the year in which the Effective Time or participation in such medical, dental or health plan of Banner, as applicable, occurs.

         (d)       From and after the Effective Time, Banner shall, or shall cause its Subsidiaries to, honor, in accordance with the terms thereof as in effect as of the date hereof or as may be amended after the date hereof but prior to the Effective Time with the prior written consent of Banner, each employment agreement of NCW set forth in Section 6.6(d) of the NCW Disclosure Schedule.

         (e)       As of the Effective Time, Banner and the Resulting Bank shall take all actions necessary to effectuate the agreements set forth in Section 6.6(e) of the Banner Disclosure Schedule.

         (f)       As of or prior to the Effective Time, NCW shall adopt the relevant resolutions of its board of directors necessary to terminate the NCW 401(k) Plan (the “NCW 401(k) Plan”). In connection with such termination, the NCW 401(k) Plan shall be submitted to the Internal Revenue Service for a determination regarding its qualification upon termination and, upon receipt of a favorable determination letter, distributions shall be made to participants in accordance with ERISA, the Internal Revenue Code and the NCW 401(k) Plan as soon as practicable after the receipt of the determination letter. Neither Banner, nor Banner Bank, shall have any obligation to make contributions to the NCW 401(k) Plan after the Effective Time. Participants in the NCW 401(k) Plan who become employees of Banner or Banner Bank will be permitted, subject to the terms of the Banner 401(k) Plan, to roll over such distributions to the Banner 401(k) Plan.

         (g)       Without limiting the generality of the final sentence of Section 9.9, nothing in this Section 6.6, express or implied is intended to or shall confer upon any other person including without limitation any Covered Employee, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, and no provision of this Section 6.6 shall constitute an amendment of any compensation or benefit plan, program, policy, agreement or other arrangement.

         6.7       Indemnification; Directors’ and Officers’ Insurance. (a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative (a “Claim”), including any such Claim in which any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of NCW or who is or was serving at the request of NCW as a director or officer of another person (the “Indemnified Parties”), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director or officer of NCW prior to the Effective Time or (ii) this Agreement or any of the transactions contemplated by this Agreement, whether asserted or arising before or after the Effective Time, the parties shall cooperate and use their best efforts to defend against and respond thereto. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of any Indemnified Party as provided in their respective certificates or articles of incorporation or bylaws (or comparable organizational documents), and any existing indemnification agreements set forth in Section 6.7 of the NCW Disclosure Schedule, shall survive the Merger and shall continue in full force and effect in accordance with their terms, it being understood that nothing in this sentence shall require any amendment to the articles of incorporation or bylaws of the Resulting Bank.

         (b)       From and after the Effective Time, the Resulting Bank shall, to the fullest extent permitted by applicable law, indemnify, defend and hold harmless, and provide advancement of expenses to, each Indemnified Party against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any Claim based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of NCW, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Effective Time, whether asserted or claimed prior to, or at or after, the Effective Time (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) or taken at the request of Banner pursuant to Section 6.8 hereof.

         (c)       Banner shall cause the individuals serving as officers and directors of NCW immediately prior to the Effective Time to be covered for a period of six years from the Effective Time by the directors’ and officers’ liability insurance policy maintained by NCW (provided that Banner may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous than such policy) with respect to acts or omissions occurring prior to the Effective Time that were committed by such officers and directors in their capacity as such; provided that in no event shall Banner be required to expend annually in the aggregate an amount in excess of 200% of the annual premiums currently paid by NCW (which current amount is set forth in Section 6.7 of the NCW Disclosure Schedule) for such insurance (the “Insurance Amount”), and provided further that if Banner is unable to maintain such policy (or such substitute policy) as a result of the preceding proviso, Banner shall obtain as much comparable insurance as is available for the Insurance Amount.

         (d)       The provisions of this Section 6.7 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

         6.8       Additional Agreements. (a) Subject to the terms and conditions of this Agreement, each of NCW and Banner agree to cooperate fully with each other and to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make the Merger effective at the time and in the manner contemplated by this Agreement.

         (b)       In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Resulting Bank with full title to all properties, assets, rights, approvals, immunities and franchises of either party to the Merger, the proper officers and directors of each party shall, at Banner’s sole expense, take all such necessary action as may be reasonably requested by Banner.

         6.9       Advice of Changes. Each of Banner and NCW shall promptly advise the other of any change or event (i) having or reasonably likely to have a Material Adverse Effect on it or (ii) that it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained in this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement; provided further that a failure to comply with this Section 6.9 shall not constitute a breach of this Agreement or the failure of any condition set forth in Article VII to be satisfied unless the underlying Material Adverse Effect or material breach would independently result in the failure of a condition set forth in Article VII to be satisfied.

         6.10       Exemption from Liability Under Section 16(b). Prior to the Effective Time, Banner shall take all such steps as may be necessary or appropriate to cause any disposition of shares of NCW Common Stock or conversion of any derivative securities in respect of such shares of NCW Common Stock in connection with the consummation of the transactions contemplated by this Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act, including any such actions specified in the No-Action Letter dated January 12, 1999, issued by the SEC to Skadden, Arps, Slate, Meagher & Flom, LLP.

         6.11       No Solicitation. (a) None of NCW, or any officer, director, employee, agent or representative (including any investment banker, financial advisor, attorney, accountant or other retained representative) of NCW shall directly or indirectly (i) solicit, initiate, encourage, facilitate (including by way of furnishing information) or take any other action designed to facilitate any inquiries or proposals regarding any merger, share exchange, consolidation, sale of assets, sale of shares of capital stock (including, without limitation, by way of a tender offer) or similar transactions involving NCW that, if consummated, would constitute an Alternative Transaction (any of the foregoing inquiries or proposals, including any indication of an intention to propose any of the foregoing, if with respect to NCW, being referred to herein as an “Alternative Proposal”), (ii) participate in any discussions or negotiations regarding an Alternative Transaction or (iii) enter into any agreement regarding any Alternative Transaction. Notwithstanding the foregoing, the Board of Directors of NCW shall be permitted, prior to the meeting of NCW shareholders to be held pursuant to Section 6.3, and subject to compliance with the other terms of this Section 6.11 and to first entering into an agreement with the person proposing such Alternative Proposal on terms substantially similar to, and no less favorable to NCW than, those contained in the Banner Confidentiality Agreement, to (A) consider and participate in discussions with respect to a bona fide Alternative Proposal received in writing by NCW, and (B) withdraw, modify or qualify the NCW Recommendation, in each case if and only to the extent that the Board of Directors of NCW reasonably determines in good faith after consultation with outside legal counsel that failure to do so would cause it to violate its fiduciary duties.

         As used in this Agreement, “Alternative Transaction” means any of (i) a transaction pursuant to which any person (or group of persons) (other than Banner or its affiliates) directly or indirectly, acquires or would acquire more than 25% of the outstanding shares of NCW or outstanding voting power or of any new series or new class of preferred stock that would be entitled to a class or series vote with respect to a merger of NCW whether from NCW or pursuant to a tender offer or exchange offer or otherwise, (ii) a merger, share exchange, consolidation or other business combination involving NCW (other than the Merger), (iii) any transaction pursuant to which any person (or group of persons) (other than Banner or its affiliates) acquires or would acquire control of assets of NCW, or any of its Subsidiaries representing more than 25% of the fair market value of all the assets, net revenues or net income of NCW, immediately prior to such transaction, or (iv) any other consolidation, business combination, recapitalization or similar transaction involving NCW, other than the transactions contemplated by this Agreement.

         (b)       NCW shall notify Banner promptly (but in no event later than 24 hours) after receipt of any Alternative Proposal, or any material modification of or material amendment to any Alternative Proposal, or any request for nonpublic information relating to NCW or for access to the properties, books or records of NCW by any person or entity that informs the Board of Directors of NCW that it is considering making, or has made, an Alternative Proposal. Such notice to Banner shall be made orally and in writing, and shall indicate the identity of the person making the Alternative Proposal or intending to make or considering making an Alternative Proposal or requesting non-public information or access to the books and records of NCW, and the material terms of any such Alternative Proposal or modification or amendment to an Alternative Proposal. NCW shall keep Banner fully informed, on a current basis, of any material changes in the status and any material changes or modifications in the terms of any such Alternative Proposal, indication or request. NCW shall also promptly, and in any event within 24 hours, notify Banner, orally and in writing, if it enters into discussions or negotiations concerning any Alternative Proposal in accordance with Section 6.11(a) .

         (c)       NCW shall immediately cease and cause to be terminated any existing discussions or negotiations with any persons conducted heretofore with respect to any of the foregoing, and shall use reasonable best efforts to cause all persons other than Banner who have been furnished confidential information regarding NCW in connection with the solicitation of or discussions regarding an Alternative Proposal within the 12 months prior to the date hereof promptly to return or destroy such information. NCW agrees not to release any third party from the confidentiality and standstill provisions of any agreement to which NCW is or may become a party, and shall immediately take all steps necessary to terminate any approval that may have been heretofore given under any such provisions authorizing any person to make an Alternative Proposal.

         (d)        NCW shall ensure that the officers, directors and all employees, agents and representatives (including any investment bankers, financial advisors, attorneys, accountants or other retained representatives) of NCW are aware of the restrictions described in this Section 6.11 as reasonably necessary to avoid violations thereof. It is understood that any violation of the restrictions set forth in this Section 6.11 by any officer, director, employee, agent or representative (including any investment banker, financial advisor, attorney, accountant or other retained representative) of NCW, at the direction or with the consent of NCW, shall be deemed to be a breach of this Section 6.11 by NCW.

         6.12       Preparation of the Pro Forma Balance Sheet. NCW shall: (a) prepare the Pro Forma Balance Sheet in consultation and cooperation with Banner, (b) reflect on the Pro Forma Balance Sheet all adjustments reasonably recommended by Banner in good faith which are necessary to accurately reflect the true anticipated net worth of NCW as of the Anticipated Closing Date and (c) deliver the Pro Forma Balance Sheet to Banner no later than 10 business days prior to the Anticipated Closing Date.

ARTICLE VII

CONDITIONS PRECEDENT

         7.1       Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

                            (a)      Shareholder Approval. This Agreement shall have been approved and adopted by the requisite affirmative vote of the holders of NCW Common Stock entitled to vote thereon.

                            (b)      Nasdaq Listing. The shares of Banner Common Stock to be issued to the holders of NCW Common Stock upon consummation of the Merger shall have been authorized for listing on the Nasdaq, subject to official notice of issuance.

                            (c)      Form S-4. The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

                            (d)      No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an “Injunction”) preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, Injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or makes illegal consummation of the Merger.

         7.2       Conditions to Obligations of Banner and Banner Bank. The obligation of Banner to effect the Merger is also subject to the satisfaction, or waiver by Banner, at or prior to the Effective Time, of the following conditions:

                            (a)       Representations and Warranties. The representations and warranties of NCW set forth in Section 3.2 of this Agreement shall be true and correct (other than for such failures to be true and correct as are de minimis in effect), and the remaining representations and warranties of NCW set forth in this Agreement shall be true and correct (for this purpose disregarding any qualification or limitation as to materiality or Material Adverse Effect), in each case as of the date of this Agreement and as of the Closing Date as though made on such date, except to the extent such representations and warranties are expressly made only as of an earlier date, in which case as of such earlier date; provided that, if any of such representations and warranties (other than the representations and warranties contained in Section 3.2, which shall be true and correct other than for such failures to be true and correct as are de minimis in effect) shall not be true and correct (for this purpose disregarding any qualification or limitation as to materiality or Material Adverse Effect), then the condition stated in this clause (a) shall be deemed satisfied if and only if the cumulative effect of all inaccuracies of such representations and warranties (for this purpose disregarding any qualification or limitation as to materiality or Material Adverse Effect) shall not be or have a Material Adverse Effect on NCW; and Banner shall have received a certificate signed on behalf of NCW by its Chief Executive Officer or Chief Financial Officer to the foregoing effect.

                            (b)      Performance of Obligations of NCW. NCW shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time; and Banner shall have received a certificate signed on behalf of NCW by the Chief Executive Officer or the Chief Financial Officer of NCW to such effect.

                            (c)      Federal Tax Opinion. Banner shall have received the opinion of its counsel, Wachtell, Lipton, Rosen & Katz, dated the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon customary representations contained in certificates of officers of NCW and Banner.

                            (d)      Regulatory Approvals. All regulatory approvals set forth in Section 4.4 required to consummate the transactions contemplated by this Agreement, including the Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred as the “Banner Requisite Regulatory Approvals”), and no such regulatory approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.

                            (e)      NCW Net Worth. The NCW Target Net Worth shall not exceed the NCW Closing Net Worth Estimate by an amount greater than the Cash Component (calculated without regard to clause (D) of the definition thereof).

                            (f)      Certain Agreements. The individuals listed on Section 7.2(f) of the NCW Disclosure Schedule shall have executed and delivered to Banner non-competition agreements with terms consistent with those set forth on Section 7.2(f) of the NCW Disclosure Schedule.

                            (g)      Escrow Agreement. NCW shall have delivered to Banner an executed Escrow Agreement.

              7.3          Conditions to Obligations of NCW. The obligation of NCW to effect the Merger is also subject to the satisfaction or waiver by NCW at or prior to the Effective Time of the following conditions:

                            (a)      Representations and Warranties. The representations and warranties of Banner set forth in this Agreement shall be true and correct (for this purpose disregarding any qualification or limitation as to materiality or Material Adverse Effect), in each case as of the date of this Agreement and as of the Closing Date as though made on such date, except to the extent such representations and warranties are expressly made only as of an earlier date, in which case as of such earlier date; provided that, if any of such representations and warranties shall not be true and correct (for this purpose disregarding any qualification or limitation as to materiality or Material Adverse Effect), then the condition stated in this clause (a) shall be deemed satisfied if and only if the cumulative effect of all inaccuracies of such representations and warranties (for this purpose disregarding any qualification or limitation as to materiality or Material Adverse Effect) shall not be or have a Material Adverse Effect on Banner; and NCW shall have received a certificate signed on behalf of Banner by its Chief Executive Officer or Chief Financial Officer to the foregoing effect.

                            (b)      Performance of Obligations of Banner. Banner shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and NCW shall have received a certificate signed on behalf of Banner by the Chief Executive Officer or the Chief Financial Officer of Banner to such effect.

                            (c)       Federal Tax Opinion. NCW shall have received the opinion of its counsel, Jeffers, Danielson, Sonn & Aylward, P.S., dated the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon customary representations contained in certificates of officers of NCW and Banner.

                            (d)       Regulatory Approvals. All regulatory approvals set forth in Section 3.4 required to consummate the transactions contemplated by this Agreement, including the Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred as the “NCW Requisite Regulatory Approvals”).

                            (e)       Escrow Agreement. Banner shall have delivered to NCW an executed Escrow Agreement.

ARTICLE VIII

TERMINATION AND AMENDMENT

                8.1        Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of NCW or Banner:

                            (a)       by mutual consent of NCW and Banner in a written instrument authorized by the boards of directors of NCW and Banner, as determined by a vote of a majority of the members of each respective entire board of directors;

                            (b)       by either NCW or Banner, if any Governmental Entity that must grant a Banner Requisite Regulatory Approval or a NCW Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement;

                            (c)       by either NCW or Banner, if the Merger shall not have been consummated on or before February 1, 2008 (the “Final Date”) unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth in this Agreement; provided, however, that in the event that the conditions set forth in Sections 7.2(d) or 7.3(d) shall not have been satisfied by such date as a result of Banner having been involved in or having publicly announced a definitive agreement with respect to a merger, sale, acquisition or similar transaction with an institution of substantially equal or greater size than Banner and all other conditions set forth in Article VII have been satisfied or waived, or are capable of being satisfied, by the Final Date, then the Final Date will automatically be extended until August 1, 2008 (the “Extended Final Date”), in which case (i) the Final Date shall be deemed to be the Extended Final Date for all purposes hereunder and (ii) the Cash Component shall be increased by the product of (A) Total Stock Amount and (B) the amount per share of Banner Common Stock of all cash dividends payable after the Final Date but prior to the Effective Time;

                            (d)       by either Banner or NCW (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of NCW, in the case of a termination by Banner, or Banner, in the case of a termination by NCW, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.2 or 7.3, as the case may be, and which is not cured within 45 days following written notice to the party committing such breach or by its nature or timing cannot be cured within such time period;

                            (e)       by Banner, if (i) NCW shall have materially breached its obligations under Section 6.3 or Section 6.11, or (ii) the Board of Directors of NCW shall have (A) failed to recommend in the Proxy Statement the adoption of the agreement of merger set forth in this Agreement, (B) publicly withdrawn or modified, or publicly announced its intention to withdraw or modify, in any manner adverse to Banner, its recommendation that its shareholders approve or adopt this Agreement or (C) recommended any Alternative Proposal or failed to recommend against any Alternative Proposal within 10 Business Days (or, in the case of clause (ii), resolved to take any such action), whether or not permitted by the terms hereof;

                            (f)       by either NCW or Banner if any approval of the shareholders of NCW contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at the NCW Shareholders’ Meeting or at any adjournment or postponement of either such meeting; or

                            (g)       by NCW, if the Board of Directors of NCW so determines by the vote of a majority of all of its members, by giving written notice to Banner not later than the end of the second Business Day next following the Determination Date, in the event that, as of the Determination Date, the Average Closing Price shall be less than the Lower Floor Price.

                            If NCW elects to exercise its termination right pursuant to this Section 8.1(g), it shall give written notice to Banner. During the five-business-day period commencing with its receipt of such notice, Banner may, at its option (the “Banner Fill Option”), (A) adjust the Share Ratio to equal the number (rounded to the nearest one-ten-thousandth) that would cause the Final Aggregate Consideration to be equal to Minimum Aggregate Consideration, (B) increase the Cash Component by an amount equal to product of (1) the Share Ratio as adjusted pursuant to the preceding clause (A) minus the Share Ratio prior to such adjustment, (2) the number of Fully Diluted NCW Shares and (3) the Average Closing Price, or (C) increase the Share Ratio less than would otherwise be required by the preceding clause (A) but increase the Cash Component by the amount required to achieve a like economic result; provided, however, that if Banner elects to exercise the Banner Fill Option and effecting the Banner Fill Option pursuant to clause (B) would not prevent the Merger from qualifying as a reorganization pursuant to Section 368(a) of the Code, Banner shall effect the Banner Fill Option in accordance with clause (B). If Banner exercises the Banner Fill Option, it shall give prompt written notice to NCW of such election and the revised Stock Consideration or Cash Consideration, as applicable, whereupon no termination shall have occurred pursuant to this Section 8.1(g) and this Agreement shall remain in effect in accordance with its terms (except as the Share Ratio or Cash Component, as applicable, shall have been so modified but the NCW Net Worth Adjustment shall be recalculated as of the Anticipated Closing Date and appropriate adjustments shall be made), and any references in this Agreement to “Share Ratio” or “Cash Component,” as applicable, shall thereafter be deemed to refer to the Share Ratio or Cash Component, as applicable, as adjusted pursuant to this Section 8.1(g) .

                            For purposes of Sections 8.1(g) and 8.1(h), (A) if the outstanding shares of common stock of Banner shall be changed into a different number of shares by reason of any stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of the Agreement and the Determination Date, the prices for the common stock of Banner will be appropriately adjusted and (B) the following terms shall have the meanings set forth below:

                            “Average Closing Price” of the Banner Common Stock shall mean the arithmetic mean of the daily closing sales prices per share of Banner Common Stock reported on the Nasdaq (as reported by the Wall Street Journal or, if not reported thereby, another authoritative source) for the twenty consecutive Nasdaq trading days ending at the close of trading on the Determination Date.

                                      “Banner Starting Price” means $36.27.

                            “Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the U.S. Government or any day on which banking institutions in the State of Washington are authorized or obligated to close.

                            “Determination Date” means the date on which the last required approval of a Governmental Authority is obtained with respect to the Merger, without regard to any requisite waiting period.

                            “Final Aggregate Consideration” means the Cash Component (based on the mutually agreed reasonable best estimate of the parties of the NCW Net Worth Adjustment) plus the value of the aggregate Stock Consideration calculated substituting the Average Closing Price for the per share value of Banner Common Stock and assuming the Fully Diluted NCW Shares outstanding.

                            “Fully Diluted NCW Shares” means 459,111 shares of NCW Common Stock, or such other number of shares of NCW Common Stock that the parties mutually agree they expect to be outstanding at the Effective Time.

                            “Maximum Aggregate Consideration” means the Cash Component (based on the mutually agreed reasonable best estimate of the parties of the NCW Net Worth Adjustment) plus the value of the aggregate Stock Consideration calculated substituting the Ceiling Price for the per share value of Banner Common Stock and assuming the Fully Diluted NCW Shares outstanding.

                            “Minimum Aggregate Consideration” means the Cash Component (based on the mutually agreed reasonable best estimate of the parties of the NCW Net Worth Adjustment) plus the value of the aggregate Stock Consideration calculated substituting the Lower Floor Price for the per share value of Banner Common Stock and assuming the Fully Diluted NCW Shares outstanding.

                            (h)       by Banner, if the Board of Directors of Banner so determines by the vote of a majority of all of its members, by giving written notice to NCW not later than the end of the second Business Day next following the Determination Date, in the event that, as of the Determination Date, the Average Closing Price shall be more than $39.90 (the “Ceiling Price”); provided, however, that if, prior to the Determination Date, a third party acquires a majority of the outstanding Banner Common Stock, or if Banner and a third party execute a definitive agreement regarding such an acquisition, Banner shall not be entitled to terminate this Agreement pursuant to this Section 8.1(h) .

                            If Banner elects to exercise its termination right pursuant to this Section 8.1(h), it shall give written notice to NCW. During the five-business-day period commencing with its receipt of such notice, NCW may, at its option (the “NCW Drain Option”), request that Banner decrease the Cash Component by the amount that would cause the Final Aggregate Consideration to be equal to Maximum Aggregate Consideration. If NCW exercises the NCW Drain Option, it shall give prompt written notice to Banner of such election, whereupon no termination shall have occurred pursuant to this Section 8.1(h) and this Agreement shall remain in effect in accordance with its terms (except as the Cash Component shall have been so modified but the NCW Net Worth Adjustment shall be recalculated as of the Anticipated Closing Date and appropriate adjustments shall be made), and any references in this Agreement to “Cash Component” shall thereafter be deemed to refer to the Cash Consideration as adjusted pursuant to this Section 8.1(h) .

         The party desiring to terminate this Agreement pursuant to any clause of this Section 8.1 (other than clause (a)) shall give written notice of such termination to the other party in accordance with Section 9.3, specifying the provision or provisions hereof pursuant to which such termination is effected.

                 8.2       Effect of Termination. In the event of termination of this Agreement by either NCW or Banner as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of NCW or Banner, or any Banner Subsidiaries or any of the officers or directors of any of them, shall have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated by this Agreement, except that (i) Sections 6.2(b), 8.2, 8.3 and 9.2 through and including 9.9 shall survive any termination of this Agreement, and (ii) neither NCW nor Banner shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

                 8.3       Fees and Expenses; Termination Fees.

                            (a)       Except (i) as provided in this Section 8.3 and (ii) with respect to costs and expenses of printing and mailing the Proxy Statement and all filing and other fees paid to the SEC in connection with the Merger, which shall be borne equally by NCW and Banner, all fees and expenses incurred in connection with the Merger, this Agreement, and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

                            (b)       NCW shall pay to Banner, by wire transfer of immediately available funds to such accounts as Banner may designate, the fee provided below in the event that this Agreement is terminated as follows:

                                     (i)       if Banner shall terminate this Agreement pursuant to Section 8.1(e), then NCW shall pay an amount equal to seven hundred and fifty thousand dollars ($750,000) (the “Termination Fee”) on the Business Day following such termination; or

                                     (ii)       if (A) either party shall terminate this Agreement as a result of a failure to consummate the Merger prior to the date set forth in Section 8.1(c) caused by a material breach (other than an unintentional material breach) of this Agreement by NCW, either party shall terminate this Agreement pursuant to Section 8.1(f) due to the failure to obtain the required NCW shareholder approval addressed therein, or Banner shall terminate this Agreement pursuant to Section 8.1(d) (other than as a result of any unintentional breach of this Agreement), and (B) an Alternative Proposal shall have been publicly announced or otherwise communicated or made known to the senior management or Board of Directors of NCW (or any person shall have publicly announced, communicated or made known a bona fide intention, whether or not conditional, to make an Alternative Proposal) after the date hereof and before the termination pursuant to Section 8.1(c) or 8.1(d) in the case of a termination pursuant to either such Section or before the NCW Shareholder Meeting in the case of a termination pursuant to Section 8.1(f), then (1) NCW shall pay an amount equal to one-third of the Termination Fee on the Business Day following such termination and (2) if, within twelve months of the date of such termination of this Agreement, NCW enters into any agreement with respect to, or consummates, any Alternative Proposal (provided that, in this instance, all percentages included in the definition of “Alternative Proposal” shall be increased to 50%), then NCW shall pay an amount equal to two-thirds of the Termination Fee upon the date of such execution or consummation, whichever is earlier; or

                            (c)       In the event that NCW fails to pay when due any amount payable under this Section 8.3 and Banner commences a suit that results in a judgment against NCW, then NCW shall reimburse Banner for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in connection with such suit.

                 8.4       Amendment. This Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with Merger by the shareholders of NCW and Banner; provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of NCW or Banner, as the case may be, there may not be, without further approval of such shareholders, any amendment of this Agreement that requires such further approval under applicable law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

                 8.5       Extension; Waiver. At any time prior to the Effective Time, the parties, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

GENERAL PROVISIONS

                 9.1      Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m. on a date and at a place to be specified by the parties, which date shall be no later than the first day of the calendar month following the third Business Day after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied or waived at the Closing), unless extended by mutual agreement of the parties (the “Closing Date”).

                 9.2      Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time.

                 9.3      Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

                                    if to NCW, to:

                                    NCW Community Bank
                                    701 N. Chelan Ave.
                                    Wenatchee, WA 98801
                                    Attention:    Melvin J. Hansen, President & Chief Executive Officer
                                    Facsimile:     509-667-8558

                                    with a copy to:

                                    Jeffers, Danielson, Sonn & Aylward P.S.
                                    P.O. Box 1688 2600 Chester Kimm Road
                                    Wenatchee, WA 98801
                                    Attention:   Peter A. Spadoni
                                    Facsimile:    509-662-2452

                                    and

                                    if to Banner, to:

                                    Banner Corporation
                                    10 South First Avenue
                                    Walla Walla, WA 99362
                                    Attention:    D. Michael Jones, President & Chief Executive Officer
                                                          Lloyd W. Baker, Chief Financial Officer
                                    Facsimile:     (509) 526-8873

                                    with a copy to:

                                    Wachtell, Lipton, Rosen & Katz
                                    51 W. 52nd Street
                                     New York, NY 10019
                                    Attention:   Nicholas G. Demmo, Esq.
                                    Facsimile:    (212) 403-2000

                 9.4      Interpretation. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The NCW Disclosure Schedule and the Banner Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable law.

                 9.5      Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

                 9.6      Entire Agreement. This Agreement (including the documents and the instruments referred to in this Agreement), together with the Confidentiality Agreements, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement, other than the Confidentiality Agreement.

                 9.7      Governing Law; Jurisdiction. This Agreement shall be governed and construed in accordance with the internal laws of the State of Washington applicable to contracts made and wholly-performed within such state, without regard to any applicable conflicts of law principles, except to the extent that the application of federal securities laws is mandatory. The parties hereto agree that any suit, action or proceeding brought by either party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court located in the State of Washington. Each of the parties hereto submits to the jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding. Each party hereto irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

                 9.8      Publicity. Neither NCW nor Banner shall, and neither NCW nor Banner shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the prior consent (which consent shall not be unreasonably withheld) of Banner, in the case of a proposed announcement or statement by NCW, or NCW, in the case of a proposed announcement or statement by Banner; provided, however, that either party may, without the prior consent of the other party (but after prior consultation with the other party to the extent practicable under the circumstances) issue or cause the publication of any press release or other public announcement to the extent required by law or by the rules and regulations of the Nasdaq.

                 9.9      Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by either of the parties (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.7, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any person other than the parties hereto any rights or remedies under this Agreement.

Remainder of Page Intentionally Left Blank

           IN WITNESS WHEREOF, NCW, Banner and Banner Bank have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

                                                                                                                                           BANNER CORPORATION

                                                                                                                                           By: /s/ D. Michael Jones ___________
                                                                                                                                                  Name:      D. Michael Jones
                                                                                                                                                  Title:        President & Chief Executive Officer

                                                                                                                                           BANNER BANK

                                                                                                                                           By: /s/ D. Michael Jones
                                                                                                                                                  Name:      D. Michael Jones
                                                                                                                                                  Title:        President & Chief Executive Officer

                                                                                                                                           NCW COMMUNITY BANK

                                                                                                                                           By: /s/ Melvin J. Hansen
                                                                                                                                           Name:      Melvin J. Hansen
                                                                                                                                           Title:        President & Chief Executive Officer

Annex B

925 Fourth Avenue, Suite 3900
Seattle, Washington 98104
206.493.1666 Fax 206.493.1667
_______________________________________________________________________________________________________________

                                                                                                  June 25, 2007

Board of Directors
NCW Community Bank
701 North Chelan Avenue
Wenatchee, Washington 98801

Members of the Board:

     You have requested our opinion as to the fairness, from a financial point of view, of the consideration to be received by the common shareholders of NCW Community Bank, (“NCW”) from Banner Corporation, Inc., (“BANR”) pursuant to the terms of a draft of the Definitive Merger Agreement (the “Agreement”), dated June 25, 2007 between NCW and BANR, whereby NCW will be merged with and into BANR.

     In connection with the proposed merger transaction (the “Transaction”), NCW shareholders will receive cash in the amount of $6,500,000 and stock in an amount equal to 340,000 shares of BANR common stock. If the Transaction were to close contemporaneously with the delivery of this opinion, and using the 20-day average of closing prices of BANR common stock for May 23, 2007 through June 20, 2007 of $36.27, gross aggregate consideration would be $18,831,800. NCW shareholders would receive approximately $41.13 per share, based on 457,911 diluted shares outstanding. The Agreement provides the complete terms of the proposed transaction, and this summary is qualified in its entirety by reference thereto.

     McAdams Wright Ragen, Inc. (“MWR”), as a part of its corporate finance services, is periodically engaged in valuation and advisory services provided to the directors, officers and shareholders of both public and private financial institutions with respect to the fairness, from a financial point of view, of the consideration to be received in merger and acquisition transactions, such as that proposed by the Agreement. With particular regard to our qualifications for rendering an opinion as to the fairness, from a financial point of view, of the consideration to be received by NCW pursuant to the Agreement, our corporate finance department’s professionals have advised numerous Northwest community banks and thrifts regarding fairness

B-1

Board of Directors
NCW Community Bank
June 25, 2007

of merger and capital transactions in the past ten years. NCW has agreed to pay a fee for our financial advisory services and for rendering this opinion letter and the accompanying report.

     In connection with rendering this opinion, we have, among other things: (i) reviewed the draft Agreement dated June 25, 2007; (ii) reviewed NCW's unaudited financial statements for the five months ended May 31, 2007 and the three months ended March 31, 2007; (iii) reviewed NCW’s audited financial statements for the twelve months ended December 31, 2006, the twelve months ended December 31, 2005 and the twelve months ended December 31, 2004; (iv) reviewed certain internal financial analyses and certain other forecasts prepared by and reviewed with the management of NCW; (v) conducted interviews with senior management of NCW regarding the past and current business operations, results thereof, and financial condition; (vi) reviewed the current market environment generally and the financial services industry environment in particular; (vii) reviewed the prices paid in recent comparable mergers and acquisitions; (viii) reviewed unaudited financial information of BANR for the three months ended March 31, 2007, September 30, 2006, June 30, 2006 and March 31, 2006 and audited financial statements as of December 31, 2006, December 31, 2005 and December 31, 2004, included in the Forms 10-K and 10-Q filed with the U.S. Securities and Exchange Commission; (ix) conducted interviews with senior management of BANR regarding the past and current business operations, results thereof, and financial condition; and (x) reviewed such other information, studies and analyses, performed such other investigations and took into account such other matters as we deemed appropriate.

     In conducting our review and arriving at our opinion, we have assumed and relied on the accuracy and completeness of all financial information publicly available and supplied or otherwise made available to us by NCW management. We have not independently verified such information nor have we undertaken an independent appraisal of the assets or liabilities of NCW or BANR. With respect to the financial forecasts referred to above, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgment of the senior management of NCW as of the date of this letter.

     This opinion is necessarily based upon economic, market and other conditions as they exist and should be evaluated as of the date of this letter. In rendering our opinion, we have assumed that in the course of obtaining the necessary approvals for the Agreement, no restrictions, limitations or conditions will be imposed that would have a material adverse effect on the expected benefits of the Agreement to NCW’s shareholders or the ability to consummate the Agreement.

     This opinion is being furnished for the use and benefit of the Board of Directors of NCW and is not intended to be, nor constitutes, a recommendation to any shareholder as to how such shareholder should vote with respect to the Agreement. We express no opinion on matters of a legal, regulatory, tax or accounting nature or the ability of the Agreement to be consummated. No limitations were imposed on us regarding the scope of our investigation or otherwise by

B-2

Board of Directors
NCW Community Bank
June 25, 2007

NCW or BANR.

     In reliance upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Agreement consideration to be issued by BANR to the NCW shareholders pursuant to the Agreement is fair, from a financial point of view, to the shareholders of NCW.

     We hereby consent to the reference to our firm in the proxy statement or prospectus related to the merger transaction and to the inclusion of our opinion as an exhibit to the proxy statement or prospectus related to the merger transaction.

Very truly yours,

MCADAMS WRIGHT RAGEN, INC.

            By:  /s/ Robert J. Rogowski
                    Robert J. Rogowski
                    Managing Director -
                    Corporate Finance

Annex C

WASHINGTON BUSINESS CORPORATION ACT—SECTION 30.49.090
DISSENTERS’ RIGHTS

30.49.090. Rights of dissenting shareholder—Appraisal—Amount due as debt

     The owner of shares of a state bank which were voted against a merger to result in a state bank, or against the conversion of a state bank into a national bank, shall be entitled to receive their value in cash, if and when the merger or conversion becomes effective, upon written demand made to the resulting state or national bank at any time within thirty days after the effective date of the merger or conversion, accompanied by the surrender of the stock certificates. The value of such shares shall be determined, as of the date of the shareholders' meeting approving the merger or conversion, by three appraisers, one to be selected by the owners of two-thirds of the dissenting shares, one by the board of directors of the resulting state or national bank, and the third by the two so chosen. The valuation agreed upon by any two appraisers shall govern. If the appraisal is not completed within ninety days after the merger or conversion becomes effective, the director shall cause an appraisal to be made.

     The dissenting shareholders shall bear, on a pro rata basis based on the number of dissenting shares owned, the cost of their appraisal and one-half of the cost of a third appraisal, and the resulting bank shall bear the cost of its appraisal and one-half of the cost of the third appraisal. If the director causes an appraisal to be made, the cost of that appraisal shall be borne equally by the dissenting shareholders and the resulting bank, with the dissenting shareholders sharing their half of the cost on a pro rata basis based on the number of dissenting shares owned.

     The resulting state or national bank may fix an amount which it considers to be not more than the fair market value of the shares of a merging or the converting bank at the time of the stockholders' meeting approving the merger or conversion, which it will pay dissenting shareholders of the bank entitled to payment in cash. The amount due under such accepted offer or under the appraisal shall constitute a debt of the resulting state or national bank.

C-1

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.              INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Washington Business Corporation Act

     Banner is organized under the Washington Business Corporation Act (the “WBCA”) which, in general, empowers Washington corporations to indemnify a person made a party to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, other than an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another enterprise, against expenses, including attorney’s fees, judgments, amounts paid in settlements, penalties and fines actually and reasonably incurred in connection therewith if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders and, with respect to a criminal action or proceeding, if the person had no reasonable cause to believe his or her conduct was unlawful. Washington corporations may not indemnify a person in connection with such proceedings if the person was adjudged to have received an improper personal benefit.

     The WBCA also empowers Washington corporations to provide similar indemnity to such a person in connection with actions or suits by or in the right of the corporation if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the interests of the corporation or its shareholders, unless the person was adjudged liable to the corporation.

     If authorized by the articles of incorporation of a Washington corporation or by its shareholders, a Washington corporation may indemnify and advance expenses to the persons described above without regard to the limitations described above, provided that such indemnity will not cover acts or omissions of the person finally adjudged to be intentional misconduct or a knowing violation of law, conduct finally adjudged to involve a violation of WBCA Section 310 (related to certain unlawful distributions), and any transaction with respect to which it was finally adjudged that the person received a benefit to which such person was not legally entitled.

     The WBCA also permits a Washington corporation to purchase and maintain on behalf of such person insurance against liabilities incurred in such capacities. Banner has obtained a policy of directors’ and officers’ liability insurance.

     The WBCA further permits Washington corporations to limit the personal liability of directors for a breach of their fiduciary duty. However, the WBCA does not eliminate or limit the liability of a director for any of the following: (i) acts or omissions that involve intentional misconduct by a director or a knowing violation of law by a director; (ii) conduct violating WBCA Section 310; or (iii) any transaction from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled.

Banner’s Articles of Incorporation and Bylaws

     Banner’s articles of incorporation limit the personal liability of directors for a breach of their fiduciary duty except for under the circumstances required to excepted under Washington law described above.

     Banner’s articles of incorporation generally require Banner to indemnify directors, officers, employees and agents to the fullest extent legally possible under the WBCA. In addition, the articles of incorporation require Banner to similarly indemnify any such person who is or was serving at the request of Banner as a director, officer, partner, trustee, employee or agent of another entity. Banner’s articles of incorporation further provide for the advancement of expenses under certain circumstances.

ITEM 21.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) The following exhibits are filed herewith unless otherwise indicated:

EXHIBIT
NO.	DESCRIPTION

2.1	Agreement and Plan of Merger, dated as of June 27, 2007, by and among Banner Corporation,
Banner Bank and NCW Community Bank (attached as Annex A to the proxy statement/prospectus contained in this registration statement). Schedules to this Exhibit have not been filed; upon request, Banner will furnish supplementally to the Securities and Exchange
Commission a copy of any omitted schedule.
3.1	Articles of Incorporation (incorporated by reference from Exhibit B of Banner’s Proxy Statement for the Annual Meeting of Shareholders dated June 10, 1998).
3.2	Bylaws (incorporated by reference from Exhibit 3.2 of Banner’s Current Report on Form 8-K dated July 24, 1998).
5.1	Opinion of Wachtell, Lipton, Rosen & Katz regarding the validity of the Banner common stock registered hereunder.
8.1	Opinion of Wachtell, Lipton, Rosen & Katz.
23.1	Consent of Moss Adams LLP, Independent Reregistered Public Accounting Firm.
23.2	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 5.1).
23.3	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.1).
24.1*	Powers of Attorney.
99.1	Form of NCW Proxy Card.
99.2	Consent of McAdams Wright Ragen, Inc. (included in Annex B to the proxy statement/prospectus contained in this registration statement).

*	Previously filed.

ITEM 22.	UNDERTAKINGS

(a)	The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(3) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b)	The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	The undersigned registrant hereby undertakes to remove from registration by means of a post-
effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or
15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e)	(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of this form; and

(2) the registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1)
immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3)
of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(f)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange
Commission such indemnification is against public policy as expressed in the Securities Act of
1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of
1933 and will be governed by the final adjudication of such issue.

(g)	The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(h)	The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, Banner Corporation has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Walla Walla, State of Washington, on August 21, 2007.

                                                                                                                                                                        BANNER CORPORATION

                                                                                                                                                                        By: /s/ Lloyd W. Baker
                                                                                                                                                                        Name:    Lloyd W. Baker
                                                                                                                                                                        Title:      Executive Vice President and
                                                                                                                                                                                       Chief Financial Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

*	President & Chief Executive Officer
D. Michael Jones	(Principal Executive Officer)

*	Director
Robert D. Adams

*	Director
Gordon E. Budke

*	Director
David B. Casper

*	Director
Edward L. Epstein

*	Director
Jesse G. Foster

*	Director
David A. Klaue

*	Director
Constance H. Kravas

*	Director
Robert J. Lane

*	Director
John R. Layman

*	Director
Dean W. Mitchell

*	Director
Brent A. Orrico

*	Director
Wilber Pribilsky

*	Director
Gary Sirmon

*	Director
Michael M. Smith

* By: /s/ Lloyd W. Baker		August 21, 2007
Lloyd W. Baker
Attorney-in-Fact

EXHIBIT INDEX

EXHIBIT
NO.	DESCRIPTION

2.1	Agreement and Plan of Merger, dated as of June 27, 2007, by and among Banner Corporation,
Banner Bank and NCW Community Bank (attached as Annex A to the proxy statement/prospectus contained in this registration statement). Schedules to this Exhibit have not been filed; upon request, Banner will furnish supplementally to the Securities and Exchange
Commission a copy of any omitted schedule.
3.1	Articles of Incorporation (incorporated by reference from Exhibit B of Banner’s Proxy Statement for the Annual Meeting of Shareholders dated June 10, 1998).
3.2	Bylaws (incorporated by reference from Exhibit 3.2 of Banner’s Current Report on Form 8-K dated July 24, 1998).
5.1	Opinion of Wachtell, Lipton, Rosen & Katz regarding the validity of the Banner common stock registered hereunder.
8.1	Opinion of Wachtell, Lipton, Rosen & Katz.
23.1	Consent of Moss Adams LLP, Independent Reregistered Public Accounting Firm.
23.2	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 5.1).
23.3	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.1).
24.1*	Powers of Attorney.
99.1	Form of NCW Proxy Card.
99.2	Consent of McAdams Wright Ragen, Inc. (included in Annex B to the proxy statement/prospectus contained in this registration statement).

*	Previously filed.

Exhibit 5.1

August 21, 2007

Banner Corporation
10 South First Avenue
Walla Walla, WA 99362

Ladies and Gentlemen:

     We have acted as special counsel to Banner Corporation, a Washington corporation (the “Company”), in connection with the preparation and filing of the Registration Statement on Form S-4 of the Company (as amended, the “Registration Statement”) relating to up to 340,000 shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company to be issued by the Company in connection with the merger of NCW Community Bank, a Washington state-chartered bank, with and into Banner Bank, a wholly owned subsidiary of the Company.

     In rendering this opinion, we have examined such corporate records and other documents, and we have reviewed such matters of law, as we have deemed necessary or appropriate. In rendering this opinion, we have, with your consent, relied upon oral and written representations of officers of the Company and certificates of officers of the Company and public officials with respect to the accuracy of the factual matters addressed in such representations and certificates. In addition, in rendering this opinion we have, with your consent, assumed the genuineness of all signatures or instruments relied upon by us, and the conformity of certified copies submitted to us with the original documents to which such certified copies relate.

     We are members of the Bar of the State of New York and we express no opinion as to the laws of any jurisdiction other than the federal laws of the United States, the General Corporation Law of the State of Delaware and the laws of the State of New York.

     Based on and subject to the foregoing, we are of the opinion that the Common Stock is or will be, upon issuance, legally authorized and, when the Registration Statement has been declared effective by order of the Securities and Exchange Commission and the Common Stock has been issued and paid for upon the terms and conditions set forth in the Registration Statement, the Common Stock will be validly issued, fully paid and nonassessable.

     We hereby consent to be named in the Registration Statement and in the related prospectus contained therein as the attorneys who passed upon the legality of the Common Stock and to the filing of a copy of this opinion as Exhibit 5.1 to the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

                                                                                                                                                    Very truly yours,

                                                                                                                                                    /s/ Wachtell, Lipton, Rosen & Katz

Exhibit 8.1

[WACHTELL, LIPTON, ROSEN & KATZ LETTERHEAD]

August 21, 2007

Banner Corporation
10 South First Avenue
Walla Walla, WA 99362

Ladies and Gentlemen:

     Reference is made to the Registration Statement on Form S-4 (as amended through the date hereof, the “Registration Statement”) of Banner Corporation, a Washington corporation (“Banner”), relating to the proposed merger of NCW Community Bank, a Washington state chartered bank, with and into Banner Bank, a wholly-owned subsidiary of Banner, with Banner Bank being the resulting bank in the merger.

     We have participated in the preparation of the discussion set forth in the section entitled “THE MERGER—Material U.S. Federal Income Tax Consequences of the Merger” in the Registration Statement. In our opinion, such discussion, insofar as it summarizes matters of United States federal income tax law, is accurate in all material respects.

     We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement, and to the references therein to us. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

                                                                                                                                                                        Very truly yours,

                                                                                                                                                                        /s/ Wachtell, Lipton, Rosen & Katz

Exhibit 23.1

CONSENT OF MOSS ADAMS LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     We consent to the incorporation by reference in this Registration Statement on Amendment No. 1 to Form S-4, Registration No. 333-144948 of our report dated March 14, 2007, with respect to the consolidated statement of financial condition of Banner Corporation and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for the three years ended December 31, 2006, and in our same report with respect to the effectiveness of internal control over financial reporting and management’s assessment of that effectiveness, which report is included in the annual report on Form 10-K, of Banner Corporation as of December 31, 2006. We also consent to the reference to our Firm under the heading “Experts” in the Registration Statement.

/s/ Moss Adams LLP

Spokane, Washington
August 20, 2007

Exhibit 99.1

FORM OF PROXY NCW CARD
______________________________________________________________________________________________________________________

NCW COMMUNITY BANK SPECIAL MEETING PROXY

The undersigned hereby appoints Melvin J. Hansen, with full powers of substitution to act as attorneys and proxies for the undersigned, to vote all shares of the undersigned that the undersigned may be entitled to vote at the Special Meeting of Shareholders of NCW COMMUNITY BANK (the “Bank”), on September 27, 2007, and any and all adjournments thereof, with all powers that the undersigned would possess if personally present, with respect to the following:

1.	A proposal to approve and adopt the Agreement and Plan of Merger,	FOR	AGAINST	ABSTAIN
	dated as of June 27, 2007, by and among NCW Community Bank, Banner	†	†	†
Corporation and Banner Bank, as it may be amended from time to time.

2.	A proposal to adjourn or postpone the special meeting to a later date or	FOR	AGAINST	ABSTAIN
	dates, if necessary, to solicit additional proxies.	†	†	†

The Board of Directors recommends a vote “FOR” the listed propositions.

     This Proxy confers authority to vote “FOR” the propositions listed above. If any other business is presented at said meeting, this proxy shall be voted in accordance with the recommendations of the attorneys and proxies designated above.

______________________________________________________________________________________________________________________
______________________________________________________________________________________________________________________

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

This proxy may be revoked prior to its exercise. Should the undersigned be present and elect to vote at the Special Meeting or at any adjournment thereof and after notification to the Bank at the Special Meeting of the shareholder’s decision to terminate this proxy, then the power of said attorneys and proxies shall be deemed terminated and of no further force and effect.

The undersigned acknowledges receipt from the Bank prior to the execution of this proxy of the Notice of Special Meeting of Shareholders and a Proxy Statement dated August 21, 2007.

Please sign exactly as your name appears on the
address label. When signing as attorney, executor,
administrator, trustee or guardian, please give
your full title. If shares are held jointly, each holder
should sign.

                                                                                                                                                                                           Dated: ______________, 2007

                                                                                                                                                                                           ______________________

                                                                                                                                                                                           ________________________
                                                                                                                                                                                           Signature(s) of Stockholder(s)

                                                                                                                                                                                           ______________________

                                                                                                                                                                                           ________________________
                                                                                                                                                                                           Print name(s)

PLEASE COMPLETE, DATE, SIGN AND MAIL THIS
PROXY PROMPTLY IN THE ENCLOSED POSTAGE
PREPAID ENVELOPE.

______________________________________________________________________________________________________________________